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REGISTRANT'S NAME East Japan Railway Co

*CURRENT ADDRESS


PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

**FORMER NAME

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FILE NO. 82- 4990 FISCAL YEAR 3-31-03

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OICF/BY: dlw

DATE : 7/14/03

Annual Report 2003

For the Year Ended March 31, 2003



A Formula for Success:

One Part Stability, Two Parts Growth


120th
niversary
なのえき
野 駅
年7月28日開業
〜熊谷間開通
みんなのえ
上野駅開
120



Tokyo and Eastern Honshu...

EAST JAPAN RAILWAY COMPANY

With passenger safety foremost in mind, East Japan Railway Company (JR East) is moving forward and outward in an agile response to the opportunities and challenges of the economy.

- JR East is the largest passenger railway company in the world, serving about 16 million passengers daily.
- JR East alone provides nearly half of the huge volume of railway transportation in the Tokyo metropolitan area.
- JR East operates a five-route Shinkansen Bullet Train network between Tokyo and major cities in eastern Honshu (mainland).
- JR East's strong and stable core transportation business contributes 70% of operating revenues.
- JR East has ability to leverage passenger traffic and railway assets to develop non-transportation businesses.
- JR East has abundant and stable cash flow.






OPERATION AREA
(As of June 30, 2003)
Tokyo







Forward Looking Statements

Statements contained in this report with respect to JR East's plans, strategies and beliefs that are not historical facts are forward looking statements about the future performance of JR East which are based on management's assumptions and beliefs in light of the information currently available to it. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause JR East's actual results, performance or achievements to differ materially from the expectations expressed herein. These factors include, without limitation, (i) JR East's ability to successfully maintain or increase current passenger levels on its railway services, (ii) JR East's ability to improve the profitability of its railway and other operations, (iii) JR East's ability to expand its non-railway operations and (iv) general changes in economic conditions and laws, regulations and government policies in Japan.

Medium-Term Business Plan

New Frontier 21

In November 2000, JR East announced a medium-term business plan called *New Frontier 21*, which would cover the five-year period extending from April 2001 through March 2006. The plan targets a critical point in JR East's development, setting forth a vision and a concrete action plan. All action are aimed at withstanding the dramatic changes in the group's highly competitive operating environment.

FREE CASH FLOWS


Billions of Yen
250
200
150
100
50
0
189.2
236.9
200.0
Mar. '01
Mar. '03
Mar. '06 (Plan)

ROE (Return on average equity)


%
12
10
8
6
4
2
0
7.8
10.2
10.0
Mar. '01
Mar. '03
Mar. '06 (Plan)

ROA (Ratio of operating income to average assets)


%
6
5
4
3
2
1
0
4.4
4.9
5.5
Mar. '01
Mar. '03
Mar. '06 (Plan)

NONCONSOLIDATED TOTAL LONG-TERM DEBT


Billions of Yen
5,000
4,500
4,000
3,500
3,000
4,537.5
¥750.0 billion
4,006.7
3,787.5
Mar. '01
Mar. '03
Mar. '06 (Plan)

NUMBER OF EMPLOYEES OF PARENT COMPANY


Number of Employees
80,000
75,000
70,000
65,000
60,000
55,000
50,000
10,000
75,380
71,186
65,380
Apr. '01
Mar. '03
Mar. '06 (Plan)

(Photo: Transportation News Co., Ltd.)

CONTENTS

FINANCIAL HIGHLIGHTS

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES
Years ended March 31, 2001, 2002 and 2003

	Millions of Yen (except for per share data)			Percent Change	Millions of U.S. Dollars (except for per share data)
	2001	2002	**2003**	2003/2002	**2003**
For the Year:					
Operating revenues	¥2,546,041	¥2,543,378	**¥2,565,671**	+0.9%	**$21,381**
Operating income	323,751	316,340	**343,095**	+8.5	**2,859**
Net income	69,174	47,551	**97,986**	+106.1	**817**
Depreciation	329,651	321,995	**322,564**	+0.2	**2,688**
Cash flows from operating activities	455,470	455,045	**433,304**	−4.8	**3,611**
Free cash flows*	189,151	349,400	**236,882**	−32.2	**1,974**
Amount per share of common stock (yen and U.S.dollars):					
Earnings	17,294	11,888	**24,453**	+105.7	**204**
Cash flows from operating activities	113,868	113,761	**108,347**	−4.8	**903**
At Year-End:					
Total assets	¥7,247,089	¥7,022,271	**¥6,853,403**	−2.4%	**$57,112**
Long-term debt (including current portion)	2,307,483	2,060,838	**1,942,983**	−5.7	**16,192**
Long-term liabilities incurred for purchase of railway facilities** (including current portion)	2,392,241	2,318,997	**2,174,581**	−6.2	**18,121**
Total long-term debt	4,699,724	4,379,835	**4,117,564**	−6.0	**34,313**
Total shareholders' equity	923,568	930,746	**981,856**	+5.5	**8,182**

	Percent		
Net income as a percentage of revenues	2.7%	1.9%	**3.8%**
Return on average equity (ROE)	7.8	5.1	**10.2**
Ratio of operating income to average assets (ROA)	4.4	4.4	**4.9**
Equity ratio	12.7	13.3	**14.3**
Debt-to-equity ratio	681.5	650.7	**594.6**

OPERATING REVENUES AND OPERATING INCOME


Billions of Yen
3,000
2,000
1,000
0
'99 '00 '01 '02 '03
Operating revenues
Operating income

NET INCOME


Billions of Yen
100
80
60
40
20
0
'99 '00 '01 '02 '03

TOTAL LONG-TERM DEBT


Billions of Yen
5,000
4,000
3,000
2,000
1,000
0
'99 '00 '01 '02 '03
Long-term liabilities incurred for purchase of railway facilities
Long-term debt

TOTAL ASSETS AND TOTAL SHAREHOLDERS' EQUITY


Billions of Yen
8,000
6,000
4,000
2,000
0
'99 '00 '01 '02 '03
Total assets
Total shareholders' equity

CASH FLOWS FROM OPERATING ACTIVITIES***


Billions of Yen
500
400
300
200
100
0
'99 '00 '01 '02 '03

Notes: 1. Yen figures have been translated to U.S. dollars at the rate of ¥120 to US$1 as of March 31, 2003, solely as a convenience to readers.
2. There were 81 consolidated subsidiaries as of March 31, 1999, 96 in 2000, 96 in 2001, 101 in 2002 and 101 in 2003.
* Cash flows from operating activities and cash flows from investing activities
** Long-term liabilities incurred for purchase of the Tohoku and Joetsu Shinkansen facilities, the Akita hybrid Shinkansen facilities and the Tokyo Monorail facilities
*** Owing to a change in accounting standards, statements of cash flows after the year ended March 31, 2000 use presentation methods different to those of previous years.

CONSOLIDATED OPERATING REVENUES
For fiscal 2003

- Transportation
- Station Space Utilization
- Shopping Centers & Office Buildings
- Other Services


9%
7%
14%
70%

CONSOLIDATED OPERATING INCOME
For fiscal 2003

- Transportation
- Station Space Utilization
- Shopping Centers & Office Buildings
- Other Services


5%
13%
8%
74%

BUSINESS RESULTS

Transportation

JR East's 7,526.8-kilometer rail network (excluding Tokyo Monorail) covers the eastern half of Honshu (mainland), including the Tokyo metropolitan area. JR East operates a transport business whose mainstay is passenger transport by railway through the use of this very profitable network. In the year ended March 31, 2003 (fiscal 2003), transportation operating revenues were ¥1,800.4 billion ($15,004 million) and operating income was ¥256.7 billion ($2,139 million). Major components of the transportation segment are as follows:

Shinkansen Bullet Train Network
High-speed train services linking Tokyo with major cities

Tokyo Metropolitan Area Network
Trains serving the Tokyo area, the largest market in Japan

Intercity and Regional Networks
Intercity transportation other than Shinkansen network and regional transportation outside of the Tokyo metropolitan area network

Travel Agency Services
View Plaza (travel agencies) and other outlets selling travel products

Bus Services
Bus services conducted in addition to railway operations


Billions of Yen
2,000
1,500
1,000
500
0
'01
'02
'03
Operating Revenues
Operating Income

Station Space Utilization

About 16 million passengers embark at JR East's stations every day. Station space utilization offers retailing and restaurant services to these customers through outlets at the stations and sales inside the trains. Station space utilization operating revenues were ¥369.0 billion ($3,075 million) and operating income was ¥28.1 billion ($234 million) for fiscal 2003. Major components of the station space utilization segment are as follows:

Retailing
Retailing activities such as kiosk outlets and convenience stores, both at stations, and sales of food, drinks and other goods on trains

Restaurants
Fast food stores and a variety of restaurants operated mainly at or near stations


Billions of Yen
400
300
200
100
0
'01
'02
'03
Operating Revenues
Operating Income

Shopping Centers & Office Buildings

Shopping centers & office buildings activities include operating shopping centers and leasing office buildings and are carried out at stations used by enormous numbers of customers. Shopping centers & office buildings operating revenues were ¥170.3 billion ($1,419 million) and operating income was ¥43.5 billion ($363 million) for fiscal 2003.


Billions of Yen
200
150
100
50
0
'01
'02
'03
Operating Revenues
Operating Income

Other Services

JR East holds a large volume of assets with much potential for future development. Among these are land at or near stations, particularly in the Tokyo metropolitan area. The utilization of these assets is mutually beneficial for activities in the other services segment and for railway operations. For fiscal 2003, the other services operating revenues amounted to ¥226.0 billion ($1,883 million) and operating income was ¥17.5 billion ($146 million). Major components of this segment are as follows:

Advertising and Publicity
Advertising and publicity in stations and inside trains

Hotel Operations
Chain hotel businesses, including *Metropolitan Hotels* and *HOTEL METS* operated as part of the *JR East Hotel Chain*

Information Services
Information processing development, operations and support for Internet businesses and related activities

Housing Development and Sales
Primarily the development and sales of housing sites, houses and condominiums at locations along JR East's rail lines

Card Business
The *View Card*, a credit card that is honored at stations, stores at stations, hotels, shopping centers and VISA or JCB card member merchants

Others
Wholesales, truck delivery, cleaning and other businesses


Billions of Yen
250
200
150
100
50
0
'01
'02
'03
Operating Revenues
Operating Income

Notes: 1. Operating revenues mean operating revenues from outside customers.
2. Yen figures have been translated to U.S. dollars at the rate of ¥120 to US$1 as of March 31, 2003, solely as a convenience to readers.



Masatake Matsuda *Chairman* Mutsutake Otsuka *President and CEO*

FISCAL 2003 RESULTS

During the year ended March 31, 2003 (fiscal 2003), the Japanese economy staged a temporary rally on the strength of production growth driven by buoyant exports. However, the recovery trend began to weaken toward the end of fiscal 2003. Personal consumption, which had previously remained firm, also weakened in response to continuing negative signs on the employment front, including the highest level of unemployment on record. After bottoming out and shifting to an upward trend, capital expenditure was subsequently affected by increasing uncertainty about future trends, including signs of instability in the international situation. As a result of these and other factors, economic performance remained generally sluggish throughout fiscal 2003.

JR East worked to maximize revenues in this business environment by making optimal use of their management resources, including the Shinkansen and other railway networks and the stations. These efforts were paralleled by efficiency-related initiatives, including thorough overall expense reviews and asset streamlining measures.

As a result, operating revenues increased by 0.9% to ¥2,565.7 billion ($21,381 million), while operating income increased by 8.5% to ¥343.1 billion ($2,859 million). JR East took steps to reduce interest payments through the reduction of interest-bearing debt, which was caused by the expansion of the Cash Management System (CMS) introduced in fiscal 2002 to integrate cash management for all group companies. As a result, net income increased by 106.1% to ¥98.0 billion ($817 million), though the increase was in part a reaction to the devaluation losses on investment in securities recorded in fiscal 2002.

ACHIEVEMENT OF FULL PRIVATIZATION

On June 21, 2002, 500 thousand JR East shares that had been held by the JNR Settlement Headquarters of Japan Railway Construction Public Corporation (JRCC) were sold. This sale marked the final realization of full privatization, which was the goal of the Japanese National Railways restructuring. The management of JR East would like to take this opportunity to express its sincere appreciation to all who have supported us through this process. Full privatization will allow greater management flexibility and maneuverability. At the same time, it will also raise the expectations of shareholders, investors, customers and communities. Aiming to be a *Trusted Life-Style Service Creating Group*, JR East will achieve rapid, sustained progress toward the implementation of the various measures set down in its medium-term business plan, as defined in *New Frontier 21*.

In addition, we anticipate that the management environment surrounding JR East will present greater challenges due to uncertainties of future economic conditions, as well as a continuing decline in the birthrate and a rapidly aging population, and increased competition with other means of transportation. JR East will carry out *New Frontier 21* speedily and surely in order to become a corporate group that is appreciated by all the people surrounding JR East in a true sense by dealing with these environmental changes appropriately.

MEDIUM-TERM BUSINESS PLAN

New Frontier 21, for the period from fiscal 2002 to fiscal 2006, was announced on November 29, 2000. In this plan, JR East aims to be a corporate group that strives to create life-style services trusted by its customers via corporate activities open to the world, i.e., a *Trusted Life-Style Service Creating Group.*

Note: Yen figures have been translated to U.S. dollars at the rate of ¥120 to US$1 as of March 31, 2003, solely as a convenience to readers.

In more detail, management will be carried out with five visions: "creating customer value and pursuing customer satisfaction," "innovation of business through the creation of technologies," "harmony with society and coexistence with the environment," "creating motivation and vitality," and "raising shareholder value."

JR East has set five numerical goals and is endeavoring to achieve these goals ahead of the target deadline at the end of fiscal 2006.

Free cash flows were ¥236.9 billion ($1,974 million) in fiscal 2003, against the target of ¥200.0 billion for fiscal 2006. ROE (return on average equity) was 10.2% in fiscal 2003, against the target of 10.0% for fiscal 2006. ROA (ratio of operating income to average assets) was 4.9% in fiscal 2003, against the target of 5.5% for fiscal 2006. Reduction of nonconsolidated total long-term debt reached ¥530.8 billion in the first two years, against the target reduction of ¥750.0 billion for fiscal 2006. Reduction of parent company employees reached 4,194 in the first two years, against a target reduction of 10,000 for fiscal 2006.

CORPORATE GOVERNANCE

JR East is determined to maintain its status as a corporate group trusted by all stakeholders, including shareholders. This commitment is reflected in the continuing emphasis placed on the improvement of corporate governance, which remains one of JR East's most important management issues.

Specific measures to ensure sound management and improve efficiency and transparency include the establishment of appropriate structures accompanied by the required measures in relation to management decision-making, operational action and supervision, group control, and information disclosure.

JR East has a board of 27 directors, including two outside corporate directors. They make decisions about important operational matters, including statutory requirements and supervise the performance of the company's operations. Since its establishment, JR East has always appointed outside corporate directors to ensure transparent management and to strengthen supervision. Outside corporate directors also bring with them a wide range of knowledge and experience.

After the shareholders' annual meeting in June 2003, JR East reduced the number of directors by 4, from 31 to 27, in order to further activate discussion and enhance flexible and speedy decision-making.

The Board of Corporate Auditors consists of five corporate auditors, including two full-time corporate auditors. Four of them are outside corporate auditors.

JR East's management believes that the most appropriate course is to strengthen corporate governance under the present audit structure.

JR East discloses information positively through its public relations and investor relations activities. It is using Internet pages and other resources to provide timely disclosure of an expanding range of important corporate data.

ESTABLISHMENT OF A SOUND MANAGEMENT BASE

As an entirely private-sector enterprise, JR East intends to earn even greater trust by increasing customer satisfaction by offering safe and stable transportation and higher-quality services under customer-oriented management. JR East will also implement a management style balancing assertiveness and defensiveness and increase profit levels by placing massive management resources into areas that are located in a superior competitive position and creating a basis for future growth.

By implementing these measures, JR East will endeavor to fulfill the entrustment of the shareholders and investors. As in the past, we respectfully ask for your support and cooperation for the management team of JR East.

June 2003

Masatake Matsuda

Masatake Matsuda, *Chairman*

Mutsutake Otsuka

Mutsutake Otsuka, *President and CEO*

Mutsutake Otsuka, President and CEO, talks about the current and future JR East.

FISCAL 2003

In retrospect, what are your impressions of the year ended March 31, 2003 (fiscal 2003)?

In June 2002, the government released its entire holdings of JR East shares into the market. This marked the start of a new era for JR East as a fully private company. Full privatization was the ultimate goal of the Japanese National Railways (JNR) restructuring plan, and JR East was the first of the JR companies to reach this milestone, in the 16th year of its establishment. Our task now is to keep JR East on a growth track that continues like rails stretching away forever. I am sure that fiscal 2003 will remain clear in our memories as a turning point in the history of JR East, both because of our achievement of full privatization, and also because of the realization of the important measures that I will describe shortly. Of course, a goal once achieved becomes just a station on a track leading to the next goal. We must not allow this milestone to obscure our vision of the new goals that we need to accomplish as we strive to build our future.

Management measures implemented in fiscal 2003 include a major revising of our train schedules in December 2002. A major priority was the reinforcement of the Shinkansen and Tokyo metropolitan area networks, which are our key management resources. We further fulfilled our high-speed transportation network by extending the Tohoku Shinkansen line from Morioka to Hachinohe. This enhanced our ability to compete with air travel and dramatically improved the convenience of travel to the northern Tohoku region, which has wonderful tourism resources. We intend to market the new service aggressively to ensure to maximize the number of passengers traveling north on the *Hayate*, the name of our new Shinkansen railcar.

Enhancements to the Tokyo metropolitan area network included the introduction of through services with other railway companies, resulting in the establishment of a direct through service between the northern part of the Tokyo metropolitan area and the Tokyo Bay waterfront area. We also dramatically increased the frequency of trains on the Shonan-Shinjuku line, which started operation in December 2001 to link northern and southern parts of the Tokyo metropolitan area directly. We have faced fierce competition with other railway companies on the Shonan-Shinjuku line, but further enhancements to the convenience of the service have brought considerable growth in passenger numbers.

Also in the Tokyo metropolitan area, the *Suica* IC card automatic fare collecting system, which allows passengers to pass through automatic fare collecting gates using IC cards, has been even more popular than we anticipated. The system was introduced only one and a half years ago, yet there are already more than 6.5 million users. This growth is proof of the major benefits that the system offers to passengers. We plan further fulfillment of the functionality of the cards.

Apart from the transportation business, our other main field of involvement is *lifestyle service businesses* (non-transportation businesses). Our most important management resource in this business field is our stations, and we worked dynamically under the *Station Renaissance* program to ensure that we utilize these assets to their full potential. We also continued to develop other foundations for future growth, includ-

Note: Yen figures have been translated to U.S. dollars at the rate of ¥120 to US$1 as of March 31, 2003, solely as a convenience to readers.

Because of the achievement of full privatization and realization of the important measures, fiscal 2003 will remain clear in our memories as a turning point in the history of JR East. But, of course, a goal once achieved becomes just a station on a track leading to the next goal.

Mutsutake Otsuka
President and CEO



ing the opening of new hotels and the expansion of existing ones.

Fiscal 2003 was a very memorable year for us. Not only as it was a major turning point in the history of JR East, but it was also a year in which various initiatives helped us to achieve record earnings.

THE BENEFITS OF FULL PRIVATIZATION

What specific changes have resulted from the achievement of full privatization?

The most important change is that we no longer face the risk of political or governmental intervention in our management. Even if we come under pressure from politicians or officials in the future, we will be able to base our decisions on a clearer commitment to the enhancement of shareholder value.

Previously we required the approval of the Minister of Land, Infrastructure and Transport for important management decisions. Because that approval is no longer required, we can manage our business activities with a greater sense of speed and flexibility. For example, by the Board of Directors' decision, I, as president, can decide to finance through bond issues or other methods up to a ceiling of ¥400.0 billion ($3,333 million) in fiscal 2004 by my judgement, over timing and terms. We are also able to act more quickly on the disposal of major assets. In fiscal 2003 proceeds from fixed asset sales amounted to more than ¥80 billion. These sales made a major contribution to the slimming of assets and reduction of total long-term debt.

Full privatization has greatly enhanced our freedom to manage our business activities. We will use that freedom to the full to meet the expectations of our shareholders, investors and customers.

MEDIUM-TERM BUSINESS PLAN

The medium-term business plan *New Frontier 21* has established targets through fiscal 2006. How would you assess progress to date?

New Frontier 21 is a five-year plan. We are now in its third year, and I believe that we have made good progress. We have identified five numerical goals, and in November 2001 we raised our targets for two of these: free cash flows and the reduction of non-consolidated total long-term debt. Of course, new challenges are always emerging, and we must continue to move forward by identifying and overcoming them. Fiscal 2004 will be an extremely important year, since it marks the halfway point in the plan. It is a time to reflect on what we have achieved so far, carefully assess new issues, and build momentum for the achievement of the target.

This is also a time when we need to think about the future beyond *New Frontier 21*, that is, after April 2006. When managing a company, I think that it is important to maintain multiple time frames, such as the current year, the medium-term perspective encompassing the next three years, and a longer-term view covering five or six years. With many of the measures that we implement in railway operations, a considerable period of time from concept to realization is needed. We therefore need to look to the future by making early preparations or taking specific measures.

We have already announced a number of initiatives. I referred earlier to the Shonan-Shinjuku line, and we now have started work on another direct line, the Tohoku through line, that will also link the northern

We made excellent progress in the first two years of *New Frontier 21*.



and southern parts of the Tokyo metropolitan area via central Tokyo.

We also plan major initiatives in the *life-style service businesses*. This includes large-scale development projects around Tokyo station, which is one of Japan's most important landmarks. We are now making preparations for these projects, which will involve the effective use of our management resources to build an important income stream for the future.

New Frontier 21

Medium-Term Business Plan of JR East

Overview

In November 2000, JR East announced a medium-term business plan called *New Frontier 21*, which will cover the five-year period extending from fiscal 2002 to fiscal 2006. The plan targets a critical point in JR East's development, setting forth a vision and a concrete action plan. All actions are aimed at withstanding the dramatic changes in the group's highly competitive operating environment.


Creating Customer Value and Pursuing Customer Satisfaction
Raising Shareholder Value
Innovation of Business through the Creation of Technologies
Creating Motivation and Vitality
Harmony with Society and Coexistence with the Environment

Group Vision

In this plan, our vision is to become a *Trusted Life-Style Service Creating Group*. We will strengthen our management base and push ahead with reforms to realize this vision. In particular, we will steer our operations to meet the following five criteria:

I. Creating Customer Value and Pursuing Customer Satisfaction
(Building a corporate group for providing customers with "trust," "comfort" and "excitement.")
The starting point for the development of JR East is our customers. Based on this awareness, we will commit ourselves thoroughly to a customer orientation, unite the creation of new customer value and seek to gain a higher level of appreciation from our customers.

II. Innovation of Business through the Creation of Technologies
(Building a corporate group for the integration of advanced technologies.)
JR East will integrate advanced technologies in order to create new added value and thereby refine our railway businesses. Our goal shall be to become the "World's Number-one Railway" in terms of safety, convenience, promotion of advanced technologies, comfort and efficiency.

III. Harmony with Society and Coexistence with the Environment
(Building a corporate group which harmonizes with society and gains the respect of the global community.)
While pursuing social missions such as coping with global environmental problems and the rapid aging of society, we will also maintain a fair stance towards global competition. We will enhance management transparency and go forward as a corporate group open to the world.

IV. Creating Motivation and Vitality
(Building a corporate group offering a working motivation and a sense of accomplishment through a free and liberal approach to work.)

These initiatives involve time frames that will go quite beyond the *New Frontier 21* period, but they will start working in earnest from fiscal 2004. I certainly do not intend to content myself simply with a successful conclusion to *New Frontier 21* in fiscal 2006.

SAFETY

You have spoken about past achievements and future-oriented initiatives. But one aspect of JR East's basic philosophy that never changes is its commitment to ensuring safety. What is your thinking on safety?

Since the end of the 20th century, companies in many countries have been shaken by a series of shocking scandals that have devastated their reputations overnight. I am convinced that the only companies to survive in the 21st century will be those in which the public can feel a genuine sense of trust and confidence. I have thought carefully about this, and my conclusion is that the trust that our customers place in us is based above all on the safety and reliability of our railway operations. Ensuring safety is therefore our most important management priority.

Ensuring safety has been the focus of relentless effort for JR East ever since its establishment. Yet there can never be an absolute guarantee that accidents will not



FREE CASH FLOWS*
Billions of Yen
189.2
236.9
200.0
Mar. '01
Mar. '03
Mar. '06 (Plan)
ROE
(Return on average equity)
%
7.8
10.2
10.0
ROA
(Ratio of operating income to average assets)
%
4.4
4.9
5.5
NONCONSOLIDATED TOTAL LONG-TERM DEBT**
Billions of Yen
¥750.0 billion
4,537.5
4,006.7
3,787.5
NUMBER OF EMPLOYEES OF PARENT COMPANY
Number of Employees
10,000
75,380
71,186
65,380
Apr. '01

* The original target for free cash flows was ¥180.0 billion. It was raised to ¥200.0 billion in November 2001.

**The original target for total long-term debt was ¥500.0 billion in five years. It was raised to ¥750.0 billion in five years and ¥500.0 billion in the first three years in November 2001. The target for the first three years has already been achieved in two years.

V. Raising Shareholder Value

(Building a corporate group meeting shareholder expectations through the improvement of consolidated performance.)

We have set our five numerical goals as above.

Strategies to Transform the Vision into Reality

We have formulated a number of business strategies for the purpose of fulfilling our *New Frontier 21* vision. First is our *Station Renaissance* program, which aims to achieve the best possible allocation of group business activities at railway stations, our greatest asset. Naturally, this requires that we conduct an exhaustive review of the layout of station facilities to open up new space for business activities. Another element of our *Station Renaissance* program is large-scale developments at main stations in the Tokyo metropolitan area.

Another strategy is to utilize IT and other new technologies. One example is the creation of a new railway operating system by drawing on a broad range of IT resources. The system will improve the safety and accuracy of our railway operations. Another is the creation of business models that give us a substantial advantage over competitors making the most of our infrastructure, which is ideally suited for IT-oriented businesses. As a central part of this drive, we will use our IC card, *Suica*, which was introduced in 2001, to offer cashless and ticketless transportation services. Many other new businesses are on the drawing board.

In railway operations, we will concentrate on making more gains in safety and service quality and on improving our operating system, such as by strengthening our service network. In *life-style service businesses*, we will focus our resources on businesses where we can achieve synergies with our railway operations and where we have competitive superiority. Strategic alliances with partners outside JR East and the realignment of group companies will be central to this drive.

Our goal is to be the "World's Number-one Railway." We measure our achievement of that goal through comparisons not with other companies, but against our own criteria.



happen. I regard safety as a continuing and endless series of challenging issues. Our ideal is to have zero accidents and zero delays.

There were 376 accidents in fiscal 1988, when JR East was established. By fiscal 2003, we had reduced this number by more than two-thirds, to 111. Our average delay per Shinkansen train is 0.3 minutes. We have achieved an extremely accurate level by international standards. As professionals, however, we must continue to meet the challenge. Our goal is to be the "World's Number-one Railway." We measure our achievement of that goal through comparisons not with other companies, but against our own criteria.

Another difficult issue is the fact that the concept of safety from the perspective of railway professionals is not always the same as the way safety is perceived by passengers, that is, peace of mind. We can claim that our services are safe, but such claims are meaningless unless customers can sense that safety for themselves. Full information disclosure is crucial to this. We need to align our perceptions as closely as possible with the perceptions of customers.

EFFICIENCY

Although ensuring safety is your first priority, you are also working thoroughly to optimize efficiency. What progress have you made in this area?

Companies exist to earn profits, so efficiency must also be an eternal quest. We aim to achieve the triple goals of improved safety, improved convenience and improved efficiency at the same time. It would be absolutely meaningless for us to improve efficiency at the expense of safety. And we would fail as a business if we tried to ensure safety through massive capital investment that resulted in excessive expenditure. Ideally, efficiency improvements should lead to enhanced safety and better services.

When JR East was established in 1987, we had 72,000 employees working in railway operations. Today we have around 48,500. Yet there has been an increase of over 20% in our production of transportation services, as measured in rolling stock kilometers. These figures represent a dramatic improvement in labor productivity. As I mentioned earlier, we also have reduced our accident rate by two-thirds. In other words, we have simultaneously improved safety, convenience and efficiency. These achievements have resulted from the development and introduction of new technology. We will continue to make improvements.

This process of improvement is illustrated by a recent initiative. When we revised our train schedules in December 2002, we basically eliminated on-board ticket inspections on Shinkansen trains. Conductors no longer need to inspect passengers' tickets, since ticket information is transmitted to their portable terminals instantly when passengers pass through automatic fare collecting gates at stations. This system is extremely popular, since it allows passengers to relax in our trains without being disturbed for ticket inspections. It has also reduced conductors' workloads, allowing us to reduce the number of conductors required. By using information technology (IT), we have been able to improve both service quality and efficiency.

We do not see the *Suica* card as something that people will use only when traveling on trains. I call this the "dream card" because it has so many possibilities.



In addition to efficiency measures targeting railway operations, you have been working energetically to reduce costs across the entire group. What has been the effect of those efforts?

We have around 100 consolidated subsidiaries. Our aim is to maximize synergy effects through ideas and measures that allow these companies to share their management resources effectively.

For example, group companies previously arranged financing, invested funds and settled payments individually. These tasks have now been integrated under our new Cash Management System, which is designed to improve financial efficiency and reduce interest-bearing debt at the group level.

Similarly, we believe that there is considerable scope for optimization of our merchandise flows, logistics and systems through integration. We have already taken the first steps toward this goal, including the establishment of a subsidiary that is specialized for that purpose.

Our group-level efforts are not limited to cost cutting. We want to strengthen group-level planning and management capabilities so that our total resources and capabilities can be applied in various ways. For example, subsidiaries in various business areas could use railway-business related events as sales opportunities. We also want to use our group resources to recruit attractive leading tenants for the shopping centers at stations in areas remote from Tokyo.

Suica

One of your more aggressive strategies has been the introduction of the highly successful *Suica* system. What is your vision for the future of this system?

The number of *Suica* cardholders has increased steadily since the introduction of the system in November 2001. By early June 2003 the number of cardholders already exceeded 6.5 million. The pace of growth has been much faster than we anticipated. The public has responded enthusiastically to the convenience of *Suica*.

I want *Suica* to be a card that will continue to evolve every year as we add more and more new functions.

In July 2003, we started the services of the *View Suica* card, which integrates *Suica* functions with the JR East credit card, the *View Card*. A single card can be used both for rail travel and shopping.

From the autumn of 2003, *Suica* cardholders will be able to use their cards on some parts of Shinkansen lines and in the Sendai urban area. We also plan to integrate other transportation facilities into the system. West Japan Railway Company has announced that it will introduce an IC card identical to *Suica* in the near future, and we have already started discussions with other railway companies in the Tokyo region about the development of a common system.

In the spring of 2004, we plan to launch an electronic money service on the *Suica* system. Initially, customers will be able to use their *Suica* cards in stores at our stations. Electronic money has gained only limited acceptance in Japan in the past. The biggest reason for that is that people don't know the locations in which electronic money services can be used. In principle, our system will be usable in outlets at our stations, where 16 million passengers embark every day.

I know that JR East can both maintain stability and achieve its growth potential.



I believe that this will give the public greater confidence in electronic money. It will then be possible to extend the system to other shopping areas in cities as well.

We have also developed a building entry/exit control system based on *Suica*. We intend to promote this system for use in a wide range of buildings, introducing it in an office building that we will open in the spring of 2004 at Shinagawa station.

Another concept that we are studying is a *Suica* IC chip for insertion in mobile telephones. We call this concept *Mobile Suica*.

The *Suica* IC chip has huge capacity. By using the power of this chip to the full, we will turn the *Suica* dream card into a reality. I have very high expectations for this technology.

HUMAN RESOURCE DEVELOPMENT

Human resources are vital to the successful implementation of your wide-ranging measures in the various fields in which JR East is involved. What are your views on human resource development?

There is an old saying in Japan that businesses are built of people. That is very true. To achieve continuing growth in our transportation business and *life-style service businesses* as the two driving wheels, we need to develop human resources with specialist knowledge and skills in these two core businesses. That is why we have started to recruit and evaluate personnel within each field. In addition to our intakes of new graduates, we have stepped up our recruitment of people who are already in the work force. Such people can make an immediate contribution to our business operations, and they also bring stimulating new ideas and energy to our organization.

In April 2000, we opened the JR East General Education Center. This is one of the biggest employee training facilities in Japan, and a maximum of 1,200 employees per day attend a wide range of courses. The effectiveness of course content is continually assessed and reviewed. Education based on visual and physical experience is especially effective for safety training, so we have installed simulators and other equipment. We have also established a unique museum of accident history, including those involving other railway companies as well as ourselves, so that we can learn from the lessons of the past.

FINANCIAL POLICIES

What is your approach to financial policies and measures, including the policy on reduction of total long-term debt?

We inherited huge debts from the JNR. With the inclusion of the liability incurred in the purchase of the Tohoku and Joetsu Shinkansen lines in 1991, those total long-term debts amounted to ¥6.4 trillion. The reduction of total long-term debt has been one of the major management issues throughout the 16 years since the establishment of JR East. By March 31, 2003, we had reduced our outstanding total long-term debt to around ¥4.0 trillion.

The initial target under our current medium-term business plan *New Frontier 21* was to reduce debt by ¥500.0 billion over the five-year period of the plan. However, we achieved this in the first two years, and in fiscal 2002 we had already increased the target to ¥750.0 billion. I believe that this target is within reach.

Shareholders frequently ask me how far we intend to reduce debt and how long we intend to give priority to debt reduction. At present we are benefiting from historically low interest rates, but interest rates could rebound at any time. My basic thinking is that we must continue to give priority to debt reduction for the time being in order to reduce our exposure to this risk.

However, I also think that the time has come to look at our dividend policy. That is why we decided to pay a special dividend of ¥3,000 ($25) per share to commemorate the completion of full privatization, in addition to the ordinary dividend of ¥5,000 ($42) per share. This brings the total dividend for fiscal 2003 to ¥8,000 ($67) per share. There will be no special dividend in fiscal 2004, but we hope to increase the ordinary dividend to ¥6,000 per share. These decisions are based on our judgment that we can combine a dividend increase with a ¥750.0 billion reduction in non-consolidated total long-term debt over five years, which is one of the numerical targets for *New Frontier 21*.

We will continue to optimize our capital structure and dividend policy while maintaining compatibility between financial policies and our business strategies in these areas.

FUTURE OUTLOOK

Finally, what are your hopes and expectations for the future?

We made excellent progress in the first two years of *New Frontier 21*. We have no time for complacency, however, and we will continue to strive toward ever-higher goals. In this sense, I believe that fiscal 2004 will be an extremely important year. There are still many issues ahead as we strive to build JR East into a corporate group that can earn the trust, patronage and admiration of the public. We must meet each of these issues in turn. We have already made huge progress toward the achievement of the *New Frontier 21* goals, but I am looking beyond that horizon to even more ambitious goals. I believe that we are laying the foundations for sustainable growth in the future.

My vision for JR East is a corporate group capable of combining stability with growth potential. On the surface, these goals may seem mutually exclusive, but I reject that view. By developing an extremely stable management infrastructure, revenue flow and profitability base, we can build a foundation from which we can achieve growth by accepting a wide range of new challenges. I know that JR East can achieve both stability and growth potential.

JR East operates in a difficult and complex business environment. In addition to prolonged economic stagnation and escalating market competition, Japan's population is to start declining in 2006. We cannot afford to be complacent about the future. That is why we are working relentlessly to build a structure capable of generating sustained earnings in this environment, so that we can meet the expectations of shareholders and investors. JR East has a bright future. We look forward to your continuing understanding and support.

JR East is determined to maintain its status as a corporate group trusted by all stakeholders, including shareholders. This commitment is reflected in the continuing emphasis placed on the improvement of corporate governance, which remains one of JR East's most important management issues.

OVERALL SITUATION REGARDING BOARD OF DIRECTORS

As of the end of June 2003, JR East has a board of 27 directors, including two outside corporate directors. They make decisions about important operational matters, including statutory requirements and supervise the performance of the company's operations. There were 13 meetings in the year ended March 31, 2003 (fiscal 2003). Since its establishment in 1987, JR East has always appointed outside corporate directors to ensure transparent management and to strengthen supervision. Outside corporate directors also bring with them a wide range of knowledge and experience. Under the Board, there is an Executive Committee made up of the 13 directors with executive functions. Its task is to deliberate on important management issues, including matters to be decided by the full Board of Directors, in accordance with policies determined by the Board of Directors. The Executive Committee met 44 times in fiscal 2003. There is also a Group Strategy Formulation Committee, which mainly consists of directors with executive functions. Its role is to discuss important aspects of group management, including management strategies for each field of business. This committee held 13 meetings in fiscal 2003.

JR East began to reduce the number of directors in order to further activate discussion and enhance flexible and speedy decision-making. The number was reduced to 27 from 31 at the shareholders' annual meeting in June 2003.

STRENGTHENING COMPLIANCE SYSTEMS

The Board of Corporate Auditors consists of five corporate auditors, including two full-time corporate auditors. Four of them are outside corporate auditors, and of those, one is an attorney at law, and another is a CPA. Their involvement will help to strengthen JR East's supervisory structures. In accordance with policies determined by the Board of Corporate Auditors, the auditors attend various meetings, including meetings of the Board of Directors and the Executive Committee, and audit the performance of directors' duties through surveys of operations and assets. They also hold regular meetings with the auditors of group companies in order to share audit-related information. A staff of around 10 persons is assigned exclusively to assist and support the corporate auditors.

JR East's management believes that the most appropriate course is to strengthen corporate governance under the present audit structure.

The mission of the internal audit divisions, a combined staff of approximately 100 at the Inquiry & Audit Department at the head office and Inquiry & Audit divisions at branch offices, is to supervise corporate operations to ensure that all activities are being performed efficiently and in accordance with the law. Since July 2000, the Inquiry & Audit Department has also audited group companies.

For compliance, the Legal Department became independent of the Administration Department in June 2002. The Legal Department detects potential legal problems within the company as early as possible and obtains advice from compliance experts, including attorneys at law, as necessary and endeavors to ensure corporate operations are carried out in a legal manner.

JR East discloses information positively through its public relations and investor relations activities. It is using Internet pages and other resources to provide timely disclosure of an expanding range of important corporate data.

ANNUAL MEETING OF THE SHAREHOLDERS

JR East strives to run open annual meetings where more than 1,500 shareholders attend each year and to present corporate information in forms that are clear and easy to understand. Its policy is to hear the views of as many shareholders as possible.

Starting with the annual meeting in June 2003, JR East introduced electronic voting. This will facilitate the exercise of voting rights by shareholders by simplifying related administrative tasks.

DIVIDEND POLICY

JR East's basic policy regarding the appropriation of earnings is to maintain a stable dividend for shareholders while increasing retained earnings, as necessary, to ensure a sound operating base for the future development of business centered around railway services.

Based on this policy, JR East has paid a cash dividend of ¥5,000 per share since fiscal 1991. For fiscal 2003, JR East paid a special dividend of ¥3,000 ($25) per share to commemorate the completion of full privatization in June 2002, in addition to the ordinary dividend of ¥5,000 ($42) per share. The total cash dividend was ¥8,000 ($67) per share. Based on recent performance trends and other factors, management has concluded that it will be possible to combine an increase in the ordinary cash dividend with the realization of *New Frontier 21*. It therefore plans to pay in fiscal 2004 a cash dividend of ¥6,000 per share, including an interim cash dividend of ¥3,000 per share. JR East continues to make efforts to improve business performance and establish a strong operating base from which a stable dividend payment can be maintained.

GROUP MANAGEMENT INITIATIVES

Formulating and Achieving Shared Management Policies

JR East is working to strengthen group management through the Group Strategy Formulation Committee. The Committee meets from time to time as required.

The Group Presidents' Council meets several times annually, in order to share the group's management policies. General employees are informed about policies through a monthly newsletter with group-wide distribution.

JR East has its own system for evaluating group companies. Each company has its own specific management goals based on two clearly defined roles: to bring cash into the group from outside and to reduce costs within the group. Quantitative evaluations are based on a combination of year-on-year comparisons and goal attainment ratios. JR East plans to move gradually toward a heavier weighting on goal attainment ratios.

Strengthening Group Solidarity

To improve financial efficiency and reduce interest-bearing debt at the consolidated level, JR East has introduced an integrated Cash Management System (CMS) for its entire group since April 2001. The system has already yielded significant benefits, including the reduction of interest-bearing debt by over ¥120 billion in two years after introduction and a ¥2 billion reduction in the amount of yearly interest payments flowing out of the group.

Other group integration initiatives include group-level network information systems of such as a group business information system and a corporate accounting system.

Note: Yen figures have been translated to U.S. dollars at the rate of ¥120 to US$1 as of March 31, 2003, solely as a convenience to readers.

ORGANIZATION

(As of June 2003)



General Meeting of Shareholders
Board of Directors
Chairman
President
Executive Committee
Corporate Auditors/ Meeting of Corporate Auditors
Corporate Auditors Office
Corporate Planning Headquarters
Management Administration Dept.
Investment Planning Dept.
Technology Planning Dept.
International Dept.
Inquiry & Audit Dept.
Railway Operations Headquarters
Marketing Dept.
Transport Safety Dept.
Transport & Rolling Stock Dept.
Facilities Dept.
Life-style Business Development Headquarters
Credit Card Dept.
Construction Dept.
Public Relations Dept.
Finance Dept.
Personnel Dept.
Health & Welfare Dept.
Legal Dept.
Administration Dept.
Tokyo Branch Office
Yokohama Branch Office
Hachioji Branch Office
Omiya Branch Office
Takasaki Branch Office
Mito Branch Office
Chiba Branch Office
Sendai Branch Office
Yamagata Branch
Fukushima Branch
JR Sendai Hospital
Morioka Branch Office
Aomori Branch
Akita Branch Office
Niigata Branch Office
Niitsu Rolling Stock Plant
Nagano Branch Office
Shinkansen Transport Dept.
Tokyo Construction Office
Joshinetsu Construction Office
Tokyo Electric Construction Office
Tohoku Construction Office
Research & Development Center of JR East Group
Overseas Offices (New York, Paris)
JR East General Education Center
JR Tokyo General Hospital
Central Health Supervision Office

Note: Stations, maintenance and inspection facilities and other operating units are not shown.

BOARD OF DIRECTORS AND CORPORATE AUDITORS

(As of June 2003)



Masatake Matsuda
CHAIRMAN



Mutsutake Otsuka
PRESIDENT AND CEO



Yoshio Ishida
EXECUTIVE VICE PRESIDENT
Railway Operations Headquarters



Satoshi Seino
EXECUTIVE VICE PRESIDENT
Corporate Planning Headquarters



Makoto Natsume
EXECUTIVE VICE PRESIDENT
Life-style Business Development Headquarters

CHAIRMAN

Masatake Matsuda

PRESIDENT AND CEO

Mutsutake Otsuka*

EXECUTIVE VICE PRESIDENTS

Yoshio Ishida*
Railway Operations Headquarters

Satoshi Seino*
Corporate Planning Headquarters

Makoto Natsume*
Life-style Business Development Headquarters

EXECUTIVE DIRECTORS

Nobuyuki Hashiguchi
Railway Operations Headquarters; Facilities Department, Railway Operations Headquarters; Construction Department

Yasutomo Shirakawa
Railway Operations Headquarters; Marketing Department, Railway Operations Headquarters; Transport & Rolling Stock Department, Railway Operations Headquarters; Credit Card Department; IT Business Project

Yukio Arimori
Technology Planning Department, Corporate Planning Headquarters; Research & Development Center of JR East Group; Transport Safety Department, Railway Operations Headquarters

Hiroshi Okawa
Tokyo Branch Office

Tetsujiro Tani
Public Relations Department; Legal Department; Administration Department

Yoshiaki Arai
Life-style Business Development Headquarters

Nobuyuki Sasaki
Inquiry & Audit Department; Personnel Department; Health & Welfare Department

Tetsuro Tomita
CFO
Corporate Planning Headquarters; Finance Department

DIRECTORS

Atsuhiko Kano
Life-style Business Development Headquarters

Shinichi Shimizu
Sendai Branch Office

Takao Kubo
Mito Branch Office

Takao Saito
Nagano Branch Office

Masanori Tanaka
Omiya Branch Office

Toru Sekine
Tokyo Station

Shunichi Suzuki
Chiba Branch Office

Yoichi Minami
Marketing Department, Railway Operations Headquarters

Masaki Ogata
Transport & Rolling Stock Department, Railway Operations Headquarters

Masahiko Ogura
Yokohama Branch Office

Kazuyuki Kogure
Management Administration Department, Corporate Planning Headquarters

Katsumi Asai
Personnel Department, JR East General Education Center

Shoichiro Yoshida**
(Chairman of the Board & CEO, Nikon Corporation)

Takeshi Inoo**

FULL-TIME CORPORATE AUDITORS

Toshiaki Omori***

Jiro Bando***

CORPORATE AUDITORS

Kiyoshi Uetani***
(Attorney)

Tsutoo Matsumoto***
(Certified Public Accountant)

Shinobu Hasegawa

* representative director
** outside corporate director
*** outside corporate auditor

The following items, primarily about the risks that JR East faces, are presented here in a Q&A format, based on questions we often receive from investors.

Please also refer to the Forward Looking Statements on the inside front cover.

Q: WHAT IS YOUR PERSPECTIVE ON RISK MANAGEMENT?

A: As a railway operator, safety is our most important management priority. We are determined to maintain and enhance our reputation with railway passengers by making every possible effort to ensure total safety. Around ¥90–¥100 billion of our capital expenditures each year is devoted to safety equipment and facilities, with particular emphasis on the prevention of train collisions, derailments and level crossing accidents, platform safety measures and safety during maintenance operations. We also devote considerable effort to employee education, including training for employees of group companies and partner companies. We have developed a disaster prevention system, and our employees receive regular training in emergency procedures.

We are also working to minimize internal and external risks relating to corporate ethics and legal compliance. In January 2001, we established a horizontally organized Crisis Management Headquarters. Its mission is to involve top management when problems arise, to prevent collusion or pressure between departments and to ensure appropriate disclosure and compliance.

Q: IS THERE ANY RISK OF POLITICAL INTERFERENCE?

A: One of the reasons for the financial collapse of the Japanese National Railways (JNR) was the public corporation structure, which robbed the organization of management autonomy and allowed outside interference. The JNR restructuring process was driven by an awareness of these problems. We believe that the risk of political interference became negligible after JR East achieved full privatization in June 2002, which was the ultimate goal of the restructuring. In December 2001, even before full privatization, JR East was released from its obligation to obtain the approval of the Minister of Land, Infrastructure and Transport for important management decisions, such as the annual business plan, financing and disposal of significant assets.

Q: HOW DO YOU ACHIEVE BALANCE IN YOUR TRANSPORTATION AND NON-TRANSPORTATION BUSINESS?

A: JR East's goals are to build a range of non-transportation businesses centering on its stations, while maintaining a stable business structure based on railway operations. By the end of the *New Frontier 21* period, through fiscal 2006, non-transportation businesses will contribute around one-third of our operating revenues, which were 30% in fiscal 2003.

Q: WHAT IS YOUR STANCE ON CAPITAL INVESTMENT?

A: JR East makes its decisions on capital investment using the risk adjusted discounted cash flow based on the certainty equivalent method, except for items such as safety countermeasures, for which resulting cash flows cannot readily be quantified. Capital expenditure has in principle been limited to the level of depreciation, in order to release resources for the reduction of total long-term debt. In fiscal 1997, capital expenditure exceeded depreciation because of the acquisition of ground facilities in preparation for the opening of the Akita hybrid Shinkansen service in March 1997.

Depending on the development situation of non-transportation businesses, it is possible that capital expenditure will not be kept strictly within the limits of depreciation. However, depreciation will not be exceeded by a substantial margin, since the Cash Management System has already centralized the group companies' finance under the integrated control of the parent company, which is committed to the reduction of debt.

Q: HOW ARE RAILWAY OPERATIONS AFFECTED BY EXTERNAL FACTORS?

A: The Japanese economy continues to stagnate due to uncertainty about the global economic outlook and a downward trend in the stock market caused by the declining financial health of Japan's financial institutions. However, JR East's business area includes the Tokyo metropolitan area, which is still the economic heart of Japan. Moreover, economic trends have relatively little effect on demand from commuter pass passengers, who make up over one-half of JR East's passenger volume. We believe that a sudden drop in transportation revenues seems very unlikely.

On demographic grounds, R&I, a Japanese rating agency, lowered JR East's rating from AAA to AA+ in July 2002, based on the aging of the population from extended life spans and an estimate that Japan's total population is expected to reach its peak around 2006. However, the population of the Tokyo metropolitan area is expected to continue growing until around 2015. As countermeasures to the coming trend, we are providing various new travel products and incorporating barrier-free access, therefore, we believe it is unlikely that population decline will have a significant impact on passenger transportation in the foreseeable future.

As far as competition with other modes of transport is concerned, in JR East's service area, the Shinkansen is superior to domestic air travel in almost every respect: travel times, which include access, fares and frequency. JR East's efforts to improve the Shinkansen network have been so successful that there are now few air links between Tokyo and other major cities in its service area. Within the Tokyo metropolitan area, some other railway companies are establishing new lines, including subway lines. However, JR East continues to enhance its competitiveness by improving and expanding its own network, including the establishment of new direct routes based on optimal utilization of existing facilities.

Q: HOW DO YOU SET FARES?

A: Under the Railway Business Law, railway operators are required to obtain the approval of the Minister of Land, Infrastructure and Transport when setting or changing the upper limits for fares and Shinkansen limited express charges. Subject to prior notification, railway operators can set or change fares and Shinkansen limited express charges below these upper limits. They can also set or change limited express charges on conventional lines and other charges, with only prior notification.

When the Minister of Land, Infrastructure and Transport receives an application from a railway operator for a change within the upper limit for fares and charges, approval is given after an investigation to ensure that the level does not exceed the total cost. The total cost is defined as the amount obtained by adding a reasonable margin to the reasonable cost of an efficient business operation. Even if the company concerned is also involved in business activities other than railway operations, total cost is calculated solely on the basis of that company's railway operations. Apart from adjustments in April 1989 and April 1997 to reflect the introduction and later revision of the consumption tax, JR East has never changed its fares since its establishment in 1987. (See page 48.)

Q: WON'T THE CONSTRUCTION OF ADDITIONAL SHINKANSEN LINES BE A FINANCIAL BURDEN ON JR EAST?

A: JR East regards the fulfillment of the following two conditions to be essential for the commencement of the additional Shinkansen lines. These conditions are also included in the agreement between the government and ruling parties. First, JR East will pay usage fees after it has started operation on new lines and the usage fees will not exceed the corresponding benefits of the applicable line. Second, local communities should agree to the termination of JR East management of conventional lines running parallel to the new Shinkansen lines. These two conditions were fulfilled in the setting of usage fees and the transfer of operation of parallel conventional lines in the case of the Takasaki–Nagano segment of the Hokuriku Shinkansen line, operationally named Nagano Shinkansen, and the Morioka–Hachinohe extension of the Tohoku Shinkansen line, both of which are already being operated by JR East. Work has already started on other new lines, including the Nagano–Joetsu segment of the Hokuriku Shinkansen line and the Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen line. For the same reasons, the opening of these new lines is not expected to have any adverse effect on the performance of JR East. (See page 47.)

Q: HOW IS LAND OWNED BY JR EAST EVALUATED?

A: When JR East was established in April 1987, the assets, such as land used for the operation of conventional lines, that we inherited from JNR were valued at original acquisition cost, meanwhile at then-market value for other assets. Initially we managed the Tohoku Shinkansen and Joetsu Shinkansen lines as leased assets. In 1991 we purchased these assets and the lands at then-market value. We decided to make this purchase because this would have a positive effect on our management, since recognizing depreciation would bring us greater financial stability in the medium- to long-term perspective, and fixing the amount of both assets and liabilities would be favorable for the future stock listing, which was pending at that time. We have acquired only minor tracts of land since the establishment.

Asset-impairment accounting will become obligatory in Japan from fiscal 2006. The Accounting Standards Board of Japan stated in the exposure draft that railway operators group their assets by line for asset-impairment accounting. Together with other JR Companies, we have put forward the counter-argument that railway businesses operate as total networks and that all lines should be treated together as a single asset.

Q: DO YOU HAVE ANY CONCERNS ABOUT CORPORATE PENSION PLANS?

A: The parent company and most of its consolidated subsidiaries have no corporate pension plans. For this reason, we are not affected by the problem of inadequate accumulation of reserves resulting from investment problems caused by the historically low level of interest rates and the doldrums of the stock market. The mutual aid association in the JNR era (Japan Railways Group Mutual Aid Association) was merged with the Welfare Pension (national pension) in April 1997. JR East has already fulfilled all obligations to make up its assigned portion of the shortage in the assets transferred to the Welfare Pension, and all related costs had already been charged to income.

Q: HAVE YOU MADE PROVISION FOR LIQUIDITY RISK?

A: Basically our structure is very robust in relation to liquidity risk. Our railway operations generate a stable flow of cash revenues made up of small amounts from widely dispersed sources, while payments for commuter passes and stored-fare tickets are made in advance. To secure liquidity for special contingencies, we prepare funds for the large payments two banking days in advance, which is the time required to arrange emergency finance. Additionally, JR East established commercial paper facilities in July 1995, which it uses to meet certain short-term financing requirements. Under these facilities, We may issue an aggregate amount of commercial paper outstanding up to ¥150.0 billion. Furthermore, JR East has bank overdraft facilities totalling ¥60.0 billion outstanding with its principal commercial banks. We have not established a commitment line, since that approach offers little benefit in our situation for its cost.

Q: ARE YOU PREPARED FOR NATURAL DISASTERS AND OTHER CONTINGENCIES?

A: We use insurance policies to provide against damage to railway fixtures and compensation claims resulting from passenger injuries or deaths. However, we have not made any specific provision for disasters resulting from major earthquakes or terrorist attacks, since the insurance premiums or securitization through Catastrophe Bond issues would be prohibitively expensive, and it would be impossible to attain an amount of cover that would be meaningful for us.

TRANSPORTATION BUSINESS SUPPORTS JR EAST AS A STABLE PROFIT RESOURCE

Through a continuous process of service innovation and efficiency improvement, JR East's transportation business provides a stable source of revenue and a growing source of profits. In this way, JR East faithfully attracts and serves a loyal customer base while rewarding shareholders with stable and long-term returns.





Development of *Suica*

In November 2001, JR East introduced a large-scale automatic fare collecting system using IC cards—*Suica*. As of June 2003, the number of cardholders exceeded 6.5 million. JR East is aiming to take a leap forward to the "dream card" by integrating current stored-fare ticket and pass functions with credit card and electronic money functions.



Extension of Tohoku Shinkansen Line

In December 2002, Shinkansen bullet train services commenced on the newly completed Morioka–Hachinohe segment of the Tohoku Shinkansen line. Access to the north, which has wonderful tourism resources, has been dramatically improved.



Through Services between Saikyo Line and Rinkai Line

Since December 2002, passengers have been able to use through services between JR East's extended Saikyo line and the Rinkai line. This facility has significantly enhanced the convenience of travel between northern part of Tokyo metropolitan area and the Tokyo Bay waterfront area.

OPERATING INCOME


70%

(Millions of Yen)

	2002	2003
Transportation	1,789,599	1,800,434

Notes: 1. Percentage is a ratio of the year ended March 31, 2003.
2. Operating revenues mean operating revenues from outside customers.


74%

(Millions of Yen)

	2002	2003
Transportation	235,585	256,748



PASSENGER KILOMETERS


Billions
Japan
U.K.
Germany
France
Italy
U.S.
1,425.2
721.6
935.7
841.3
885.5
3,861.6
Railways
Motor Vehicles
Airlines
Ship

Figures for Japan and U.K. are for the year ended March 31, 2002 and 2001 respectively; figures for Germany and France are for the year ended December 31, 2000; and figures for Italy and U.S. are for the year ended December 31, 1999.

ACCIDENT FREQUENCY PER ONE MILLION TRAIN-KILOMETERS


Number of Accidents
JR Companies
U.K.
N.A.
Germany
France
Italy
U.S.
N.A.
0.63
0.82
0.87
0.65

Note: 1. As of December 31, 2000, except JR Companies (including JR East) figures as of March 31, 2001
2. Germany: Deutsche Bahn AG (German Railways),
France: Société Nationale des Chemins de fer Français (French National Railways),
Italy: Ferrovie dello Stato S.p.A.(Italian National Railways),
3. Prepared by JR East based on International Railway Statistics of International Union of Railways (Union Internationale des Chemins de fer)

PASSENGER KILOMETERS


14.6%
24.5%
60.9%

(Millions)	2002	2003
Shinkansen network	17,741	18,276
Tokyo metropolitan area network	76,200	76,278
Intercity and regional networks	30,975	30,622

Note: Percentage is a ratio of the year ended March 31, 2003.

IC card—*Suica* (Super Urban Intelligent CArd)

OVERVIEW

It has been more than one and a half years since JR East introduced the *Suica* system. Although this large-scale system was launched all at once, from its beginning no significant problems have occurred, and the system has been very popular with users. Today it is commonplace for passengers around Tokyo to go through automatic fare collecting gates simply by touching their commuter pass cases.

TOPICS

Highly Convenient Functions

JR East is the first company in Japan to introduce a large-scale IC card automatic fare collecting system. Under this system, passengers can pass through automatic fare collecting gates just by touching their commuter pass case containing an IC card—*Suica* (Super Urban Intelligent CArd). There are two types of *Suica*. One is a high-tech commuter pass (*Suica Pass*) and another is a stored-fare railway ticket (*Suica IO Card*), both replacing the magnetic cards that were formerly used. Because *Suica Pass* also has a stored-fare function, settlement is done automatically by the fare collecting gate when passengers ride a train beyond the area covered by their commuter passes. Furthermore, it is possible to renew the period of validity of the pass using the same card, since the data in the IC chip and the printed information on the exterior can be rewritten. In addition, because the information of individual commuter passes is registered on JR East servers, reissue can be made promptly following loss.

Expanding the Service Area

JR East has continued to expand the service area for *Suica* since its introduction. As of April 2003, *Suica* can be used at 465 stations on conventional lines, mostly in the Tokyo metropolitan area. Coverage is also being extended to other railway systems such as Tokyo Monorail, operated by a subsidiary, since April 2002, and the Rinkai line, operated by Tokyo Waterfront Area Rapid Transit Corporation, since December 2002. Passengers can use *Suica* at 481 stations in total, as of April 2002.

Growing Number of Cardholders

The number of *Suica* cardholders, which exceeded one million in just 19 days after the launch of the system, reached 6.5 million by June 2003. This growth reflects the convenience of the card and the expanding coverage area.

Integration with Credit Card

In July 2003, JR East inaugurated services for the *View Suica* card, an integration of the *Suica IO Card* with the *View Card*, which is a credit card issued by JR East.

MAP OF *Suica* SERVICE AREA


Service available as of June 2003 (excluding Shinkansen)
Service available from the autumn of 2003 (including Shinkansen inside red area)
Aomori
Hachinohe
Morioka
Akita
Shinjo
Yamagata
Sendai
Niigata
Fukushima
Nagano
Takasaki
Mito
Narita Airport
Tokyo

TRENDS OF *Suica* CARDHOLDERS


Persons
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Nov.18 '01
Feb. '02
May. '02
Aug. '02
Nov. '02
Feb. '03
May. '03
Suica Pass (Commuter pass)
Suica IO Card (Stored-fare railway ticket)
Suica Holder

More than 6.5 million people use *Suica* as of June 2003 (of which 3.3 million people use *Suica Passes*).



Recharging a *Suica* card at an automatic ticket vending machine

This single card will give cardholders access both to rail services and credit facilities, including stored-fare charging and general shopping. Also, from the autumn of 2003, it will be possible to use *View Card* bonus points to recharge the stored-fare balance on its *Suica* function. JR East is also studying other features, including automatic credit transactions to settle fare adjustments at automatic fare collecting gates when the stored-fare balance on the *Suica* card is insufficient, and integration of *Suica Pass* with *View Card.*

FUTURE DEVELOPMENTS

Expansion to Shinkansen Services and to Regional Area

From the autumn of 2003, passengers will be able to use their *Suica Passes* for Shinkansen travel within the *Suica* service area.

At the same time, the service will also be introduced on conventional lines in the Sendai urban area, which is the largest city in the Tohoku region, with more than one million of population. *Suica Pass* and *Suica IO Card* will be available.

Electronic Money

In the spring of 2004, JR East plans to launch an electronic money service on the *Suica* system. Initially the service will be available in around 500 stores at stations within the *Suica* service area. JR East is examining the possibility of offering the same service in station shopping centers, and also in other stores without capital relationships with JR East. The ability to access both rail services and shopping with a single card will dramatically enhance cardholder convenience.

Ticketless Travel through Integration with Mobile Telephones

Another concept being considered by JR East is an IC chip with *Suica* functions for inclusion in mobile telephones. With this *Mobile Suica*, passengers could buy commuter passes, reserve seats, and enjoy ticketless access to rail travel.

Building Entry/Exit Control System Using *Suica*

JR East will commence sales of a system that allows its cards, including the *Suica Pass* and the *Suica IO Card*, as an entry card to buildings. It will be possible to use a single card for railway travel, as a building access card, and as an electronic money card. The benefits for building management include the ability to avoid complex card control requirements, as well as improved security, compared with conventional magnetic card systems.



A scene at the station
Touching commuter pass case to the automatic fare collecting gate

FUTURE OF *Suica*


Card reader
Entry/Exit Control System
JR East menu
Buying commuter passes
Buying reserved seat tickets
Consideration of developing Mobile Suica
view
VISA
NEWDAYS
Infrastructure for introducing electronic money function

SHINKANSEN BULLET TRAIN NETWORK

OVERVIEW

Shinkansen services rank alongside transportation services in the Tokyo metropolitan area as a core business for JR East. JR East operates a five-route Shinkansen network that links Tokyo with five regions. The network comprises the Tohoku, Joetsu and Nagano Shinkansen lines and the Yamagata and Akita hybrid Shinkansen lines, with through service to conventional lines.

The 631.9-kilometer Tohoku Shinkansen runs between Tokyo and Hachinohe. The fastest train on this line covers the distance in 2 hours and 56 minutes. The 303.6-kilometer Joetsu Shinkansen links Omiya and Niigata. Minimum time between Tokyo and Niigata (333.9 kilometers) is 1 hour and 37 minutes. The 117.4-kilometer Nagano Shinkansen extends from Takasaki to Nagano. Minimum travel time between Tokyo and Nagano (222.4 kilometers) is 1 hour and 23 minutes. Yamagata hybrid Shinkansen (through service to conventional lines) covers 421.4 kilometers between Tokyo and Shinjo, and its shortest travel time is 3 hours and 14 minutes. Akita hybrid Shinkansen (through service to conventional lines) covers 662.6 kilometers between Tokyo and Akita, and its shortest travel time is 3 hours and 49 minutes.

TOPICS

Start of Operation between Morioka and Hachinohe of Tohoku Shinkansen

In December 2002, the Tohoku Shinkansen line was extended 96.6 kilometers from Morioka to Hachinohe. A journey between Tokyo and Hachinohe on the fastest train now takes 2 hours and 56 minutes, a saving of 37 minutes. JR East has significantly improved its ability to compete with air travel on routes between Tokyo and northern Honshu, Japan's mainland. To coincide with the start of operation of the Morioka–Hachinohe segment, JR East also introduced the new E2-1000 series railcar, which has full active suspension for enhanced passenger comfort and new pantographs for noise reduction. Other enhancements include a new schedule format that made train schedules easier to understand for passengers. Specifically, trains leave and arrive at the same times each hour, except during commuting times, and each type of train stops at the same stations. In addition, JR East has introduced all-reserved-car Shinkansen trains to respond to an increased demand for reserved seats.

Enhanced On-Board Services

Passenger information is transmitted directly to the conductor's portable terminal as soon as each passenger passes through the automatic fare collecting gate at stations. This minimizes disturbance to passengers in the trains by eliminating manual on-board ticket inspections. As part of its


Shinkansen trains


Hayate
E2-1000 series railcar for Tohoku Shinkansen

FIVE-ROUTE SHINKANSEN NETWORK


Shin-Aomori
Hachinohe
(631.9km)
Akita
(662.6km)
Morioka
Shinjo
(421.4km)
Yamagata
Sendai
Niigata
(333.9km)
Fukushima
Joetsu
Nagano
(222.4km)
Takasaki
Omiya
Ueno
Tokyo
Tohoku Shinkansen
Joetsu Shinkansen
Nagano Shinkansen
Yamagata Hybrid Shinkansen
(Through Service from Fukushima to Shinjo)
Akita Hybrid Shinkansen
(Through Service from Morioka to Akita)
Under Construction
( ) Operating kilometers from Tokyo

efforts to compete with air services, JR East has also started to provide dedicated cabin service crew on its Shinkansen trains.

Shinkansen Commuter Services and Seating Services

The demand for commuter services via the Shinkansen network has grown dramatically since the establishment of JR East in 1987. To stimulate further growth in demand, JR East is strategically increasing capacity by introducing *Max* all-double-decker E4 series Shinkansen railcars. There are 1,634 seats in a 16-car format, and it is one of the the world's highest seating capacities for high-speed train services.

Measures Ensuring Reliability of Services

In the past JR East cancelled train services for safety reasons when rainfall intensity exceeded a specific standard level. Rain-related cancellations have now been mostly eliminated due to the installation of countermeasures against rain-related damage along tracks.

Because the Omiya–Tokyo segment is shared by all five-route Shinkansen lines, breakdowns had a major impact on passenger services. In such cases, JR East is prepared to turn the trains at Omiya station, which has surplus platform facilities, to minimize delays. JR East has also improved communications systems.

FUTURE DEVELOPMENTS

Becoming the World's Number-One High-Speed Train

JR East aims to make its Shinkansen network the world's number-one high-speed train system by all criteria, including speed, reliability, environmental friendliness and comfort. In the spring of 2003, it conducted test trials using operational cars, with a view to increasing the maximum operating speed from 275km/h to over 300km/h. Through these trials, JR East could collect basic data, including riding comfort, stability and noise levels.

Plans to Extend Shinkansen Lines

Construction is currently in progress on the Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen line and the Nagano–Toyama segment of the Hokuriku Shinkansen line. (JR East will operate between Nagano and Joetsu for the Hokuriku Shinkansen line.) (See page 47.)

MAJOR HIGH-SPEED TRIALS

1979 (JNR)	A test car, the prototype for railcars operating commercially on the Tohoku and Joetsu Shinkansen lines, reaches **319km/h**.
1991 (JR East)	A railcar for the Yamagata hybrid Shinkansen line reaches **345.8km/h**.
1993 (JR East)	A test car developed for a full model change and environmental countermeasures reaches **425km/h**.
2003 (JR East)	Most advanced railcar for the Tohoku Shinkansen line reaches **362km/h**.


Green Car (first class) *attendant*


Conductor's portable terminal
(Photo: Transportation News Co., Ltd.)


SHARES OF EACH MODE OF TRANSPORTATION IN JAPAN ACCORDING TO DISTANCES
Average from Fiscal 1997 to Fiscal 2001
Total Number of Passengers (millions)
0-100km 9.9 16.1 73.9 0.1 82,380
100-300km 21.8 2.2 75.6 0.3 1,381
300-500km 35.0 58.8 2.4 0.1 3.8 192
500-750km 56.5 24.4 2.1 17.0 88
750-1000km 23.6 26.4 0.7 49.3 32
Over 1000km 6.1 9.8 0.4 83.7 53
JR Passenger Companies (including JR East)
Other Passenger Railways
Motor Vehicles
Ships
Airlines
Source: Ministry of Land, Infrastructure and Transport
Figures are based on number of passengers

TOKYO METROPOLITAN AREA NETWORK

OVERVIEW

This network consists of 1,106.1 operating kilometers, excluding Tokyo Monorail, that link central Tokyo with surrounding areas. Most of these lines are within a radius of about 100 kilometers from Tokyo station. JR East claims nearly half of the Tokyo area rail transportation market, which is immense and profitable, in terms of both passenger kilometers and operating revenues. (See page 90.)

TOPICS

Competition with Other Railway Companies

Competition with subway networks and other major passenger railway systems in Tokyo is intensifying due to ongoing development of their networks and services. JR East is meeting this challenge by strengthening its network through the opening of various routes. By using existing facilities, it is able to develop new routes without large-scale capital outlays. JR East has never raised fares since its establishment in 1987, except to reflect the introduction and revision of the consumption tax. On the other hand, faced with sizable investments needed to boost capacity, most of the other major passenger railway companies have been compelled to raise fares repeatedly on most of their lines during the same period. Thus JR East's price competitiveness has risen.

Without increasing its fares or engaging in large-scale capital investment, JR East has been able to achieve a capacity increase equivalent to the total capacity of two of its major competitors around Tokyo in the 16 years since its establishment. This has been achieved through a combination of strategies, including the establishment of new routes, increased train frequencies and more cars for each train.

Start of Through Services between the Saikyo Line and the Rinkai Line

In December 2002, JR East completed the extension of its Saikyo line and introduced through services with the Rinkai line. At present, 46 through service round trips are operated each day. These services provide a direct link between the northern part of the Tokyo metropolitan area and the rapidly developing Tokyo Bay waterfront area, via central Tokyo districts such as Shinjuku and Shibuya. For additional passenger convenience, the Rinkai line services can be accessed using JR East's *Suica* cards.

Increased Services on the Shonan-Shinjuku Line

The Shonan-Shinjuku line started the operation in December 2001 using existing facilities. The creation of this route, which covers over 180 operating kilometers in the longest case, has eliminated the need for


Rush hour at Tokyo station

RAIL LINES AROUND TOKYO


JR East lines
other lines

train changes when traveling between suburban cities in the northern part and the southern part of the Tokyo metropolitan area. It has already brought changes in passenger flows. In December 2002, JR East substantially increased the frequency of trains on the route. The Shonan-Shinjuku line has been used by approximately 53 thousand passengers daily since then, including people who previously used competitors' lines.

Tokyo Monorail

Tokyo Monorail, acquired by JR East in February 2002, operates a 16.9km link between central Tokyo and Haneda Airport, a major air gateway serving mainly domestic flights. JR East has made some improvements at the monorail transfer station, Hamamatsu-cho, such as making it a stop for the rapid train and providing barrier-free access.

Approach to Enhancing Passenger Convenience through the Use of IT

Since August 2002, passengers have been able to book their seat reservation tickets for some commuting lines with mobile telephones. In this way JR East has created a true ticketless system in which passengers can board without the need to obtain tickets.

Another IT-related initiative is the experimental wireless LAN environment. Currently implemented mainly in major stations in the Tokyo metropolitan area, this system will be used both in station information services and also provide an Internet access service for passengers.

FUTURE DEVELOPMENTS

Overpass Construction at Ikebukuro Station

Because the route of the Shonan-Shinjuku line currently crosses the Saikyo line on the same level at Ikebukuro station, it is difficult to increase the number of trains operating during the morning and evening rush hours. To accommodate expanded services, JR East is currently building elevated crossing tracks at Ikebukuro station. The project will be completed in the autumn of 2004.

Tohoku Through Line Concept

JR East is currently planning another through-route across Tokyo. This will be accomplished by installing approximately 1.3 kilometers of additional double tracks between Ueno station, which is now the terminal for north-bound intercity and medium-distance services, and Tokyo station, which is the current terminal for south-bound medium-distance services. The beginning of this service is targeted for fiscal 2010. The new line will enhance passenger convenience by alleviating congestion on JR East's parallel lines, reducing travel times and eliminating bothersome transfers.



Tokyo Monorail

PASSENGER KILOMETERS (Millions)
Year ended March 31, 2002


JR East 76,200
Teito 16,043
Tobu 12,957
Odakyu 10,480
Tokyu 9,193
Seibu 8,787
Keio 7,006
Keihin 6,138
Toei* 4,292
Keisei 3,477
Sagami 2,686
* Year ended March 31, 2001

ENHANCED TOKYO METROPOLITAN AREA NETWORK


Omiya
Ikebukuro
Asagaya
Mejiro
Ueno
Tachikawa
Shinjuku
Tokyo
Tsudanuma
Shibuya
Shimbashi
Hamamatsucho
Maihama
Meguro
*Osaki
Shinagawa
Hashimoto
Haneda Airport
Sakuragicho
Yamanote line
Saikyo line
Shonan-Shinjuku line
Tokyo Monorail
Rinkai line
Tohoku through line

Note: The stations and conventional lines in this map appear throughout the text, including in the non-transportation section.

INTERCITY AND REGIONAL NETWORKS

OVERVIEW

Made up of 5,367.8 operating kilometers, intercity and regional networks represent over 70% of JR East's total network. They provide non-Shinkansen intercity services and regional services not included in the Tokyo metropolitan area network.

The main services of the intercity network are the limited express trains. JR East continues to upgrade services with new railcars, more frequent departures and more convenient connections to Shinkansen lines. On the regional network, JR East is striving to improve business performance through measures to raise efficiency. This primarily involves efforts to keep schedules closely in line with customer trends and the use of railway cars that require only a single crew member.

Highway construction and improvements to local road networks are enhancing the advantages of automobiles, especially in rural areas. JR East is adapting to this trend by introducing a variety of services based on coexistence with road travel. These innovations include Park and Ride services, as well as bus services and rent-a-car operations.

TOPICS

Changes to Rail Operations Following Extension of the Tohoku Shinkansen Line to Hachinohe

The extension of the Tohoku Shinkansen line to Hachinohe has been followed by a review of rail operations to locations north of Hachinohe. The number of limited express trains between Hachinohe and Aomori, which is a major regional city, has been increased from 14 round trips to 17 per day. Access to Hokkaido, one of Japan's major islands, through the tunnel under the strait, has also been improved.

Operation of the conventional line running parallel to the Morioka–Hachinohe segment of the Tohoku Shinkansen line has been separated from JR East. (See page 47.)

Park and Ride Services

Parking lots at stations are being developed, especially in regional cities, to meet the needs of passengers who drive to their local station and then travel by train to their destinations. By the end of March 2003, parking lots with a total capacity for around 59,000 vehicles had been established at about 510 stations.

Rail and Rent-a-car

JR East offers an innovative approach to travel. Passengers can combine the comfort of rail travel to their destination station, with the freedom of a rental car after they arrive. The *Rail and Rent-a-car* service introduced a new service in April 1995 that allows passengers to rent cars at about one-half of the normal rate. As a result, in fiscal 2003, the number of passengers using the *Rail and Rent-a-car* service was about 143,000.

World Cup Travel

The 2002 FIFA World Cup was held in Japan and Korea over a one-month period starting in late May 2002. Five locations were chosen in JR East's service area. JR East ran numerous extra trains, including late-night services, to accommodate the resulting massive increase in passenger traffic. The World Cup period ended without any incidents or accidents, as a result of careful attention to safety and reliability.



Tsugaru
Operated between Hachinohe and Aomori, Hirosaki

CHANGES TO RAIL OPERATION


To Hokkaido
Aomori
Hachinohe
Hirosaki
Morioka
Akita
Tohoku Shinkansen *Hayate*
Conventional lines, Limited express *Tsugaru*



Park and Ride Services


Next Shinkansen
Track

The World Cup Rush
(Photo: Transportation News Co., Ltd.)

TRAVEL AGENCY SERVICES

OVERVIEW

JR East conducts sales of travel packages mainly in the *View Plaza* chain (travel agency), which has outlets mainly at stations. In particular, JR East will implement customer-friendly measures on the basis of market research and planning of packages attractive to target customers using its railway network. JR East also distributes information regarding attractive travel packages using railways by utilizing various media such as mass media and the Internet.

TOPICS

Targeted Approaches

One example of JR East's targeted travel products is its *Otona no Kyujitsu*, or "holiday for seniors." Some 49,000 passengers have bought *Otona no Kyujitsu* products in fiscal 2003, which were introduced to meet the needs of Japan's rapidly aging society. The *Meguri-Hime*, or "touring princess," caters to women who are in their middle years and enjoy increased leisure time as they are freed from childcare responsibilities. Around 19,000 of these packages were sold in fiscal 2003. The *Nombiri Komachi*, or "refreshing tours for young women," is a product targeted toward working women in their late twenties and early thirties. In fiscal 2003, this package was booked by almost 41,000 people.

eki-net Travel

JR East is continually working to improve customer convenience by introducing enhanced sales methods that do not require human intervention. In April 2001, JR East established a web site named *eki-net travel* where consumers can book all of their domestic ticketing requirements, including not only tickets on JR Companies' lines, but also air tickets, rental cars and hotels. In December 2002, JR East introduced the *eki-net* discount system, which entitles passengers to discounted fares if they book reservation tickets through *eki-net travel* and pick up their tickets from a vending machine.

As part of its efforts to promote Japan as a destination for tourists from other countries, JR East started, in January 2002, a ticket reservation service. Through this service, tickets for Shinkansen and the *Narita Express,* which connects Narita International Airport with central Tokyo, can be purchased from abroad.

The word *eki* means railway station in Japanese.


world
eki-net
Official site of East Japan Railway Company
Japan Railways Seat Reservation Service
-Shinkansen (Super Express), Narita Express-
How to use this Service
Information
Membership Registration
Membership Alteration
Seat reservation
JAPAN RAIL PASS / JR EAST PASS User
JAPAN RAIL PASS / JR EAST PASS Non-user
Confirmation of your reservation details
For refund requests
To cancel your membership
If you have lost your password
For other inquiries

World eki-net **Site**
(http://www.world.eki-net.com)

STATION RENAISSANCE— CREATING NEW STATION ENVIRONMENTS FOR THE 21st CENTURY

Since establishment, JR East has moved decisively to leverage the potential synergy of its business resources such as high-traffic stations and adjacent commercial spaces. Creation of convenient and attractive retail-store, restaurant, office, hotel and other facilities will deliver sustainable revenue growth and complementary business diversity.


120th
Anniversary
みんなのえき
上野駅
明治16年7月28日開業
(上野～熊谷間開通)
みんなのえき
上野駅開業
120周年



Station Space Utilization

JR East continued its efforts to improve the attractiveness and earning power of its stations. Tsudanuma and Asagaya stations were enhanced through *Cosmos Plan* initiatives implemented in November 2002 and May 2003, respectively. *Sunflower Plan* initiatives were implemented at 67 stations, including Mejiro, Osaki, Sakuragicho, Hashimoto and Hachinohe.



Shopping Centers & Office Buildings

In April 2002, JR East and Tokyu Corporation jointly opened the *JR Tokyu Meguro Building*. A subsidiary of JR East is renting out office space and operating a shopping center there.

Cosmos Plan

Introduced in December 2000, the *Cosmos Plan* involves comprehensive reviews of existing operational facilities at stations where passenger numbers are in excess of 200 thousand per day and major terminal stations in prefectural capitals. In addition, substantial new station spaces are being newly created through various methods, including the construction of artificial ground.

Sunflower Plan

Launched in fiscal 1998, the *Sunflower Plan* mainly targets stations with passenger numbers generally in excess of 30 thousand per day. Activities include partial reviews of operational facilities at and around stations and short construction schedules with minimal investment to develop stores.


Convenience store
Shops/Restaurants
Ticket gate
Commercial space
Station office
Artificial ground
STATION RENAISSANCE





Other Services

In the year ended March 31, 2003, two new hotels were added to the *HOTEL METS* chain: The *HOTEL METS Kamakura-Ofuna* and the *HOTEL METS Hachinohe*. The *Metropolitan Hotel* chain was also enhanced by the addition of an annex, East Wing, to the *Hotel Metropolitan Edmont*. The *HOTEL METS* chain caters mainly for business travelers, while the *Hotel Metropolitan* chain consists of city hotels.

(Photo: Transportation News Co., Ltd.)

OPERATING REVENUES


9%
7%
14%

(Millions of Yen)	2002	2003
■ Station Space Utilization	368,553	368,961
■ Shopping Centers & Office Buildings	165,276	170,321
■ Other Services	219,950	225,955

OPERATING INCOME


5%
13%
8%

(Millions of Yen)	2002	2003
■ Station Space Utilization	26,810	28,135
■ Shopping Centers & Office Buildings	38,494	43,519
■ Other Services	16,084	17,458

Notes: 1. Percentage is a ratio of the year ended March 31, 2003.
2. Operating revenues mean operating revenues from outside customers.

STATION SPACE UTILIZATION

OVERVIEW

Stations, where 16 million passengers embark each day, are JR East's most important business resource. JR East runs a wide range of businesses, including retail outlets and restaurants, to enhance the convenience and comfort of station users and increase its profitability. It is continually working to make its stations more attractive by developing new types of stores to meet a wide range of consumer needs.

JR East is dynamically creating synergies between its railway and non-transportation operations through in-depth reviews of its station layouts under the *Station Renaissance* program. The volume of traffic through many of JR East's stations indicates that there is a considerable scope for the development of consumer-oriented services. For example, in the year ended March 31, 2003 (fiscal 2003), JR East had 32 stations used by over 200 thousand passengers a day, and 54 stations used by between 100 thousand and 200 thousand passengers per day.


Becker's
Becker's
Tsudanuma station


Ueno station

TOPICS

Development Status of *Sunflower Plan* and *Cosmos Plan*

Under the *Sunflower Plan*, JR East carried out a total of 296 development projects covering an aggregate area of 240,000m^2 between fiscal 1998 and fiscal 2002. In fiscal 2003, it undertook projects at 67 locations, including Mejiro station, Osaki station, Sakuragicho station, Hashimoto station and Hachinohe station. These projects covered a total area of 13,000m^2 and resulted in the opening of a wide range of new retail outlets. Before the launch of the *Sunflower Plan*, there were commercial developments at only about 30% of stations used by over 30 thousand passengers per day. The ratio is now in excess of 90%.

The *Cosmos Plan* was devised as a framework for larger-scale development projects. The first to be renovated was Ueno station, which is used by 372 thousand passengers per day. The upgrade was completed in February 2002. JR East continues with similar projects in central and suburban Tokyo. Among them were projects at Tsudanuma station, completed in November 2002, and at Asagaya station, completed in May 2003, which serve 209 thousand and 88 thousand passengers daily, respectively.

Ueno Station Renewal Project—First-year Results

First-year sales in *atré Ueno*, the new shopping center created through the refurbishment of Ueno station, exceeded targets. There has also been a clear synergy effect, including increased revenue from sales of short-distance passenger tickets at Ueno station. Station users say that the station is brighter and easier to use since the refurbishment, while local business owners say that the district around the station now attracts more people.

Restructuring of Retailing and Restaurant Operations

Another target for restructuring is the retailing and restaurant operations. Convenience store operation is an extremely promising business format, and JR East is already one of the industry leaders in terms of average daily turnover. However, management of the convenience stores was previously spread among various group companies. In fiscal 2002, the business was restructured under the trade name *NEWDAYS*, and operating efficiency has been improved through the integration of merchandise flows, logistics and systems, so the pace of store development can be expected to accelerate.


Before
After

Sunflower Plan "before and after" at Sakuragicho station

Note: The station users for each station represent twice the number of passengers embarking.

On the other hand, a subsidiary specializing in restaurant operation absorbed its fast food subsidiary in fiscal 2002. The company will be able to manage outlets with enhanced efficiency by combining knowledge from both the restaurant and fast food. As a result, there has already been significant progress toward the development of new business formats and the reform of existing formats.

Innovation of Bento Business
JR East sells a wide variety of bento products, Japanese-style ready-made meals, using carefully selected ingredients and progressing with the development of healthy, safe and high-quality bento. *O-Bento* made entirely from organic natural ingredients went on sale in July 2001. JR East established a local subsidiary and food manufacturing plant in California, U.S.A., and bentos are imported from there in a frozen state and are then sold. It has expanded and diversified its sales channels to include stores at stations, in trains, upscale supermarkets and mail order, and the products are also being marketed in the United States.

Alliances with Companies Outside JR East
JR East is enhancing its ability to meet the increasingly diverse needs of consumers by speeding up the evolution of its business operations through partnerships with companies outside the group. Specifically, a variety of new outlets are being established with companies that include Ryouhin Keikaku Co., Ltd., Fast Retailing Co., Ltd., Yoshinoya D&C Co., Ltd., Shikoku Railway Company and Tokyu Corporation.

FUTURE DEVELOPMENTS

Future Projects of *Cosmos Plan*
Tachikawa station and Omiya station are targeted under the *Cosmos Plan*. Tachikawa station, a terminal in western Tokyo, is used by 286 thousand passengers daily, while Omiya station is a northern Tokyo terminal used by 456 thousand passengers each day. The aim of the projects is to enhance the attractiveness of the stations, including provision of barrier-free access and the alleviation of congestion, while at the same time increasing revenues. Completion is scheduled for 2005. There are also plans for development projects at other stations, including terminal stations of prefectural capitals.

Promotion of Supply Chain Management
JR East established a new subsidiary to coordinate logistics of retail business operations at stations and in trains. Its mission is to promote supply chain management (SCM) aimed at total optimization, based on collaboration across multiple companies and organizations.

It will implement a range of reforms under the group's SCM promotional strategy, including the reduction of logistics costs, the development of common logistics information infrastructure and reform of operations of the group.


NEWDAYS
NEWDAYS


O-bento


IMAGE OF OMIYA STATION

SHOPPING CENTERS & OFFICE BUILDINGS

OVERVIEW

Stations and nearby land are highly profitable assets of JR East. By developing shopping centers and office building businesses, while offering passengers the convenience of shopping at stations, JR East drives profitability with revenue from commercial tenants. As of April 2003, JR East was operating 113 shopping centers and 14 office buildings. When developing these facilities, JR East is concentrating on creating a mix of tenants that reflects customers' needs, the nature of the site and the characteristics of the local market.

TOPICS

Opening of *JR Tokyu Meguro Building* and *atré Meguro*

In April 2002, JR East and Tokyu Corporation jointly opened the *JR Tokyu Meguro Building*. The new building includes a complex consisting of a station, office space and retail outlets above the tracks at Meguro station, used by 199 thousand passengers per day. This station is served by a total of four railway lines, including JR East's Yamanote line, providing direct access to many locations in central Tokyo. This location is ideal for both office and retail facilities. JR East owns 24,000 m^2 out of total floor area of 52,000 m^2.

Tenants on the retail and service floors of the building include the *atré Meguro*, a shopping center operated by JR East.

Merger of JR East Shopping Center Companies

In fiscal 2002, JR East established a team, within the Life-style Business Development Headquarters, whose mission is to strengthen overall management of the shopping center business and reduce operating costs. As part of this process, eight group companies were merged into four in April 2003. Anticipated benefits include stronger sales, reinforced financial structures and enhanced profitability.

Station-Based Nursery School

A total of eight childcare facilities, including three established in fiscal 2003, have been opened as tenants in facilities owned by JR East. The availability of these facilities close to stations has been welcomed by working parents who commute long distances and find it difficult to drop off and pick up children from suburban daycare centers. Their presence is also expected to produce synergy benefits for JR East through increased use of its commercial facilities.

Ekipara

Ekipara is a portal site established in February 2002 to provide integrated access to all information, mainly about JR East's shopping centers at stations. Users can retrieve information by location or type of business or shop, including data about 9,000 shops in over 100 shopping centers at stations. Other services include a message board page on which members can post messages. The membership as of April 2003 was over 20,000. Future plans call for the establishment of a mobile site and the inclusion of information about stores at stations.



JR Tokyu Meguro Building with *atré Meguro*



J-Kids Lumine Kitasenju Nursery School



Artist's concept of Tokyo station and the surrounding area



Development plans for the Yaesu district

Note: The station users for each station represent twice the number of passengers embarking.

FUTURE DEVELOPMENTS

JR Shinagawa East Building

Shinagawa station is used by 530 thousand passengers daily. Redevelopment schemes have transformed the district around the station into an important business area. JR East plans to erect a new building on the east side of the station, with completion scheduled for the spring of 2004. The station already offers airport access, and the area's transportation infrastructure will be dramatically improved in October 2003 with the opening of a new station of the Tokaido Shinkansen line operated by Central Japan Railway Company.

Tokyo Station District Development Plan

Major projects to create urban landscapes and develop city spaces are in progress in the area around Tokyo station, which is used by 750 thousand passengers daily. On the Yaesu (eastern) side of Tokyo station, JR East plans to build twin high-rise towers with an aggregate planned floor space of 340,000 m^2, for use mainly as offices and shopping centers. Construction will be completed in fiscal 2008 for the first phase and in fiscal 2011 for the second phase. On the Marunouchi (western) side, the historic station building will be conserved and restored to its original form as completed in 1914. This project will be completed in fiscal 2011. Additionally, station-front community squares will be created on both sides of the station. There is also a plan for a building which will house a cluster of businesses and other organizations involved in research and education on the Nihombashi (northern) side of the station.

OTHER SERVICES

ADVERTISING AND PUBLICITY

OVERVIEW

Spaces in stations and trains of JR East, whose network is used by 16 million passengers daily, are ideal for a broad range of advertisements. JR East is promoting advertising services by utilizing such spaces. For example, an 11-car Yamanote line train has space for more than 2,500 individual ads, all benefiting from high visibility and readership.

JR East has 32 stations that are used by more than 200,000 passengers a day. Posters and signboards at these stations are an extremely effective form of advertising.

A media mix combining transportation advertising with mass media advertising can provide important synergy and complementation effects. There is keen interest in the potential of this type of advertising from a sales promotion perspective, including the ability to develop marketing campaigns based on advertising on particular lines or in specific stations.

TOPICS

Using Information Technology

The E231 series Yamanote line cars have two 15-inch display monitors above each door. These are used to display video advertising and train operating information. In-train advertising is extremely visible to passengers. Introduced a year ago, this form of advertising is beginning to establish a position for itself as an important visual medium.

Advertising on Railcar Bodies

Prohibition of advertising on the outside of trains by the Tokyo Metropolitan Government for aesthetic reasons has now been lifted, and JR East began to sell advertising space on its railcar bodies in February 2002. There is strong interest in advertising on Yamanote line cars, which has particularly high impact because of the large number of passengers that use the line. Moreover, this business is being further developed for introduction on other lines.

Advertising Media in Terminal Stations Upgraded

Shinjuku, Shibuya, Ikebukuro and Tokyo stations are used by a total of more than four million passengers a day. As part of refurbishment projects at these stations, JR East has also upgraded its advertising media. These measures have resulted in the



Advertising on railcar bodies
(Photo: Transportation News Co., Ltd.)

creation of highly effective advertising opportunities. This segment is contributing heavily to increasing revenues through increased bookings from numerous major national clients.

HOTEL OPERATIONS

OVERVIEW

Hotels are a powerful vehicle for generating income from real estate holdings and have synergies with railway operations and travel agency operations. JR East has established several types of hotels, including city hotels, business hotels and long-term-stay hotels, under separate brands. The number of guest rooms reached 4,700 as of May 2003.

Since April 1998, JR East has operated its hotels as a single chain, named *JR East Hotel Chain*, to benefit from JR East's network and generate economies of scale. Among specific actions are stronger chain management, as well as joint advertising and procurement activities.

TOPICS

HOTEL METS

HOTEL METS specializes mainly in accommodation services. It offers comfortable, reasonably priced rooms with facilities similar to those found in city hotels. As of May 2003, there are 13 *HOTEL METS*, mostly located in the Tokyo metropolitan area. The quality of *HOTEL METS* is being improved through service standardization, including the development of know-how based on the ISO 9001 quality management system, for which JR East has acquired certification.

In April 2002, the 117-room *HOTEL METS Kamakura-Ofuna* was opened. The new hotel has been very popular not only with tourists, but also with business travelers. The 82-room *HOTEL METS Hachinohe* opened in November 2002, and is set to become a major tourism center in the northern Tohoku region. The opening was timed to coincide with the extension of Shinkansen services to Hachinohe.

Metropolitan Hotels

As of May 2003, JR East operated 10 city hotel-type *Metropolitan Hotels*, which are located mainly in Tokyo, prefectural capitals and at Shinkansen stations. In March 2003, a newly completed 220-room annex, *Hotel Metropolitan Edmont East Wing*, was opened in Tokyo.

FUTURE DEVELOPMENTS

Hotel Dream Gate Maihama

In the past, vibration and noise problems made spaces under railway overpasses unsuitable for hotel construction. Today, a new construction method jointly developed by JR East and Takenaka Corporation real-


JR EAST
HOTEL CHAIN
■ Metropolitan Hotels
■ HOTEL METS
■ YAYOI Kaikan
□ Long-term stay hotels
HOTEL METS Hachinohe
Hachinohe
Morioka
Akita
Kitakami
Shinjo
Yamagata
Sendai
Niigata
Nagaoka
Nagano
Takasaki
Mito
Tokyo
HOTEL METS Kamakura-Ofuna
Ofuna


Urawa
Hotel Metropolitan Edmont East Wing
Tabata
Musashi-Sakai
Ikebukuro
Ueno
Kokubunji
Iidabashi
Kinshicho
Shibuya
Tokyo
Hamamatsucho
Musashi-Mizonokuchi
Kawasaki


HOTEL METS Kamakura-Ofuna


Hotel Metropolitan Edmont East Wing
(Photo: Transportation News Co., Ltd.)

ized the dramatic reduction of vibration and noise. These techniques are being used in the construction of the *Hotel Dream Gate Maihama* at Maihama station, the gateway to Tokyo Disneyland.

CREDIT CARD BUSINESS

OVERVIEW

JR East's credit card, *View Card*, has a growing number of cardholders, mainly people who patronize JR East stations, shopping centers and hotels. As of May 2003, the number of *View Card* members was 2.4 million, based on the number of applications.

Beginning in April 2000, *View Card* was honored at VISA member merchants all over the world, the number of which was 29.5 million as of March 2003, moreover, from June 2003, JR East has also established a business relationship with JCB to both dramatically expand the card user base and improve convenience to users.

JR East plans to continue aggressive expansion of its credit card business. Growth will enable JR East to raise the level of service to customers by responding to Japan's rising demand for cashless purchasing, as well as to generate valuable cardholder data on purchasing patterns that can be incorporated in marketing programs. Another key strategy calls for the future integration of *View Card* with *Suica*.

TOPICS

Integration with *Suica* System

In July 2003, JR East introduced the new *View Suica* card, which combines the features of the *View Card* and the *Suica IO Card*. In addition to its credit card functions, the new card will also enhance the convenience of rail travel by supporting ticketless and cashless access to services. (See page 24.)

FUTURE DEVELOPMENT

Enhancing Convenience of Multi-function ATMs

In October 2001, JR East introduced its new *VIEW ALTTE* ATM network. With *VIEW ALTTE* ATMs, customers can obtain cash advances using credit cards provided by other companies as well as the *View Card*. It is also possible to recharge *Suica* cards at *VIEW ALTTE* ATMs from July 2003.

SPORT AND LEISURE SERVICES

OVERVIEW

JR East is responding to the increasing popularity of health-related activities by developing a fitness club business and a relaxation service business. The fitness club business is being developed under the *Jexer* brand. As of May 2003, there were five *Jexer* clubs, mostly in prime locations adjacent to stations.

NUMBER OF *View Card* MEMBERS AND TURNOVER OF CREDIT CARD BUSINESS


Million
Billions of Yen
3.0
2.0
1.0
0
300
200
100
0
1.6
138.0
1.8
149.7
2.0
192.7
2.1
217.7
2.3
257.6
'99
'00
'01
'02
'03
Number of View Card members
Turnover of credit card business


view
Suica
VISA
JCB

View Suica cards



VIEW ALLTE ATM



Jexer Omiya

AIMING FOR THE WORLD'S NUMBER-ONE HIGH-SPEED RAIL SYSTEM

ADVANCED TECHNOLOGY DEVELOPMENT

OVERVIEW

The business environment in which JR East operates is changing rapidly because of the diversification and increasing sophistication of customer needs, Japan's aging population and low birth rate and intensified competition due to deregulation. As part of its adaptation to this environment, JR East established the Research & Development Center of JR East Group in December 2001. The Center serves as an integrated organization for JR East's R&D activities, which were previously dispersed. Through this center, JR East carries out research and development to create new services, further enhance safety and reduce costs.

TOPICS

Frontier Service Development Laboratory

The Frontier Service Development Laboratory uses a "soft side" approach to the creation of services based on customer perspectives such as market research with particular emphasis on social surveys and forecasting.

To bring in new knowledge and ideas, the Laboratory has organized intellectuals and cultural figures into a number of research groups and has studied the consumption behavior of 10,000 people at and around stations. The results of this work have already been applied to Green Car (first class) services on the Tohoku Shinkansen trains since the opening of the Hachinohe extension. The Frontier Service Development Laboratory also develops the IT systems used to expand *Suica* functions and provide information at stations.

At the "hard side" level, it is working to reduce the cost and time required to develop service provision spaces, such as artificial ground. Initiatives include the development of technology to allow projects to be carried out in narrow spaces between tracks, and methods to complete projects quickly by utilizing nighttime hours when no trains are running.

Advanced Railway System Development Center

Aiming to make the Shinkansen the world's number-one high-speed rail system, the Advanced Railway System Development Center develops in-train and ground-based facilities to improve running performance, environmental friendliness, passenger comfort and other aspects of train operations.

It is also conducting trials of the *AC (Advanced Commuter) Train*. This next-generation train will bring enhanced transportation reliability, upgraded passenger services, cost reduction, barrier-free access and environmental friendliness.

As part of JR East's energy conservation efforts, the Advanced Railway System Development Center is working toward the realization of the *NE (New Energy) Train* concept, which includes the use of trains powered by fuel cells in the future. A hybrid railcar combining an engine and storage battery cells is currently under development.

It is also developing a new operational control system with capabilities that include the distribution of information to crews and automatic schedule forecasting. The aim of this system is to ensure rapid

RESEARCH & DEVELOPMENT CENTER OF JR EAST GROUP


R&D Center
Frontier Service Development Laboratory
Advanced Railway System Development Center
Safety Research Laboratory
Technical Center

NEW RAILWAY CONCEPT e@train


Anytime
Anywhere
Anyone
Home, Office, etc
Providing information to meet diversified customers needs
Ticket Office
Station
Seamless access to trains
Check Gate
Ticketless, cashless
(PDA function + Ticket function + Money function)
On-board
Customized on-board services
Inheriting railway technologies
Environment-friendly railway system
Control
Control system with IT
Shinkansen as No. 1
Infra-structure
Reliable & cost-effective facilities
People-friendly stations
Station
Desti-nation
Easy
Enjoyable
Economical

recovery after disruptions and to construct a reliable transportation system.

The Advanced Railway System Development Center is also responsible for the development of the *ATACS* train control system. Train location has been detected by using track circuits. In the new IT-based train control system *ATACS*, a train detects its location by itself.

Safety Research Laboratory

Research and development activities by the Safety Research Laboratory are targeted toward improvements in the overall safety of railway systems. The goal is to eliminate accidents that could cause passenger casualties and eradicate fatal accidents involving JR East staff or contractors' staff. Specifically, it is conducting research into the prevention of derailments, collisions and other disasters. Human factors are also included in the scope of this research.

The Laboratory is currently testing a newly developed fall detection system based on imaging technology. It will allow trains to be stopped immediately if a passenger falls from a station platform.

Technical Center

The technology development at the Technical Center is focused on further cost reduction and achievement of the world's number-one maintenance technology. The Technical Center is working to optimize technology relating to the interfaces between wheels and rails, and between overhead lines and pantographs. Another goal is the development of easily maintained rolling stock and facilities, and countermeasures against the effects of snow.

Since July 2002, it has been using a network system linking it with group companies and related departments of the parent company. This system supports two-way sharing of information about technology and workplace problems.

e@train

JR East has combined new technological advances and anticipation to create the e@train concept, which represents the newest and best form of "what the railway of the future should be." This concept is continually updated with the latest advances. The research and development activities of JR East are dedicated to the realization of this concept through the application of accumulated technology resources and leading edge advances to the development of safe, reliable and comfortable railway.

The "e" in e@train stands for "enjoyment," "environmental friendliness," "entertainment," and "economy."

Intellectual Property Management

JR East is working to maximize the potential of its accumulated technology resources. Patent administration operations, which were previously divided among multiple departments, have been integrated, and educational programs are being implemented, particularly in the area of business model patenting. By March 2003, JR East had made a cumulative total of 1,937 patent applications (333 registered) and 608 trademark registration applications (589 registered).



Research & Development Center of JR East Group


JR
ne@train

NE (New Energy) Train

Note: *ATACS* means Advanced Train Administration and Communication System. This new railway system uses on-board computers and mobile communications technology to communicate by wireless rather than through track-based circuits. It is being developed as a low-cost way of achieving various control functions, including train separation control, route selection and level crossing control.

SETTING TARGETS AND WORKING HARD IN EVERY SECTOR FOR

ENVIRONMENT PRESERVATION AND SOCIAL CONTRIBUTION

ENVIRONMENT PRESERVATION

OVERVIEW

Railways are the most energy efficient means of mass transportation. Railways account for approximately 30% of passenger transportation in Japan but only 7% of energy consumption. In addition, emissions of carbon dioxide, which is blamed to be the cause for global warming, are low in proportion to the unit transportation volume. Through its railway operations, JR East plays an important role in preserving the environment.

TOPICS

Environmental Targets

JR East established its Ecology Promotion Committee in fiscal 1993. It set environmental targets to be achieved by fiscal 2006 that included a 20% reduction of carbon dioxide emissions compared with levels in fiscal 1991.

Recycling

Every year passengers discard approximately 50,000 tons of trash at JR East stations and on trains. Operational waste, such as scrapped rolling stock, amounts to about 500,000 tons annually. JR East reclaims as much waste as possible for reuse as resources and has established recycling centers and channels for this purpose. In fiscal 2003 it recycled 37% of waste generated at stations and on trains, 74% of waste generated at rolling stock workshops and 84% of waste generated through construction projects.

Disclosure

JR East has published its Environmental Report every year since fiscal 1997 to disclose information actively, both within its group and to the general public. In fiscal 2003, it replaced the Environmental Report with the Social and Environmental Report, which focuses on corporate sustainability. Since fiscal 2001, JR East has also released results of environmental accounting.

Barrier-free Access

JR East continues to promote the construction of comfortable railways that can easily be used by not only physically disabled people, but also passengers that are not accustomed to using railways, in line with the trends of an aging society and international society at large. Specific enhancements include the installation of elevators, escalators and information signs, and the provision of multi-purpose toilets. In addition, JR East's *AC Train*, a next-generation commuter train system, has specially designed entry and exit steps to facilitate wheelchair accessibility.



2002
JR

Social and Environmental Report
The full Social and Environmental Report is available for download at http://www.jreast.co.jp/eco/english/index.html

CO_2 EMISSION VOLUMES IN PROPORTION TO THE UNIT TRANSPORTATION VOLUME OF EACH MEANS OF TRANSPORTATION IN JAPAN
(g-CO_2/passenger kilometer)



JR East 14
Railways 17
Buses 54
Private autos 166
Airplanes 116

Note: Prepared by JR East based on the Survey on Transportation-Related Energy Consumption, 2000 edition (results of the year ended March 31,1999)

TREND OF THE NUMBER OF STATIONS WITH ELEVATORS AND ESCALATORS
As of March 31



Units
Number of Stations
1,200
1,000
800
600
400
200
0
300
250
200
150
100
50
0
'97
'98
'99
'00
'01
'02
'03
Escalators
Stations with escalators
Elevators
Stations with elevators

SOCIAL CONTRIBUTION

OVERVIEW

JR East contributes to the enrichment of regional culture through its involvement in a variety of cultural activities. The group's cultural initiatives are mainly conducted through the East Japan Railway Culture Foundation.

On the other hand, as part of our contribution to the international community, JR East is engaged in international exchanges involving railway technology and railway management, such as technical agreements with overseas railway companies and accepting of their employees as trainees through Union Internationale des Chemins de fer (UIC).

In addition, JR East contributes to research and development of railway technology by contributing courses at domestic and overseas universities.

TOPICS

East Japan Railway Culture Foundation

JR East established the East Japan Railway Culture Foundation in March 1992. It has continuously supported JR East's social contribution activities such as promotion of regional culture, railway-related surveys and research and international cultural exchanges.

It built the *Old Shimbashi Station*, a replica of the original Shimbashi station, from which Japan's first train departed in 1872. The building was completed in April 2003. It is used as a public museum with displays detailing railway history and culture.

Union Internationale des Chemins de fer (UIC)

UIC is an international organization dedicated to international cooperation among railway companies at the worldwide level. As an official member of this organization, JR East participates in various activities and meetings under the technical, management and social themes —all aimed at development of the railway of the future .

JR East Chairman Masatake Matsuda is serving as Vice Chairman of the UIC and Chairman of the World Executive Council, which is the decision-making institution of the UIC.



Old Shimbashi Station
(Photo: Transportation News Co., Ltd.)


JR
JR-EAST and UIC Seminar on the Training of Drivers
UIC

JR East Chairman Masatake Matsuda at UIC crew seminar

JR EAST BACKGROUND—FROM COMPANY ESTABLISHMENT TO ACHIEVEMENT OF FULL PRIVATIZATION

JR East was incorporated as a joint stock corporation under the laws of Japan on April 1, 1987 as one of several successors to the railway operations of the Japanese National Railways (JNR). JNR was established as an independent public entity to own and operate the nationwide railway network in 1949 as part of the post-war reorganization of Japan's national passenger and freight railway. Despite Japan's economic growth following JNR's establishment, JNR experienced financial difficulties and an increasing debt burden, which rendered it effectively insolvent. In 1986, legislation was passed to restructure and eventually privatize JNR and which involved transferring its railway operations and certain related assets and liabilities to the JR Companies*.

Other than the Tokaido and Sanyo Shinkansen lines, which involve the operation of railway facilities in the service areas of other JR Passenger Companies**, the JR Passenger Companies assumed the passenger railway operations of JNR in their respective geographic areas. JR Freight assumed JNR's cargo operations nationwide. Because JR Freight doesn't own railway lines other than facilities used exclusively for freight operations, it pays track access charges to the JR Passenger Companies, including JR East. Certain other businesses and related assets and liabilities were transferred to other JNR Successor Entities***, including the Shinkansen Holding Corporation, as discussed below. After such transfer and assumption, the remaining assets and obligations of JNR became assets and liabilities of JNR Settlement Corporation (JNRSC). JNRSC was in turn dissolved in October 1998. Most of JNRSC's liabilities were assumed by the Government or canceled, and its assets (including all shares of JR East then held by JNRSC) and certain liabilities were transferred to the Japan Railway Construction Public Corporation (JRCC). In connection with the dissolution of JNRSC, legislation was passed which required that certain pension-related liabilities of JNRSC be transferred to the JNR Successor Entities, including JR East. (See page 46.)

In addition to the JR Companies, the restructuring of JNR also resulted in the creation of the Shinkansen Holding Corporation to own and lease the facilities comprising JNR's four then-existing Shinkansen lines to JR East, JR Central and JR West. Although JR East initially leased the Tohoku and Joetsu Shinkansen lines from the Shinkansen Holding Corporation, on October 1, 1991, it purchased both lines pursuant to a long-term purchase arrangement. Subsequent to this purchase, the Shinkansen Holding Corporation was dissolved, and payments to be made by JR East in respect of its Shinkansen purchase liabilities are now made to the Government-owned Corporation for Advanced Transport & Technology, the ultimate successor entity to the Shinkansen Holding Corporation.

Prior to December 1, 2001, all JR Companies were subject to the Law Concerning the Passenger Railway Companies and the Japan Freight Railway Company (JR Law), and their business and management were under the supervision of the Minister of Land, Infrastructure and Transport. Beginning December 1, 2001, JR East, JR Central and JR West are, in general, no longer subject to the provisions of the law. (See page 45.)

Initially, all capital stock of each of the JR Companies, including JR East, was owned by JNRSC. In October 1993, JR East's common stock was listed on the Tokyo, Osaka and Nagoya stock exchanges in conjunction with the sale by JNRSC of 2,500,000 shares, or 62.5%, of JR East's total outstanding common stock to the public in

Japan. The proceeds from the sale of such shares were used by JNRSC to repay its long-term indebtedness. Upon the dissolution of JNRSC in October 1998, its assets and liabilities, including 1,500,000 shares of JR East's common stock, were assumed by JRCC. JRCC sold 1,000,000 shares, or 25.0%, of JR East's common stock in August 1999, and all 500,000 remaining shares, or 12.5%, in June 2002, both through the global offering of such shares. JR East finally achieved full privatization to become an entirely private-sector enterprise 15 years after its establishment.

* "JR Companies" means, collectively, JR East, Hokkaido Railway Company (JR Hokkaido), Central Japan Railway Company (JR Central), West Japan Railway Company (JR West), Shikoku Railway Company (JR Shikoku), Kyushu Railway Company (JR Kyushu), and Japan Freight Railway Company (JR Freight).

** "JR Passenger Companies" means JR Companies other than JR Freight.

*** "JNR Successor Entities" means the entities which succeeded to JNR's railway and other operations on April 1, 1987, consisting of the JR Companies, the Shinkansen Holding Corporation, Railway Telecommunication Co., Ltd., Railway Information Systems Co., Ltd. and the Railway Technical Research Institute.

A BRIEF HISTORY OF JR EAST

			Number of JR East shares held by government agency	
April	**1987**	JR East was established upon the division and privatization of JNR.	**4,000,000**	(100.0%)
October	**1993**	The first public sale of shares held by JNRSC.	**1,500,000**	(37.5%)
		Listed on the First Section of the Tokyo Stock Exchange and other exchanges in Japan.		
August	**1999**	The second public sale of shares held by JRCC, a successor of JNRSC.	**500,000**	(12.5%)
November	**2000**	JR East announced Medium-Term Business Plan—*New Frontier 21.*		
December	**2001**	The amendment to the JR Law took effect.		
June	**2002**	The third public sale of shares held by JRCC, and full privatization achieved.	**0**	(0.0%)

EXCLUSION FROM THE ADOPTION OF THE JR LAW

Prior to achievement of full privatization, the amendment law, which generally excluded the three JR Passenger Companies in Honshu, Japan's mainland, (JR East, JR Central and JR West) from the JR Law, took effect in December 2001. Previously, under the JR Law, approval of the Minister of Land, Infrastructure and Transport was required for a number of actions. Among them were issuing new stocks and bonds; taking out loans with a repayment period of more than one year; appointments and dismissals of representative directors and corporate auditors; annual business plans; the transfer of major property; and the appropriation of earnings. JR East is no longer subject to these approvals.

Under the authority of the amended JR Law, the Minister of Land, Infrastructure and Transport has issued guidelines relating to the matters needing consideration for the time being in cases where the three JR Passenger Companies in Honshu including the companies which, if any, will be involved in management of the railway business by splitting, etc., (the three companies and their successors) carry out business in order to secure passengers' convenience, etc., in consideration of the purpose of the JNR restructuring. The amended JR Law also provides that the Minister of Land, Infrastructure and Transport may guide and advise the Three Companies and their successors in cases where business operation that takes these guidelines into account is needed to be secured, and warns and directs them further in case where business operation contrary to the guidelines is carried out without any justifiable reason.

Matters provided in the guidelines are as follows:

• Matters relating to security of tie-up and cooperation between the companies such as appropriate set-up of passenger fares and charges between JR Companies, smooth use of railway facilities and other factors of the railway businesses.

• Matters relating to appropriate maintenance of the routes currently in operation and security of users' convenience at the time of preparation of the stations and other railway facilities considering change in the trend of transport demand and other factors after the implementation of the JNR restructuring.

• Matters relating to consideration given to small- and medium-sized companies in order to avoid inappropriate interference in business activities of such companies or inappropriate violation of their benefits.

JR East has been taking note of the matters provided in its guidelines while carrying out its business operations and intends to continue to do so as a matter of course in the future. Therefore, JR East does not think the existence of these guidelines will hinder its management.

Although JR East is no longer subject generally to the amended JR Law, all bonds issued by JR East prior to December 1, 2001, the effective date of the amendment to the JR Law, are and will continue to be general mortgage bonds as required under the JR Law which are entitled to a statutory preferential right over the claims of unsecured creditors of JR East. Any bonds issued on or after December 1, 2001 are unsecured bonds without general mortgage preferential rights. Since then, JR East has already issued 10-year, 20-year and 30-year unsecured bonds worth a total of ¥216 billion on the Japanese market as of June 2003.

DISPOSITION OF LONG-TERM LIABILITIES OF FORMER JNR

When JNR was restructured in April 1987, responsibility for its long-term liabilities was clearly divided between the national government and the JR Companies. The process leading to this division included debate in the Diet. At the time of the restructuring, JNR's liabilities totaled ¥37.1 trillion, including costs that will be incurred in the future. The JR Companies were allocated ¥14.5 trillion of this amount, and JNRSC assumed responsibility for the remaining ¥22.7 trillion. It was decided at this time that JNRSC would repay as much of this amount as possible using funds generated by the sale of land left by JNR and JR Companies' stocks held by JNRSC. Any remaining liabilities were to be assumed and disposed of by the national government.

However, sales of land by JNRSC were temporarily halted by the October 1987 Guidelines for Urgent Measures to Deal with Land that were determined by the Cabinet. Japan's economy subsequently fell into a recession in the early 1990s, further preventing JNRSC from selling land. Furthermore, a delay in the sale of shares in JR Companies and other factors meant that liabilities could not be decreased; on the contrary, interest payments caused them to increase.

As of April 1987, liabilities held by JNRSC were ¥25.5 trillion, the combination of the above-mentioned ¥22.7 trillion and ¥2.9 trillion. The ¥2.9 trillion was one portion of the Shinkansen usage fees paid by the three JR Passenger Companies in Honshu, and was to be used to repay JNRSC's debt. Due to the above factors, these liabilities had grown to ¥28.3 trillion by the dissolution of JNRSC in October 1998.

In October 1998, the Law for Disposal of Debts and Liabilities of the Japanese National Railways Settlement Corporation was passed and enforced. It included the following provisions concerning the disposal of JNRSC's liabilities:

• JNRSC's interest-bearing liabilities would be assumed by the national government's general account and JNRSC would be absolved of its non-interest bearing liabilities to the government.

• The land, JR Companies' stocks and other assets held by JNRSC would be transferred to JRCC, which would pay for pension and other obligations.

• With regard to the amount to be transferred from the Japan Railways Group Mutual Aid Association to the Welfare Pension, a portion of the liabilities legally assigned to JNRSC would become additional obligations of the JR Companies.

Discussing the possibility of imposing further additional liabilities on the JR Companies, the then Prime Minister stated during the debate in the Diet prior to passage of this law: "Regarding those debts and pension liabilities of JNRSC that have not been designated for assumption by JR Companies, the Government is of the view that such obligations must not be imposed on JR Companies in the future."

CONSTRUCTION AND OPERATION OF ADDITIONAL SHINKANSEN LINES

The basic plan for a network of proposed new Shinkansen lines was decided in 1973 pursuant to the Nationwide Shinkansen Railway Development Law. Currently, work is under way on five segments of three lines. Within JR East's service area, JRCC is now involved in building full-scale Shinkansen lines on the Hokuriku Shinkansen line's Nagano–Joetsu segment and on the Tohoku Shinkansen line's Hachinohe–Shin-Aomori segment.

Services on the Hokuriku Shinkansen line's segment between Takasaki and Nagano (operationally named Nagano Shinkansen) and the Tohoku Shinkansen line's segment between Morioka and Hachinohe already commenced in October 1997 and December 2002, respectively. In both cases, prior agreement was reached between the government and ruling parties on the following principles, and these conditions have been scrupulously observed in actuality.

(1) JR East will pay only usage fees after it has started operations on the new lines. The usage fees will not exceed the corresponding benefits of the applicable line. JR East will incur no financial burden other than these usage fees.

(2) JR East will separate itself from conventional lines running parallel to the new Shinkansen lines.

In December 1996, the national government and ruling parties agreed that all future decisions regarding the order for starting construction on new Shinkansen lines covered by the Nationwide Shinkansen Railway Development Law should be based on the assent of the local governments and relevant JR company in respect of the profitability of each segment of the lines and management separation of the parallel conventional lines, etc., and that the financial burden of each JR company should be limited to usage fees and advance payments that do not exceed the corresponding benefits of the applicable line in each company's service area.

In May 1997, an amendment to the Nationwide Shinkansen Railway Development Law was passed. This amendment clarifies the division of responsibilities for funding new Shinkansen lines between the national and prefectural governments. Under this system, the national government funds two-thirds of construction costs and prefectures fund the remainder. JR East confirmed the basic principles of the new Shinkansen lines covered by the Nationwide Shinkansen Railway Development Law in respect of the segments between Hachinohe and Shin-Aomori of the Tohoku Shinkansen line, and between Nagano and Joetsu of the Hokuriku Shinkansen line within JR East's service area and has agreed to construct them, having concluded that the construction of these lines would not have an adverse impact on the maintenance of a sound financial position. The construction of these two segments commenced in March 1998, and is estimated to be completed 12 years and a little more than 12 years, respectively, from the date of the amended license of construction, dated April 2001.

There are no usage fees on the Tohoku Shinkansen line's Tokyo–Morioka segment and the Joetsu Shinkansen line's Omiya–Niigata segment because JR East purchased these assets in 1991. (See page 44.)

The Yamagata and Akita hybrid Shinkansen lines are not covered by the Nationwide Shinkansen Railway Development Law. JR East has constructed these two lines independently, with the cooperation of the national and local governments in the form of interest-free loans and other support.

DEREGULATION

In December 1996, the Ministry of Transport (predecessor of the Ministry of Land, Infrastructure and Transport) decided on a policy of abolishing most of its restrictions, originally imposed to maintain the supply-demand balance, on the entry of companies in the public transportation sector. After much internal and public debate at the Council for Transport Policy and other organizations, an Amendment Bill to the Railway Business Law was passed in May 1999 and enforced in March 2000.

It includes the following provisions:

• Review of regulations on entry and withdrawal

Previously, railway companies needed a license from the Minister of Transport to operate. The amended law requires only the Minister's permission. Operators wishing to cease providing a service now need to submit notification one year in advance, without having to seek permission as was previously required.

• Revisions of regulations on fares and charges

The amended law clearly states that approval is required for upper limits on ordinary fares and Shinkansen charges, a level below which companies can set and revise fares on their own after submitting prior notification of such action. Further, the amended law requires prior notification for revisions to limited express charges, which previously required approval for revisions, making revisions the same as those for Green Car (first class car) and sleeper car charges.

• Revision of regulations on technology

Procedures for obtaining approval for construction, a process that was extremely complex, have been simplified for railway companies certified by the national government as having a certain level of technical skills.

JR East has adopted the following positions regarding these changes.

Entry and withdrawal: Even though demand and supply restrictions have been lifted, the huge initial investment required by railways and extremely long period needed to recover those investments make it highly unlikely that a new competitor would have any impact on the results of JR East.

Regarding withdrawal, JR East welcomes the establishment of a clear withdrawal method to replace the previously vague standards. However, JR East has no concrete plan at this time to cease service on any particular line, and regards this as a matter for future consideration.

Revisions of fares and charges: Regarding the approval of the Minister of Land, Infrastructure and Transport for upper limits on fares and charges, examinations must be conducted to ensure fares and charges do not exceed the sum of reasonable costs and profits following submission of an application for the approval of a fare and charge increase by a railway company. This calculation method is called the total-cost method.

JR East believes that this method has a number of major drawbacks. Among them are (1) higher costs can be translated into higher fares and charges, so it is difficult for companies to implement effective management practices, and (2) the process of determining applicable expenses entails considerable time and labor expenses; government authorities thus become involved in how railways are managed.

Due to these problems, JR East has urged that the total-cost method be replaced with the price-cap method. Under this method, railway companies would be free to adjust fares by submitting notification within a prescribed range, such as one based on the consumer price index. This method is already being applied to utilities in the United Kingdom, the United States and other countries.

The government will continue to study the price-cap method and other ways to improve the system for determining railway fares. However, a plan does not exist at the present time for the immediate adoption of the price-cap method.

Technology: For the new system for certifying railway companies, JR East obtained certification in December 2000 for the first time as a railway company.

CHANGES IN ACCOUNTING STANDARDS

In Japan, the accounting standards are presently being revised significantly in line with the trend of adoption of the international accounting standards, which enable more accurate understanding and analysis of the operating results and the financial position of the whole corporate group.

Following are the revised matters applicable from the year ended March 31, 2001.

- Presentation of interim consolidated financial statements (applicable from the interim period ended September 30, 2000).
- Adoption of Accounting Standards for Retirement Benefits (recognition of obligations for severance and retirement benefits, etc.)*
- Adoption of Accounting Standards for Financial Instruments (market values of financial instruments, etc.)*

In April 2002, Japan's Business Accounting Council issued draft accounting standards calling for the adoption of asset impairment accounting. Under the proposed accounting standard for long-lived assets, companies would be required to recognize an impairment loss in their income statements if certain indicators of asset impairment exist and the book value of an asset exceeds the undiscounted sum of future cash flows of the asset. The impairment loss would be measured as the excess of the book value over the higher of (1) the fair market value of the asset net of disposition cost and (2) the present value of future cash flows arising from ongoing utilization of the asset and from disposal after asset use. The standards cover land, factories, buildings and other forms of property, plant and equipment. Assets would be grouped at the lowest level for which there are identifiable cash flows that are independent of the cash flows of other groups of assets. Restoration of previously recognized impairment losses would be prohibited. The draft calls for a two-year phase-in period beginning with the year ending March 31, 2004 during which companies may voluntarily adopt the new standards and mandatory adoption of the standards by the year ending March 31, 2006. In the plan of the final set of standards, the Accounting Standards Board of Japan stated in the exposure draft that railway operators should group their assets by line for asset-impairment accounting. Together with other JR companies, we have put forward the counter-argument that railway businesses operate as total networks and that all lines should be treated together as a single asset.

*For further details, see Notes to consolidated financial statements.

CONTENTS

11-YEAR SUMMARY

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES
Years ended March 31

	1993	1994	1995	1996
Operating results				
Operating revenues	2,338,772	2,343,346	2,447,955	2,473,200
Operating expenses	1,875,306	1,902,465	2,034,546	2,059,384
Operating income	463,466	440,881	413,409	413,816
Net income	56,776	56,688	65,545	68,431
Segment information (*1)				
Operating revenues from outside customers				
Transportation	N/A	N/A	N/A	N/A
Station space utilization	N/A	N/A	N/A	N/A
Shopping centers & office buildings	N/A	N/A	N/A	N/A
Other services	N/A	N/A	N/A	N/A
Total	N/A	N/A	N/A	N/A
Segment information (*2)				
Operating revenues from outside customers				
Transportation	1,868,001	1,861,786	1,837,806	1,839,095
Merchandise sales	312,954	319,862	355,958	357,598
Real estate leasing Other services	157,817	161,698	254,191	276,507
Total	2,338,772	2,343,346	2,447,955	2,473,200
Financial Position				
Total assets	7,032,943	7,054,909	7,291,152	7,345,760
Long-term debt (including current portion)	2,295,382	2,232,203	2,255,471	2,247,931
Railway facilities purchase liabilities (including current portion) (*3)	3,021,739	2,969,802	2,912,176	2,851,373
Total long-term debt (sum of two items above)	5,317,121	5,202,005	5,167,647	5,099,304
Total shareholders' equity	550,389	586,714	621,292	669,291
Cash flows (*4)				
Cash flows from operating activities	532,940	474,146	419,935	504,761
Cash flows from investing activities	(331,195)	(314,868)	(351,321)	(342,507)
Cash flows from financing activities	(169,002)	(142,502)	(54,251)	(99,288)
Per share data				
Earnings	14,194	14,172	16,386	17,108
Shareholders' equity	137,597	146,679	155,323	167,323
Cash dividends (*5)	5,000	5,000	5,000	5,000
Ratios				
Net income as a percentage of revenues	2.4%	2.4%	2.7%	2.8%
Return on average equity (ROE)	10.7%	10.0%	10.9%	10.6%
Ratio of operating income to average assets (ROA)	6.6%	6.3%	5.8%	5.7%
Equity ratio	7.8%	8.3%	8.5%	9.1%
Debt-to-equity ratio	1,176.3%	1,100.9%	1,070.3%	994.6%
Other data				
Depreciation	280,889	269,777	288,138	275,589
Capital expenditures (*6)	N/A	N/A	N/A	261,582
Interest expense	335,577	314,903	291,266	279,783
Number of consolidated subsidiaries (As of March 31)	12	12	69	72
Number of employees (*7)	N/A	N/A	91,520	90,405

*1 The segmentation was changed to four new segments beginning with the year ended March 31, 2002.
The information for the year ended March 31,2001 has been reclassified according to the new business segmentation. (See note 17 to consolidated financial statements)
*2 Real estate leasing was separated from other services beginning with the year ended March 31, 1998.
*3 Long-term liabilities incurred for purchase of the Tohoku and Joetsu Shinkansen facilities, the Akita hybrid Shinkansen facilities and the Tokyo Monorail facilities.
*4 Owing to a change in accounting standards, statements of cash flows after the year ended March 31, 2000 use presentation methods different to those of previous years.
*5 The total amount of dividends for the year ended March 31, includes interim dividends for the interim period ended September 30, and the year-end dividends for the year ended March 31, which was decided at the shareholders' annual meeting in June.
*6 These figures exclude expenditures funded by third parties, mainly governments and their agencies, which will benefit from the resulting facilities.
*7 Beginning with the year ended March 31, 2000, number of employees excludes employees assigned to other companies and temporary employees.
*8 Upon the merger of Japan Railways Group Mutual Aid Associations into the Welfare Pension, the Company shared the shortage of the assets to be transferred amounting to ¥77,566 million. This was paid in a lump sum and was accounted for as a long-term prepaid expense included in the other item of other assets on the balance sheets and was charged to income from the year ended March 31, 1998 to the year ended March 31, 2002 on a straight-line basis. (See note 2 to consolidated financial statements)

Millions of Yen (except for Per share data, Ratios, Number of consolidated subsidiaries and Number of employees)

1997	1998	1999	2000	2001	2002	**2003**
2,513,790	2,514,808	2,483,594	2,502,909	2,546,041	2,543,378	**2,565,671**
2,097,388	2,146,109	2,149,122	2,160,952	2,222,290	2,227,038	**2,222,576**
416,402	368,699	334,472	341,957	323,751	316,340	**343,095**
70,661	66,235	21,929	66,963	69,174	47,551	**97,986**
N/A	N/A	N/A	N/A	1,801,370	1,789,599	**1,800,434**
N/A	N/A	N/A	N/A	348,994	368,553	**368,961**
N/A	N/A	N/A	N/A	165,818	165,276	**170,321**
N/A	N/A	N/A	N/A	229,859	219,950	**225,955**
N/A	N/A	N/A	N/A	2,546,041	2,543,378	**2,565,671**
1,855,994	1,836,237	1,808,925	1,799,051	1,805,663	N/A	**N/A**
363,403	365,964	356,260	379,213	386,033	N/A	**N/A**
144,927	154,905	158,515	143,432	152,438	N/A	**N/A**
149,466	157,702	159,894	181,213	201,907	N/A	**N/A**
2,513,790	2,514,808	2,483,594	2,502,909	2,546,041	N/A	**N/A**
7,384,463	7,381,794	7,287,033	7,308,391	7,247,089	7,022,271	**6,853,403**
2,223,163	2,285,063	2,320,246	2,319,664	2,307,483	2,060,838	**1,942,983**
2,812,547	2,713,737	2,610,966	2,499,023	2,392,241	2,318,997	**2,174,581**
5,035,710	4,998,800	4,931,212	4,818,687	4,699,724	4,379,835	**4,117,564**
719,510	765,424	766,880	856,401	923,568	930,746	**981,856**
497,242	410,662	365,296	474,715	455,470	455,045	**433,304**
(419,923)	(379,156)	(282,082)	(292,438)	(266,319)	(105,645)	**(196,422)**
(77,240)	(52,674)	(72,298)	(168,133)	(161,109)	(433,589)	**(310,658)**
17,665	16,559	5,482	16,741	17,294	11,888	**24,453**
179,878	191,356	191,720	214,100	230,892	232,687	**245,463**
5,000	5,000	5,000	5,000	5,000	5,000	**8,000**
2.8%	2.6%	0.9%	2.7%	2.7%	1.9%	**3.8%**
10.2%	8.9%	2.9%	8.3%	7.8%	5.1%	**10.2%**
5.7%	5.0%	4.6%	4.7%	4.4%	4.4%	**4.9%**
9.7%	10.4%	10.5%	11.7%	12.7%	13.3%	**14.3%**
923.4%	861.3%	846.9%	750.4%	681.5%	650.7%	**594.6%**
274,133	283,711	319,687	329,583	329,651	321,995	**322,564**
325,066	268,425	258,080	288,106	296,957	301,781	**307,579**
256,063	243,017	230,887	220,421	205,155	187,601	**173,298**
73	80	81	96	96	101	**101**
89,593	89,008	87,880	82,747	82,285	80,200	**78,760**

*9 Net income decreased significantly in the year ended March 31, 1999, mainly because "cash charges for additional obligation related to transfer to Welfare Pension" was accounted for in other expenses. This additional obligation of ¥70,475 million, including the interest portion, was paid in accordance with the enactment of the Law for Disposal of Debts and Liabilities of the Japanese National Railway Settlement Corporation. (See "Facts about Key Issues—Disposition of Long-Term Liabilities of Former JNR")

*10 Beginning with the year ended March 31,1999, the declining balance method has generally been applied with respect to depreciation for structures related to Shinkansen railway fixtures. The straight-line method had been applied prior to the year ended March 31, 1999.

*11 Accounting Standards for Financial Instruments were adopted beginning with the year ended March 31, 2001. (See note 2 and 7 to consolidated financial statements)

*12 Tax effect accounting was adopted beginning with the year ended March 31, 2000.

*13 Accounting Standards for Retirement Benefits were adopted beginning with the year ended March 31, 2001. (See note 2 and 13 to consolidated financial statements)


Total Long-Term Debt
(Billions of Yen)
5,000
4,000
3,000
2,000
1,000
0
'99 '00 '01 '02 '03
Long-Term Liabilities Incurred for Purchase of Railway Facilities
Long-Term Debt
Total Long-Term Debt


Shareholders' Equity
(Billions of Yen)
1,000
800
600
400
200
0
'99 '00 '01 '02 '03

Overview and Basic Financial Policy

During the year ended March 31, 2003 (fiscal 2003), the Japanese economy staged a temporary rally on the strength of production growth driven by buoyant exports. However, the recovery trend began to weaken toward the end of fiscal 2003. Personal consumption, which had previously remained firm, also weakened in response to continuing negative signs on the employment front, including the highest level of unemployment on record. After bottoming out and shifting to an upward trend, capital expenditure was subsequently affected by increasing uncertainty about future trends, including signs of instability in the international situation. As a result of these and other factors, economic performance remained generally sluggish throughout fiscal 2003.

JR East worked to maximize revenues in this business environment by making optimal use of their management resources, including the Shinkansen and other networks and the stations. These efforts were paralleled by efficiency-related initiatives, including thorough overall expense reviews and asset streamlining measures.

As a result, operating revenues increased 0.9% to ¥2,565.7 billion ($21,381 million), while operating income increased 8.5% to ¥343.1 billion ($2,859 million). JR East took steps to reduce interest-bearing debt, caused in part by the expansion of the Cash Management System introduced in fiscal 2002 to integrate cash management for all group companies. As a result, net income increased 106.1% to ¥98.0 billion ($817 million), though the increase was in part a reaction to the devaluation losses on investment securities recorded in fiscal 2002.

For fiscal 2003, 101 subsidiaries were consolidated in the consolidated statement of income. Two newly established subsidiaries were added in fiscal 2003. Furthermore, two subsidiaries were deconsolidated in fiscal 2003, because of a merger with another subsidiary and liquidation. As a result, the number of subsidiaries included in the consolidated balance sheet as of March 31, 2003 was 101.

For fiscal 2003, there was no change in the number of equity method affiliated companies, and the number of equity method affiliated companies included in the consolidated balance sheet as of March 31, 2003 was two.

The basic financial policy is to maximize free cash flows. Reducing total long-term debt remains the most important issue for the time being, with the recognition that strengthening financial position is still necessary. Capital expenditure has in principle been limited to the level of depreciation, in order to release resources for the reduction of total long-term debt. In fiscal 1997, capital expenditure exceeded depreciation because of the acquisition of ground facilities in preparation for the opening of the Akita hybrid Shinkansen service in March 1997.

Depending on the development situation of non-transportation businesses, it is possible that capital expenditure will not be kept strictly within the limits of depreciation. However, depreciation will not be exceeded by a substantial margin, since the Cash

Note: In this discussion, total long-term debt is the aggregate of long-term debt and long-term liabilities incurred for purchase of railway facilities, including the current portion.

Management System has already centralized all the group companies' finance under the integrated control of the parent company, which is committed to the reduction of debt.

Total long-term debt on the balance sheet at year end was reduced by ¥262.3 billion, resulting in total long-term debt of ¥4,117.6 billion ($34,313 million) on March 31, 2003.


Operating Revenues
(Billions of Yen)
3,000
2,500
2,000
1,500
1,000
500
0
'99 '00 '01 '02 '03
Transportation
Station Space Utilization
Shopping Centers & Office Buildings
Other Services
Operating Revenues

Fiscal 2003 Results

Operating revenues increased 0.9% to ¥2,565.7 billion ($21,381 million) and operating income increased 8.5% to ¥343.1 billion ($2,859 million). JR East took steps to reduce interest payments through the reduction of interest-bearing debt, caused in part by the expansion of the Cash Management System introduced in fiscal 2002 to integrate cash management for all group companies. As a result, net income increased 106.1% to ¥98.0 billion ($817 million), though the increase was in part a reaction to the devaluation losses on investment securities recorded in fiscal 2002.

Transportation

Operating income from transportation increased 9.0% to ¥256.7 billion ($2,140 million). The increase arose primarily from a new consolidation of Tokyo Monorail Co., Ltd. Operating revenues from outside customers increased 0.6% due to an increase in revenues from railway passenger ticket sales. Operating expenses decreased 0.7% due to the reduction of personnel expenses.

Revenues from railway passenger tickets, exclusive of Tokyo Monorail, which constituted 92.5% of revenues from transportation from outside customers in fiscal 2003, reflect sales of ordinary tickets and commuter passes. Revenues from railway passenger tickets decreased 0.2% to ¥1,664.6 billion ($13,871 million) due primarily to a decrease in commuter pass revenues and offset in part by an increase in ordinary ticket revenues on conventional lines.


Operating Income
(Billions of Yen)
400
300
200
100
0
'99 '00 '01 '02 '03

Passenger kilometers recorded for Shinkansen network increased 3.0%. Shinkansen revenues decreased 0.2% to ¥457.4 billion ($3,811 million) despite the increase in passenger kilometers, due primarily to an increased proportion of passenger kilometers attributable to discount travel packages. Revenues from Shinkansen commuter passes decreased 0.4% to ¥21.2 billion ($177 million), and ordinary Shinkansen ticket revenues decreased 0.2% to ¥436.1 billion ($3,634 million).

In fiscal 2003, passenger kilometers for the Tokyo metropolitan area network increased 0.1%. Revenues from the Tokyo metropolitan area network increased 0.4% to ¥844.7 billion ($7,039 million). Revenues from commuter passes decreased 0.6% to ¥344.1 billion ($2,867 million). Ordinary ticket revenues increased 1.0% to ¥500.6 billion ($4,172 million).

Passenger kilometers for intercity and regional networks decreased 1.1 %. Revenues from intercity and regional networks decreased 1.4% to ¥362.5 billion ($3,021 million).

Operating Results and Financial Position Summary

	Millions of Yen (except for per share data)				
	1999	2000	2001	2002	**2003**
For the Year:					
Operating Revenues	¥2,483,594	¥2,502,909	¥2,546,041	¥2,543,378	**¥2,565,671**
Operating Income	334,472	341,957	323,751	316,340	**343,095**
Net Income	21,929	66,963	69,174	47,551	**97,986**
Depreciation	319,687	329,583	329,651	321,995	**322,564**
Cash Flows from Operating Activities	365,296	474,715	455,470	455,045	**433,304**
Earnings Per Share (yen)	5,482	16,741	17,294	11,888	**24,453**
Cash Flows from Operating Activities Per Share (yen)	91,324	118,679	113,868	113,761	**108,347**
At Year-End:					
Total Assets	¥7,287,033	¥7,308,391	¥7,247,089	¥7,022,271	**¥6,853,403**
Long-Term Debt	2,320,246	2,319,664	2,307,483	2,060,838	**1,942,983**
Long-Term Liabilities Incurred for Purchase of Railway Facilities *	2,610,966	2,499,023	2,392,241	2,318,997	**2,174,581**
Total Long-Term Debt **	4,931,212	4,818,687	4,699,724	4,379,835	**4,117,564**
Total Shareholders' Equity	766,880	856,401	923,568	930,746	**981,856**

Notes: 1. There were 81 consolidated subsidiaries as of March 31, 1999, 96 in 2000, 96 in 2001, 101 in 2002 and 101 in 2003.
2. Net income decreased significantly in fiscal 1999, mainly because "cash charges for additional obligation related to transfer to Welfare Pension" was accounted for in other expenses. This additional obligation of ¥70,475 million, including the interest portion, was paid in accordance with the enactment of the Law for Disposal of Debts and Liabilities of the Japanese National Railway Settlement Corporation. (See page 46)
3. Tax effect accounting was adopted beginning with fiscal 2000.
4. Accounting Standards for Retirement Benefits were adopted beginning with fiscal 2001.
5. Capital expenditures funded by JR East were ¥258,080 million in fiscal 1999, ¥288,106 million in fiscal 2000, ¥296,957 million in fiscal 2001 ¥301,781 million in fiscal 2002 and ¥307,579 million ($2,563 million) in fiscal 2003.

* Long-term liabilities incurred for purchase of the Tohoku and Joetsu Shinkansen facilities, the Akita hybrid Shinkansen facilities and the Tokyo Monorail facilities

** The weighted average interest rate on total long-term debt was 4.55% at the end of fiscal 1999, 4.40% at the end of fiscal 2000, 4.18% at the end of fiscal 2001, 4.09% at the end of fiscal 2002 and 4.02% at the end of fiscal 2003.

Commuter pass revenues decreased 0.9% to ¥118.8 billion ($990 million). Revenues from ordinary tickets decreased 1.6% to ¥243.7 billion ($2,031 million).

Passenger kilometers and revenues from the conventional line segments of hybrid Shinkansen services are credited to intercity and regional networks.

Station Space Utilization

Operating income from station space utilization increased 4.9% to ¥28.1 billion ($234 million). Operating revenues from outside customers increased 0.1% due primarily to additional revenues from outlets and restaurants opened through the implementation of the *Cosmos* and *Sunflower Plans.* Additionally, operating expenses decreased 0.3% due to the results of endeavoring to improve efficiency and initiatives to enhance profitability.


Net Income
(Billions of Yen)
100
80
60
40
20
0
'99 '00 '01 '02 '03

Shopping Centers & Office Buildings

Operating income from shopping centers & office buildings increased 13.1% to ¥43.5 billion ($363 million). Operating revenues from outside customers increased 3.1% due mainly to increases in revenues from the newly opened *JR Tokyu Meguro Building*, a large-scale office building, and the *atré Meguro* shopping center in the same building. Upgrades of several shopping centers also contributed to the increase in operating revenues. On the other hand, operating expenses decreased 0.2% due to the development of thorough low-cost operations and other measures.

Other Services

Operating income from other services for fiscal 2003 increased 8.5% to ¥17.5 billion ($145 million). Operating revenues from outside customers increased by 2.7% due in part to the inclusion of operating revenues from The Orangepage, Inc., management rights for which were acquired in fiscal 2002. Operating expenses increased 3.8% due to increases in outside order expenses and personnel expenses.

Other Income (Expenses)

Total interest expenses decreased 7.6% to ¥173.3 billion ($1,444 million). The weighted average interest rate on total long-term debt was 4.02% at the end of fiscal 2003, compared with 4.09% at the end of fiscal 2002. Interest expense on short- and long-term debt, excluding long-term liabilities incurred for purchase of railway facilities, decreased 11.3% to ¥54.3 billion ($453 million) as a result of the ongoing reduction in long-term debt and the refinancing of debt at lower rates, reflecting continued low interest rates in Japan. Interest expense incurred for purchase of railway facilities decreased 5.8% to ¥119.0 billion ($991 million) due to the inherent increase in the proportion of principal within each installment amount, since the payment in respect of the purchase price is made in equal semiannual installments, as well as a further decrease in the proportion of interest within such installments resulting from declining variable interest rates applicable to a substantial portion of long-term liabilities incurred for purchase of railway facilities. (See note 10 to consolidated financial statements.)

Devaluation losses on investment in securities of ¥17.0 billion ($143 million) were incurred as a result of decreases in market value of a number of financial institution stocks owned. In addition, loss on sales of fixed assets of ¥28.9 billion ($241 million) was incurred, related primarily to the sale of real estate used for employee housing. These were offset in part by a gain on sales of fixed assets of ¥42.2 billion ($352 million) mainly related to the sale of land.

Other, net was income of ¥22.9 billion ($190 million) compared with expense of ¥9.5 billion in fiscal 2002. The increase was due mainly to an increase in construction grants received to ¥65.4 billion ($545 million).

Income Before Income Taxes and Net Income

Due to these factors, income before income taxes increased 66.1% to ¥193.4 billion ($1,612 million). Net income increased 106.1% to ¥98.0 billion ($817 million).

Cash Flows from Operating Activities
(Billions of Yen)


500
400
300
200
100
0
'99 '00 '01 '02 '03

Cash Flows

Net cash provided by operating activities decreased by ¥21.7 billion to ¥433.3 billion ($3,611 million), despite an increase in net income before income taxes, due to a decrease in devaluation losses on investment in securities and a reduction in payables.

Net cash used in investment activities increased by ¥90.8 billion to ¥196.4 billion ($1,637 million). Contributing factors include capital expenditures for measures to ensure safe and stable transportation, improvement of transportation capacity and development of shopping centers and hotels. Another factor was a reduction in proceeds from the sale of shares in Japan Telecom (currently Japan Telecom Holdings).

Net cash used in financing activities decreased by ¥122.9 billion to ¥310.7 billion ($2,589 million). Although interim cash dividend payments increased because of a special dividend to commemorate the completion of full privatization, the reduction of total long-term debt was ¥262.5 billion, which was less than fiscal 2002.

As a result, the balance of cash and cash equivalents decreased by ¥73.5 billion to ¥126.5 billion ($1,054 million) after inclusion of an increase of ¥0.2 billion ($2 million) due to the merger with unconsolidated subsidiaries.

The balance of the total long-term debt at the end of fiscal 2003 amounted to ¥4,117.6 billion ($34,313 million).

Capital Expenditures

JR East carefully evaluate the benefits of each proposed capital expenditure to concentrate resources on strategic areas and maximize the benefits of the capital budget. Payments for purchases of fixed assets totaled ¥353.0 billion ($2,941 million) in fiscal 2003. This figure includes expenditures partially funded by third parties, mainly governments and their agencies, which will benefit from the resulting facilities. One example is elevated railway lines built to eliminate grade crossings. Capital expenditures funded by JR East were ¥307.6 billion ($2,563 million). Depreciation was ¥322.6 billion ($2,688 million).

Expenditures for transportation were ¥235.0 billion ($1,958 million), consisting primarily of investments to ensure safety, to enhance customer services and to upgrade transportation services, such as introduction of the Automatic Train Stop-Pattern (ATS-P) devices, improvements at stations and introducing new rolling stock.

Expenditures for station space utilization were ¥9.1 billion ($76 million), consisting of developments of new stores at or near stations, improvements of existing stores and other items.

Expenditures for shopping centers & office buildings were ¥22.3 billion ($186 million), consisting of construction and renewal of shopping centers and other items.

Expenditures for other services were ¥41.1 billion ($343 million), consisting of construction of new hotels, developments and improvements of information systems and other items.

Bond Issues and Ratings

New issues of bonds and borrowings of long-term loans are required annually to refinance a large amount of maturing total long-term debt. JR East issued five straight bonds in the year ended March 31, 2003 as follows:

Issue date	20 Sep. 2002	20 Sep. 2002	16 Oct. 2002	17 Dec. 2002	17 Dec. 2002
Maturity date	20 Sep. 2012	20 Sep. 2022	20 May. 2032	20 Dec. 2012	20 Sep. 2022
Amount	¥30 billion ($250 million)	¥20 billion ($167 million)	¥20 billion ($167 million)	¥30 billion ($250 million)	¥16 billion ($133 million)
Coupon	1.36%	2.02%	2.34%	1.07%	1.71%

These bonds were rated AA+ by R&I, a Japanese rating agency. The terms of JR East's bond issues appropriately reflect the JR East's credit ratings, degree of recognition among investors and many other factors. Accordingly, all issues were well received by the investment community. Bond issues in Japan and overseas will continue to be a vital source of funds for JR East.

JR East's long-term ratings from Standard & Poor's and Moody's are AA- and Aa2, respectively, as of June 2003.

CONSOLIDATED BALANCE SHEETS

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES
March 31, 2002 and 2003

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2002	2003	2003
Assets			
Current Assets:			
Cash and cash equivalents (Note 3)	¥ 200,022	¥ 126,478	$ 1,054
Receivables:			
Accounts receivable–trade	148,353	160,967	1,341
Unconsolidated subsidiaries and affiliated companies	8,344	5,202	43
Other	20,418	20,838	175
Allowance for doubtful accounts (Note 2)	(1,220)	(1,523)	(13)
	175,895	185,484	1,546
Inventories (Notes 2 and 4)	28,815	27,373	228
Real estate for sale (Notes 2 and 5)	18,578	16,710	139
Deferred income taxes (Note 12)	38,213	50,586	422
Other current assets	31,813	32,365	269
Total current assets	493,336	438,996	3,658
Investments:			
Unconsolidated subsidiaries and affiliated companies (Notes 2 and 6)	40,003	38,768	323
Other (Notes 2 and 7)	126,160	81,218	677
	166,163	119,986	1,000
Property, Plant and Equipment (Note 2):			
Buildings	1,785,366	1,816,634	15,139
Fixtures	4,820,087	4,836,471	40,304
Machinery, rolling stock and vehicles	2,129,183	2,149,851	17,915
Land	2,203,233	2,133,209	17,777
Construction in progress	140,962	144,666	1,206
Other	132,382	139,566	1,162
	11,211,213	11,220,397	93,503
Less accumulated depreciation	5,070,961	5,206,330	43,386
Net property, plant and equipment	6,140,252	6,014,067	50,117
Other Assets:			
Long-term deferred income taxes (Note 12)	83,507	140,212	1,168
Consolidation difference (Note 2)	5,218	4,078	34
Other	133,795	136,064	1,135
	222,520	280,354	2,337
	¥7,022,271	¥6,853,403	$57,112

See accompanying notes.

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2002	2003	2003
Liabilities and Shareholders' Equity			
Current Liabilities:			
Short-term bank loans (Note 9)	¥ 10,089	¥ 4,418	$ 37
Current portion of long-term debt (Note 9)	330,747	297,241	2,477
Current portion of long-term liabilities incurred for purchase of railway facilities (Note 10)	131,675	134,948	1,125
Prepaid railway fares received	108,231	114,682	956
Payables:			
Accounts payable–trade	67,755	59,794	498
Unconsolidated subsidiaries and affiliated companies	40,326	40,596	338
Other	369,981	383,513	3,197
	478,062	483,903	4,033
Accrued expenses	108,434	112,750	940
Accrued consumption tax (Note 11)	20,859	15,604	130
Accrued income taxes (Note 12)	64,069	97,029	809
Other current liabilities	44,877	35,322	292
Total current liabilities	1,297,043	1,295,897	10,799
Long-Term Debt (Note 9)	1,730,091	1,645,742	13,715
Long-Term Liabilities Incurred for Purchase of Railway Facilities (Note 10)	2,187,322	2,039,633	16,996
Accrued Severance and Retirement Benefits (Notes 2 and 13)	534,745	578,176	4,818
Deposits Received for Guarantees	229,909	214,817	1,790
Long-Term Deferred Tax Liabilities (Note 12)	8,435	5,198	43
Other Long-Term Liabilities	69,214	59,102	494
Minority Interests	34,766	32,982	275
Contingent Liabilities (Note 14)			
Shareholders' Equity (Notes 15, 16 and 20):			
Common stock:			
Authorized 16,000,000 shares;			
Issued, 2002 and 2003—4,000,000 shares;			
Outstanding, 2002—4,000,000 shares and			
2003—3,999,235 shares	200,000	200,000	1,667
Capital Surplus:			
Additional paid-in capital	96,600	96,600	805
Total capital surplus	96,600	96,600	805
Retained earnings	607,376	679,196	5,660
Net unrealized holding gains on securities	26,770	6,511	54
Treasury stock, at cost, 765 shares in 2003	—	(451)	(4)
Total shareholders' equity	930,746	981,856	8,182
	¥7,022,271	¥6,853,403	$57,112

CONSOLIDATED STATEMENTS OF INCOME

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES
Years ended March 31, 2001, 2002 and 2003

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2001	2002	2003	2003
Operating Revenues (Note 17)	¥2,546,041	¥2,543,378	¥2,565,671	$21,381
Operating Expenses (Note 17):				
Transportation, other services and cost of sales	1,722,744	1,712,324	1,712,629	14,272
Selling, general and administrative expenses	499,546	514,714	509,947	4,250
	2,222,290	2,227,038	2,222,576	18,522
Operating Income (Note 17)	323,751	316,340	343,095	2,859
Other Income (Expenses):				
Interest expense on short- and long-term debt	(71,585)	(61,272)	(54,331)	(453)
Interest expense incurred for purchase of railway facilities	(133,570)	(126,329)	(118,967)	(991)
Devaluation losses on investment in securities	(3,861)	(89,218)	(17,029)	(142)
Loss on sales of fixed assets	(2,693)	(33,365)	(28,869)	(241)
Interest and dividend income	2,596	1,518	1,789	15
Equity in net income of affiliated companies	2,598	2,816	324	3
Gain on sales of investment in securities	1,066	104,330	17,134	143
Gain on sales of fixed assets	5,835	11,087	42,205	352
Devaluation losses on fixed assets	—	—	(14,809)	123
Other, net	98	(9,462)	22,866	190
	(199,516)	(199,895)	(149,687)	(1,247)
Income Before Income Taxes	124,235	116,445	193,408	1,612
Income Taxes (Note 12):				
Current	95,446	108,403	150,114	1,251
Deferred	(42,570)	(41,989)	(57,607)	(480)
Minority Interests in Net Income of Consolidated Subsidiaries	(2,185)	(2,480)	(2,915)	(24)
Net Income	¥ 69,174	¥ 47,551	¥ 97,986	$ 817

	Yen			U.S. Dollars (Note 2)
Earnings per Share (Note 2)	¥ 17,294	¥ 11,888	¥ 24,453	$ 204

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES
Years ended March 31, 2001, 2002 and 2003

	Number of Issued Shares of Common Stock	Millions of Yen				
		Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Holding Gains on Securities	Treasury Stock
Balance at March 31, 2000	4,000,000	¥200,000	¥ 96,600	¥559,801	¥ —	¥ —
Effect of changing from an equity method affiliated company to a subsidiary	—	—	—	941	—	—
Increase due to capital increase of an equity method affiliated company	—	—	—	18,529	—	—
Net income	—	—	—	69,174	—	—
Cash dividends (¥5,000 per share)	—	—	—	(20,000)	—	—
Bonuses to directors and corporate auditors	—	—	—	(536)	—	—
Effect of changing from an equity method affiliated company to a subsidiary	—	—	—	(941)	—	—
Balance at March 31, 2001	4,000,000	200,000	96,600	626,968	—	—
Increase due to addition of consolidated subsidiaries, and other	—	—	—	10	—	—
Increase due to addition of equity method affiliated companies	—	—	—	4,103	—	—
Net income	—	—	—	47,551	—	—
Cash dividends (¥5,000 per share)	—	—	—	(20,000)	—	—
Bonuses to directors and corporate auditors	—	—	—	(176)	—	—
Decrease due to removal of equity method affiliated companies	—	—	—	(51,080)	—	—
Adoption of new accounting standard for financial instruments (Note 2)	—	—	—	—	26,770	—
Balance at March 31, 2002	4,000,000	200,000	96,600	607,376	26,770	—
Increase due to addition of consolidated subsidiaries, and other	—	—	—	10	—	—
Net income	—	—	—	97,986	—	—
Cash dividends (¥6,500 per share)	—	—	—	(26,000)	—	—
Bonuses to directors and corporate auditors	—	—	—	(176)	—	—
Net unrealized holding losses on securities	—	—	—	—	(20,259)	—
Adoption of new accounting standard for treasury stock (Note 15)	—	—	—	—	—	(451)
Balance at March 31, 2003	4,000,000	¥200,000	¥ 96,600	¥679,196	¥ 6,511	¥(451)

	Millions of U.S. Dollars (Note 2)				
	Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Holding Gains on Securities	Treasury Stock
Balance at March 31, 2002	$1,667	$805	$5,061	$223	$ —
Increase due to addition of consolidated subsidiaries, and other	—	—	0	—	—
Net income	—	—	817	—	—
Cash dividends ($54 per share)	—	—	(217)	—	—
Bonuses to directors and corporate auditors	—	—	(1)	—	—
Net unrealized holding losses on securities	—	—	—	(169)	—
Adoption of new accounting standard for treasury stock (Note 15)	—	—	—	—	(4)
Balance at March 31, 2003	$1,667	$805	$5,660	$ 54	$ (4)

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES
Years ended March 31, 2001, 2002 and 2003

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2001	2002	2003	2003
Cash Flows from Operating Activities:				
Income before income taxes	¥124,235	¥116,445	¥193,408	$1,612
Depreciation (Note 17)	329,651	321,995	322,564	2,688
Amortization of long-term prepaid expense	19,566	19,941	4,533	38
Increase (Decrease) in accrued severance and retirement benefits	43,193	48,630	43,427	362
Interest and dividend income	(2,596)	(1,518)	(1,789)	(15)
Interest expense	205,155	187,601	173,298	1,444
Construction grants received	(119,073)	(51,914)	(65,382)	(545)
Devaluation losses on investments in securities	3,861	89,218	17,029	142
Gain on sales of investments in securities	(1,066)	(104,330)	(17,134)	(143)
Loss from disposition and provision for cost reduction of fixed assets	142,424	78,421	86,233	719
Decrease (Increase) in major receivables	(18,456)	(11,990)	(2,888)	(24)
Increase (Decrease) in major payables	18,980	10,427	(15,234)	(127)
Other	17,141	40,867	(16,096)	(135)
Sub-total	763,015	743,793	721,969	6,016
Proceeds from interest and dividends	3,288	1,957	1,924	16
Payments of interest	(207,038)	(189,574)	(173,806)	(1,448)
Payments of income taxes	(103,795)	(101,131)	(116,783)	(973)
Net cash provided by operating activities	455,470	455,045	433,304	3,611
Cash Flows from Investing Activities:				
Payments for purchases of fixed assets	(343,510)	(342,352)	(352,962)	(2,941)
Proceeds from sales of fixed assets	19,271	25,431	81,344	678
Proceeds from construction grants	68,196	61,074	60,843	507
Payments for purchases of investments in securities	(23,041)	(6,677)	(12,408)	(103)
Proceeds from sales of investments in securities	4,513	156,664	19,398	162
Cash increased (decreased) due to purchases of shares of companies newly consolidated, net of cash acquired	1,130	(12,085)	—	—
Other	7,122	12,300	7,363	60
Net cash used in investing activities	(266,319)	(105,645)	(196,422)	(1,637)
Cash Flows from Financing Activities:				
Proceeds from long-term loans	147,945	87,438	123,670	1,031
Payments of long-term loans	(203,327)	(296,888)	(357,743)	(2,981)
Proceeds from issuance of bonds	90,000	60,000	115,983	967
Payment for redemption of bonds	(47,010)	(99,970)	—	—
Payments of liabilities incurred for purchase of railway facilities	(106,781)	(109,970)	(144,416)	(1,203)
Cash dividends paid	(20,000)	(20,000)	(26,000)	(217)
Other	(21,936)	(54,199)	(22,152)	(186)
Net cash used in financing activities	(161,109)	(433,589)	(310,658)	(2,589)
Net Increase (Decrease) in Cash and Cash Equivalents	28,042	(84,189)	(73,776)	(615)
Cash and Cash Equivalents at Beginning of Year	255,775	283,817	200,022	1,667
Increase due to Addition of Consolidated Subsidiaries, and Other	—	394	232	2
Cash and Cash Equivalents at End of Year	¥283,817	¥200,022	¥126,478	$1,054

See accompanying notes.

1. Incorporation of East Japan Railway Company

In accordance with the provisions of the Law for Japanese National Railways Restructuring (the Law), the Japanese National Railways (JNR) was privatized into six passenger railway companies, one freight railway company and several other organizations (JR Group Companies), on April 1, 1987.

East Japan Railway Company (the Company) is one of the six passenger railway companies and serves eastern Honshu (mainland Japan) in Japan. The Company operates 70 railway lines, 1,695 stations and 7,526.8 operating kilometers as of March 31, 2003.

In the wake of the split-up of JNR, assets owned by and liabilities incurred by JNR were transferred to JR Group Companies, Shinkansen Holding Corporation and JNR Settlement Corporation (JNRSC). Most JNR assets located in eastern Honshu, except for the land and certain railway fixtures used by the Tohoku and Joetsu Shinkansen lines, were transferred to the Company. Current liabilities and accrued severance and retirement benefits, incurred in connection with railway and other operations in the allotted area, and certain long-term debt were assumed by the Company.

The transfer values were determined by the Evaluation Council, a governmental task force, in accordance with the provisions of the Law. In general, railway assets such as railway property and equipment were valued at net book value of JNR. Nonrailway assets such as investments and other operating property and equipment were valued at prices determined by the Evaluation Council.

The land and railway fixtures of the Tohoku and Joetsu Shinkansen lines were owned by Shinkansen Holding Corporation until September 30, 1991, and the Company leased such land and railway fixtures at a rent determined by Shinkansen Holding Corporation in accordance with related laws and regulations. On October 1, 1991, the Company purchased such Shinkansen facilities for a total purchase price of ¥3,106,970 million from Shinkansen Holding Corporation. (See note 10.) Subsequent to the purchase, Shinkansen Holding Corporation was dissolved. Railway Development Fund succeeded to all rights and obligations of Shinkansen Holding Corporation. In October 1997, Railway Development Fund and Maritime Credit Corporation merged to form Corporation for Advanced Transport & Technology.

Prior to December 1, 2001, in accordance with the provisions of the Law for Passenger Railway Companies and Japan Freight Railway Company (the JR Law), the Company was required to obtain approval from the Minister of Land, Infrastructure and Transport as to significant management decisions, including new issues of stock or bonds, borrowing of long-term loans, election of representative directors and corporate auditors, sale of major properties, amendment of the Articles of Incorporation and distribution of retained earnings.

The amendment to the JR Law took effect on December 1, 2001 (2001 Law No. 61) and the Company is no longer subject generally to the JR Law, as amended. (See note 9.)

2. Significant Accounting Policies

Basis of presentation of financial statements

The Company and its consolidated subsidiaries maintain their books of account in accordance with the Japanese Commercial Code and accounting principles generally accepted in Japan ("Japanese GAAP"). Certain accounting principles and practices generally accepted in Japan are different from International Accounting Standards and standards in other countries in certain respects as to application and disclosure requirements. Accordingly, the accompanying consolidated financial statements are intended for use by those who are informed about Japanese accounting principles and practices. The Company's and certain consolidated subsidiaries' books are also subject to the Law for Railway Business Enterprise and related regulations for a regulated company.

The accompanying consolidated financial statements are translated into English from the consolidated financial statements prepared for Securities and Exchange Law of Japan purposes. Certain modifications and reclassifications, including the presentation of the Consolidated Statements of Shareholders' Equity, have been made for the convenience of readers outside Japan.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers, using the prevailing exchange rate at March 31, 2003, which was ¥120 to U.S.$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Consolidation

The consolidated financial statements of the Company include the accounts of all significant subsidiaries (together, the "Companies"). The effective-control standard is applied according to Regulations Concerning Terminology, Forms and Method of Presentation of Consolidated Financial Statements in Japan (Regulations for Consolidated Financial Statements). For the year ended March 31, 2003, 101 subsidiaries were consolidated in the consolidated statement of income. Two subsidiaries were established and newly consolidated in the year ended March 31, 2003, and liquidation of one subsidiary was completed. Furthermore, one subsidiary was deconsolidated in the year ended March 31, 2003 because of its merger with another subsidiary. As a result, the number of subsidiaries included in the consolidated balance sheet as of March 31, 2003 was 101.

All significant intercompany transactions and accounts have been eliminated. Cost in excess of net assets of consolidated subsidiaries purchased is analyzed and allocated to appropriate accounts so long as the reason is clear and the remaining unknown portion is accounted for as consolidation difference. Such consolidation differences are amortized over 5 years on a straight-line basis.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are recorded based on the fair value at the time the Company acquired control of the respective subsidiaries.

Equity method

The effective-influence standard is applied according to Regulations for Consolidated Financial Statements. For the year ended March 31, 2003, two affiliated companies were accounted for by the equity method. There were no change of them through the year.

Investments in unconsolidated subsidiaries and other affiliated companies are stated mainly at moving average cost since their equity earnings in the aggregate are not material in relation to the consolidated net income and retained earnings.

Allowance for doubtful accounts

According to the Japanese Accounting Standards for Financial Instruments, the Companies provide the allowance based on the past loan loss experience for a certain reference period in general. Furthermore, for receivables from debtors with financial difficulty which could affect their ability to perform in accordance with their obligations, the allowance is provided for estimated unrecoverable amounts on an individual basis.

Inventories

Inventories are stated at cost as follows:

Merchandise inventories: the retail cost method or first-in, first-out method;
Rails, materials and supplies: the moving average cost method; and
Other: the last purchased cost method

Real estate for sale

Real estate for sale is stated at the identified cost , which is reduced for significant decline in value. Devaluation losses on real estate for sale included in the other, net item of other expenses on the statements of income for the years ended March 31, 2001, 2002 and 2003 were ¥6,850 million, ¥9,043 million and ¥347 million ($3 million), respectively.

Securities

According to the Japanese Accounting Standards for Financial Instruments, which became effective on April 1, 2000, securities are classified and stated as follows:

(1) Trading securities are stated at fair market value. The Companies had no trading securities through the years ended March 31, 2001, 2002 and 2003.
(2) Held-to-maturity debt securities are stated at amortized cost.
(3) Equity securities issued by subsidiaries and affiliated companies which are not consolidated nor accounted for using the equity method are mainly stated at moving average cost.
(4) Available-for-sale securities were mainly stated at moving average cost in the year ended March 31, 2001. According to the Japanese Accounting Standards for Financial Instruments, beginning with the year ended March 31, 2002, available-for-sale securities are stated as follows:
    (a) Available-for-sale securities with market value
        Available-for-sale securities for which market quotations are available are stated at fair market

value as of the balance sheet date. Net unrealized gains or losses on these securities are reported as a separate item in shareholders' equity at an amount net of applicable income taxes and minority interests. The cost of sales of such securities is determined mainly by the moving average method.

As a result, the balances of securities as of March 31, 2002 increased by ¥48,711 million, deferred income taxes decreased by ¥19,819 million, minority interest increased by ¥2,122 million and unrealized holding gains on securities of ¥26,770 million were recorded in shareholders' equity.

(b) Available-for-sale securities without market value

Available-for-sale securities for which market quotations are not available are mainly stated at moving average cost.

If there are significant declines in the market values of held-to-maturity debt securities, equity securities issued by subsidiaries and affiliated companies which are not consolidated nor accounted for using the equity method or available-for-sale securities, the said securities are stated at market values in the balance sheet, and the difference between the market value and the original book value is recognized as a loss in the period. The Company's policy for such write-offs stipulates that if the market value as of the year end has declined by 50% or more of the acquisition cost of the said security, it should be stated at the market value. If the market value has declined by 30% or more but less than 50%, said security should be written off by the amount determined as necessary after taking the possibility of market value recovery into account. Such losses amounted to ¥3,861 million, ¥89,218 million and ¥17,029 million ($142 million) in the years ended March 31, 2001, 2002 and 2003, respectively.

Property, plant and equipment

Property, plant and equipment are stated at cost or the transfer value referred to in Note 1 above. To comply with the regulations, contributions received in connection with construction of certain railway improvements are deducted from the cost of acquired assets.

Depreciation is determined primarily by the declining balance method based on the estimated useful lives of the assets as prescribed by the Japanese Tax Law. Regarding the replacement method for certain fixtures, the initial acquisition costs are depreciated to 50% of the costs under the condition that subsequent replacement costs are charged to income. Certain property, plant and equipment of the consolidated subsidiaries were depreciated using the straight-line method. Buildings (excluding related fixtures) acquired from April 1, 1998 onward are depreciated using the straight-line method according to the Japanese Tax Law.

The range of useful lives is mainly as follows:

Buildings	3 to 50 years
Fixtures	3 to 60 years
Rolling stock and vehicles	3 to 20 years
Machinery	3 to 20 years

Devaluation losses on fixed assets recorded in the consolidated statements of income for the year ended March 31, 2003 mainly consist of losses on land of the Company that has not been used for any operation and is unlikely to be used practically in the future.

Accounting for the payment for transfer to Welfare Pension

At the merger of mutual aid associations of three public corporations including Japan Railways Group Mutual Aid Association (the Association) to the Welfare Pension (national pension) in accordance with the enforcement of revision of the Welfare Pension Law and the related regulations in 1996 (1996 Law No. 82), fund assets of the respective mutual aid associations were transferred to the Welfare Pension. The shortage of the assets to be transferred to the Welfare Pension from the Association was shared by JNRSC and JR Group Companies on the basis that JNRSC would be liable for the period during which each member of the Association was employed by JNR, and the JR Group Companies for the period during which the member of the Association was in their employment.

The portion shared by the Company amounting to ¥77,566 million was paid in a lump sum. This was accounted for as a long-term prepaid expense included in the other item of other assets on the balance sheet and was charged to income from the year ended March 31, 1998 to the year ended March 31, 2002 on a straight-line basis. As a result, amortization was completed in the year ended March 31, 2002.

Accounting for retirement benefits

Almost all employees of the Companies are generally entitled to receive lump sum severance and retirement benefits (some subsidiaries have adopted a pension plan of their own). The amounts of the severance and retirement benefits are determined by the length of service and basic salary at the time of severance or retirement of the employees. Previously, most of the Companies accrued a liability for such obligation equal to 40% of the amount required if all eligible employees had voluntarily terminated their employment at the balance sheet date.

The Japanese Accounting Standards for Retirement Benefits became effective beginning with the year ended March 31, 2001. The Companies accrue liabilities for post-employment benefits at the balance sheet date in an amount calculated based on the actuarial present value of all post-employment benefits attributed to employee services rendered prior to the balance sheet date and the fair value of plan assets at that date.

The excess of the projected benefit obligations over the total of the fair value of plan assets as of April 1, 2000 and the liabilities for severance and retirement benefits recorded as of April 1, 2000 (the "net transition obligation") was ¥500,401 million. The unrecognized net transition obligation amounting to ¥497,914 million is being charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. And the rest of the net transition obligation, amounting to ¥2,487 million, was recognized as an expense and was included in other, net item of other expenses on the statement of income for the year ended March 31, 2001. The balance of unrecognized net transition obligation as of March 31, 2003 is ¥348,464 million ($2,904 million).

The unrecognized prior service costs are amortized by the straight-line method and charged to income over the number of years (10 years) which does not exceed the average remaining service years of employees at the time when the prior service costs incurred.

Actuarial gains and losses are recognized in expenses using the straight-line basis over constant years (mainly 10 years) within the average of the estimated remaining service lives commencing with the following year.

As a result of these changes, expenses for the year ended March 31, 2001 increased by ¥50,812 million compared with what would have been expensed under the previous accounting methods, reducing operating income by ¥48,325 million and income before income taxes by ¥50,812 million.

Accounting for certain lease transactions

Finance leases which do not transfer titles to lessees are accounted for in the same manner as operating leases under Japanese GAAP.

Accounting for research and development costs

According to the Accounting Standards for Research and Development Costs, etc., in Japan, research and development costs are recognized as they incur. Research and development costs included in operating expenses for the years ended March 31, 2001, 2002 and 2003 were ¥13,507 million, ¥13,548 million and ¥15,310 million ($128 million), respectively.

Income taxes

Income taxes comprise corporation, enterprise and inhabitants taxes. Deferred income taxes are recognized for temporary differences between the financial statement basis and the tax basis of assets and liabilities.

Earnings per share

Effective April 1, 2002, the Companies adopted the new accounting standard for earnings per share (Accounting Standards Board Statement No. 2). The effect on earnings per share of the adoption of the new accounting standard was immaterial.

Earnings per share shown in the consolidated statements of income for the year ended March 31, 2003 is computed by dividing income available to common shareholders by the weighted average number of common stock outstanding during the year according to the new accounting standards. Diluted earnings per share is not shown, since there are no outstanding securities with dilutive effect on earnings per share such as convertible bonds. If computed under this accounting standard and the related application guideline, earnings per share for the year ended March 31, 2002 would have amounted to ¥11,846.

Derivative transactions

All derivative transactions of the Companies are used for hedging purposes and are accounted for in the following manner:

(1) Regarding forward exchange contracts and foreign currency swap contracts, the hedged foreign currency receivable and payable are recorded using the Japanese yen amount of the contracted forward rate or swap rate, and no gains or losses on the forward exchange contracts or foreign currency swap contracts are recorded.

(2) Regarding interest rate swap contracts, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

3. Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities not exceeding three months at the time of purchase.

4. Inventories

Inventories consist of rails, materials, supplies, merchandise and others.

5. Real Estate for Sale

Real estate for sale represents the cost, as adjusted for significant decline in value, of land acquired and related land improvements in connection with residential home site developments in eastern Honshu.

6. Investments in and Advances to Unconsolidated Subsidiaries and Affiliated Companies

Investments in and advances to unconsolidated subsidiaries and affiliated companies at March 31, 2002 and 2003, consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2002	2003	2003
Unconsolidated subsidiaries:			
Investments	¥ 6,078	¥ 5,927	$ 49
Advances	2,735	2,524	21
	8,813	8,451	70
Affiliated companies:			
Investments (including equity in earnings and capital increase of affiliated companies)	29,707	28,938	241
Advances	1,483	1,379	12
	31,190	30,317	253
	¥ 40,003	¥ 38,768	$ 323

7. Securities

For held-to-maturity debt securities with market value, amount on balance sheets and market value at March 31, 2002 and 2003 were as follows:

	Millions of Yen						Millions of U.S. Dollars		
	2002			2003			2003		
	Amount on Balance Sheets	Market Value	Difference	Amount on Balance Sheets	Market Value	Difference	Amount on Balance Sheets	Market Value	Difference
Of which market value exceeds the amount on balance sheet:									
Government, Municipal bonds, etc.	¥219	¥220	¥ 1	¥185	¥186	¥ 1	$ 2	$ 2	$ 0
Of which market value does not exceed the amount on balance sheet:									
Government, Municipal bonds, etc.	—	—	—	150	150	(0)	1	1	(0)
Total	¥219	¥220	¥ 1	¥335	¥336	¥ 1	$ 3	$ 3	$ 0

For available-for-sale securities with market value, acquisition cost and amount on balance sheets at March 31, 2002 and 2003 were as follows:

	Millions of Yen						Millions of U.S. Dollars		
	2002			2003			2003		
	Acquisition Cost	Amount on Balance Sheets	Difference	Acquisition Cost	Amount on Balance Sheets	Difference	Acquisition Cost	Amount on Balance Sheets	Difference
Of which amount on balance sheet exceeds the acquisition cost:									
Equity shares	¥10,185	¥59,927	¥49,742	¥7,568	¥30,484	¥22,916	$ 63	$254	$191
Debt securities	2,262	2,329	67	1,980	2,039	59	17	17	0
Of which amount on balance sheet does not exceed the acquisition cost:									
Equity shares	57,970	55,526	(2,444)	42,459	31,268	(11,191)	354	261	(93)
Debt securities	151	140	(11)	31	29	(2)	0	0	(0)
Other	35	35	—	34	29	(5)	0	0	(0)
Total	¥70,603	¥117,957	¥47,354	¥52,072	¥63,849	¥11,777	$434	$532	$ 98

Available-for-sale securities sold during the years ended March 31, 2002 and 2003 amounted to ¥31,230 million and ¥18,640 million ($155 million), respectively. Within other income (expenses) on the statement of income for the years ended March 31, 2002 and 2003, gains on sales of available-for-sale securities amounted to ¥28,161 million and ¥17,099 million ($142 million), respectively, and were included in the gain on sales of investment in securities, and losses on sales of available-for-sale securities amounted to ¥128 million and ¥249 million ($2 million), respectively, and were included in other, net.

The major components of available-for-sale securities without market value at March 31, 2002 and 2003 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2002	2003	2003
Available-for-sale securities without market value:			
Unlisted equity securities	¥ 6,573	¥ 14,532	$ 121
Beneficiary certificate of bond investment trust	28	—	—
Preferred equity securities	—	1,000	8

Annual maturities of available-for-sale securities with maturities and held-to-maturity debt securities as of March 31, 2003 were as follows:

	Millions of Yen			Millions of U.S. Dollars		
	2003			2003		
	1 Year or Less	5 Years or Less But More than 1 Year	10 Years or Less But More than 5 Years	1 Year or Less	5 Years or Less But More than 1 Year	10 Years or Less But More than 5 Years
Debt securities	¥257	¥2,008	¥ 60	$ 2	$ 17	$ 1
Other	28	2	—	0	0	—
Total	¥285	¥2,010	¥ 60	$ 2	$ 17	$ 1

8. Pledged Assets

At March 31, 2002 and 2003, buildings and fixtures with net book value of ¥54,907 million and ¥41,679 million ($347 million) and other assets with net book value of ¥3,112 million and ¥2,880 million ($24 million), respectively, were pledged as collateral for long-term debt and other liabilities totaling ¥14,844 million and ¥8,628 million ($72 million), at the respective dates.

In addition, buildings and fixtures with net book value of ¥51,344 million ($428 million) and other assets with net book value of ¥8,711 million ($73 million) were pledged as collateral for long-term liabilities incurred for purchase of the Tokyo Monorail facilities amounting to ¥22,335 million ($186 million) at March 31, 2003. (See note 10.)

9. Short-Term Bank Loans and Long-Term Debt

Short-term bank loans are represented by notes maturing generally within one year. The annual interest rates applicable to such loans outstanding at March 31, 2002 and 2003, principally ranged from 0.39% to 1.38% and 0.43% to 1.88%, respectively.

Long-term debt at March 31, 2002 and 2003, is summarized as follows:

	Millions of Yen		Millions of U.S. Dollars
	2002	2003	2003
General Mortgage Bonds issued in 1995 to 2001 with interest rates ranging from 1.70% to 4.90% due 2009 to 2021	¥ 629,900	¥ 629,900	$ 5,249
Unsecured Bonds issued in 2002 with interest rates ranging from 1.07% to 2.36% due 2012 to 2032	60,000	176,000	1,467
Secured Loans due 2003 to 2016 principally from banks and insurance companies with interest rates mainly ranging from 1.39% to 5.80%	12,863	8,139	68
Unsecured Loans due 2003 to 2021 principally from banks and insurance companies with interest rates mainly ranging from 1.04% to 4.50%	1,270,115	1,040,984	8,675
7.25% Euro U.S. dollar bonds due 2006	87,960	87,960	733
	2,060,838	1,942,983	16,192
Less current portion	330,747	297,241	2,477
	¥1,730,091	¥1,645,742	$13,715

Issue and maturity years above are expressed in calendar years (ending December 31 in the same year).

Although the Company is no longer subject generally to the JR Law, as amended, all bonds issued by the Company prior to December 1, 2001, the effective date of the amendment to the JR Law, are and will continue to be general mortgage bonds as required under the JR Law which are entitled to a statutory preferential right over the claims of unsecured creditors of the Company. Any bonds issued on or after December 1, 2001 are unsecured bonds without general mortgage preferential rights.

The 7.25% Euro U.S. dollar bonds in the amount of $800 million were issued in October 1996. These bonds have been hedged by a foreign currency swap contract with a bank.

The annual maturities of long-term debt at March 31, 2003, were as follows:

Year ending March 31,	Millions of Yen	Millions of U.S. Dollars
2004	¥ 297,241	$ 2,477
2005	124,569	1,038
2006	158,609	1,322
2007	203,559	1,696
2008	154,397	1,287
2009 and thereafter	1,004,608	8,372

10. Long-Term Liabilities Incurred for Purchase of Railway Facilities

In October 1991, the Company purchased the Tohoku and Joetsu Shinkansen facilities from Shinkansen Holding Corporation for a total purchase price of ¥3,106,970 million payable in equal semiannual installments consisting of principal and interest payments in three tranches: ¥2,101,898 million and ¥638,506 million in principal amounts payable through March 2017; and ¥366,566 million payable through September 2051. In March 1997, the liability of ¥27,946 million payable in equal semiannual installments through March 2022 to Japan Railway Construction Public Corporation was incurred with respect to the acquisition of the Akita hybrid Shinkansen facilities. In February 2002, the Company acquired a majority interest in Tokyo Monorail Co., Ltd. As a result, the accompanying consolidated balance sheet as of March 31, 2002 includes liabilities of Tokyo Monorail Co., Ltd. amounting to ¥36,726 million payable to Japan Railway Construction Public Corporation in equal semiannual installments through September 2022.

The long-term liabilities incurred for purchase of railway facilities outstanding at March 31, 2002 and 2003, were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2002	2003	2003
The long-term liability incurred for purchase of the Tohoku and Joetsu Shinkansen facilities:			
Payable semiannually including interest at a rate currently approximating 4.68% through 2017	¥1,413,360	¥1,305,700	$10,881
Payable semiannually including interest at 6.35% through 2017	487,526	467,289	3,894
Payable semiannually including interest at 6.55% through 2051	358,989	357,963	2,983
	2,259,875	2,130,952	17,758
The long-term liability incurred for purchase of the Akita hybrid Shinkansen facilities:			
Payable semiannually at an average rate currently approximating 0.16% through 2022	22,396	21,294	177
The long-term liability incurred for purchase of the Tokyo Monorail facilities:			
Payable semiannually at an average rate currently approximating 4.53% through 2022	36,726	22,335	186
	2,318,997	2,174,581	18,121
Less current portion:			
The Tohoku and Joetsu Shinkansen purchase liability	129,130	132,828	1,107
The Akita hybrid Shinkansen purchase liability	1,084	1,086	9
The Tokyo Monorail purchase liability	1,461	1,034	9
	131,675	134,948	1,125
	¥2,187,322	¥2,039,633	$16,996

Maturity years above are expressed in calendar years (ending December 31 in the same year).

The annual payments of long-term liabilities incurred for purchase of railway facilities at March 31, 2003, were as follows:

Year ending March 31,	Millions of Yen	Millions of U.S. Dollars
2004	¥ 134,948	$ 1,125
2005	144,015	1,200
2006	147,146	1,226
2007	140,604	1,172
2008	99,320	828
2009 and thereafter	1,508,548	12,570

11. Consumption Tax

The Japanese consumption tax is an indirect tax levied at the rate of 5%. Accrued consumption tax represents the difference between consumption tax collected from customers and consumption tax paid on purchases.

12. Income Taxes

The major components of deferred income taxes and deferred tax liabilities at March 31, 2002 and 2003, were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2002	2003	2003
Deferred income taxes:			
Accrued severance and retirement benefits	¥112,335	¥ 159,941	$1,333
Reserves for bonuses	21,678	28,628	239
Accrued enterprise tax	5,668	8,645	72
Devaluation losses on fixed assets	—	6,020	50
Excess depreciation and amortization of fixed assets	6,384	5,555	46
Net unrealized holding losses on securities	—	4,538	38
Loss carry forwards for tax purposes	4,133	3,019	25
Other	20,987	22,155	185
	171,185	238,501	1,988
Less valuation allowance	(4,648)	(9,731)	(82)
Less amounts offset against deferred tax liabilities	(44,817)	(37,972)	(316)
Net deferred income taxes	¥121,720	¥190,798	$1,590
Deferred tax liabilities:			
Tax deferment for gain on transfers of certain fixed assets	¥ 22,028	¥ 23,843	$ 199
Net unrealized holding gains on securities	20,843	9,342	78
Valuation for assets and liabilities of consolidated subsidiaries	5,395	4,625	39
Other	4,998	5,382	44
	53,264	43,192	360
Less amounts offset against deferred income taxes	(44,817)	(37,972)	(316)
Net deferred tax liabilities	¥ 8,447	¥ 5,220	$ 44

Income taxes consist of corporation, enterprise and inhabitants taxes. The aggregate standard effective rate of taxes on consolidated income before income taxes was approximately 41.8% for the years ended March 31, 2001, 2002 and 2003. After applying tax effect accounting, the actual effective income tax rate was approximately 42.6%, 57.0% and 47.8% for the years ended March 31, 2001, 2002 and 2003, respectively.

For the years ended March 31, 2002 and 2003, the actual effective income tax rate differed from the aggregate standard effective tax rate for the following reasons:

	2002	2003
The aggregate standard effective tax rate	41.8%	41.8%
Adjustments:		
Non-deductible expenses for tax purposes	1.1	0.6
Non-taxable incomes	(0.9)	(0.5)
Per capita inhabitant tax	0.9	0.5
Equity on net income of affiliated companies	(1.0)	—
Difference due to tax rate change	—	1.9
Devaluation losses on fixed assets	—	3.1
Adjustment of gain on sale of investment in equity method affiliated company	15.1	—
Other, net	0.0	0.4
The actual effective rate after applying tax effect accounting	57.0%	47.8%

Effective for the years commencing on April 1, 2004 or later, according to the revised local tax law, income tax rates for enterprise taxes will be reduced as a result of introducing the assessment by estimation on the basis of the size of business. Based on the change of income tax rates, for calculation of deferred income taxes, and deferred tax liabilities, the Companies used the revised aggregate standard effective tax rates for the year ended March 31, 2003.

As the result of the change in the aggregate standard effective tax rates, deferred income taxes decreased by ¥3,447 million ($29 million) and provision for deferred income taxes increased by ¥3,590 million ($30 million) and net income decreased by ¥3,613 million ($30 million) compared with what would have been recorded under the previous local tax law. The impact on items relating to investment securities is immaterial.

13. Accrued Severance and Retirement Benefits and Severance and Retirement Benefit Expenses

As mentioned in Note 2 above, beginning with the year ended March 31, 2001, the Companies adopted the Accounting Standards for Retirement Benefits, under which the liabilities and expenses for severance and retirement benefits are determined based on the amounts obtained by actuarial calculations.

The liabilities for severance and retirement benefits included in the liability section of the consolidated balance sheets as of March 31, 2002 and 2003 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2002	2003	2003
Projected benefit obligation	¥(953,538)	¥(932,919)	$(7,774)
Plan assets	8,621	8,196	68
Unfunded projected benefit obligation	(944,917)	(924,723)	(7,706)
Unrecognized net transition obligation	398,318	348,464	2,904
Unrecognized actuarial differences	1,411	(11,734)	(98)
Unrecognized prior service costs	10,771	9,911	83
Book value (net)	(534,417)	(578,082)	(4,817)
Prepaid pension expense	(328)	(94)	(1)
Accrued severance and retirement benefits	¥(534,745)	¥(578,176)	$(4,818)

Severance and retirement benefit expenses included in the consolidated statements of income for the years ended March 31, 2001, 2002 and 2003 consisted of the following:

	Millions of Yen			Millions of U.S. Dollars
	2001	2002	2003	2003
Service costs	¥ 37,300	¥ 37,696	¥ 36,569	$ 305
Interest costs	27,999	28,099	28,076	234
Expected return on plan assets	(119)	(141)	(190)	(2)
Amortization of net transition obligation	52,278	49,823	49,854	416
Amortization of actuarial differences	—	(66)	344	3
Amortization of prior service costs	—	1,197	1,234	10
Severance and retirement benefit expenses	¥117,458	¥116,608	¥115,887	$ 966

The estimated amount of all retirement benefits to be paid at the future retirement date is allocated equally to each service year using the estimated number of total service years. The discount rates used by the Companies are mainly 3.0%. The rates of expected return on pension assets used by the Companies are mainly 3.0%.

14. Contingent Liabilities

The Company is contingently liable for (1) the in-substance defeasance of general mortgage bonds issued by the Company, which were assigned to certain banks under debt assumption agreements, and (2) the original debt in connection with the sale of the 6.625% Euro U.S. dollar bonds for which the Company entered into a long-term cross currency swap agreement with a bank. The outstanding amounts contingently liable under such debt assumption agreements and cross currency swap agreement at March 31, 2003 were ¥99,970 million ($833 million) and $600 million, respectively.

15. Treasury Stock

Effective on April 1, 2002, the Companies adopted the new accounting standards for treasury stock and reversal of statutory reserves (Accounting Standards Board Statement No. 1). As a result, the shares issued by the Company and held by the equity-method affiliated companies are reported as a treasury stock, a deduction item of shareholders' equity on the consolidated balance sheets for the year ended March 31, 2003.

In fiscal 2003, 765 shares, valued at ¥451 million ($4 million), are recorded as treasury stock in the consolidated balance sheets.

16. Shareholders' Equity

Effective on October 1, 2001, the Commercial Code provides that an amount equal to at least 10% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal earnings reserve until the total amount of legal earnings reserve and additional paid-in capital equals 25% of common stock. The legal earnings reserve or additional paid-in capital may be used to reduce a deficit by a resolution of the shareholders' meeting, may be capitalized by a resolution of the Board of Directors. On condition that the total amount of legal earnings reserve and additional paid-in capital remains being equal to or exceeding 25% of common stock, they are available for distribution by the resolution of shareholders' meeting. The legal earnings reserve is included in retained earnings in the accompanying consolidated balance sheets.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company and in accordance with the Commercial Code of Japan.

17. Segment Information

The Companies' primary business activities include (1) Transportation, (2) Station space utilization, (3) Shopping centers & office buildings and (4) Other services.

Change in business segmentation

The Company previously classified businesses of the Companies into four business segments, i.e., Transportation, Merchandise sales, Real estate leasing and Other services, in order to disclose its actual operational diversification concretely and appropriately in accordance with the Japanese standard industrial classification. However, from the year ended March 31, 2002, the segmentation was changed to four new segments, i.e., Transportation, Station space utilization, Shopping centers & office buildings and Other services.

This change was made in order to reflect more appropriately the changes in positioning and actual situation of the Companies' businesses as a whole, following a review of the operational management units based on the medium-term business plan which aimed mainly at effective use of management resources of the Companies.

A summary of operating revenues and costs and expenses is shown in the following tables. The information for the year ended March 31, 2001 has been reclassified according to the new business segmentation.

	Millions of Yen					
	Transportation	Station space utilization	Shopping centers & office buildings	Other services	Elimination and/or corporate	Consolidated
2001:						
Operating revenues						
Outside customers	¥1,801,370	¥348,994	¥165,818	¥229,859	¥ —	¥2,546,041
Inside group	50,257	10,337	7,349	251,424	(319,367)	—
	1,851,627	359,331	173,167	481,283	(319,367)	2,546,041
Costs and expenses	1,606,996	332,227	138,548	463,191	(318,672)	2,222,290
Operating income	¥ 244,631	¥ 27,104	¥ 34,619	¥ 18,092	¥ (695)	¥ 323,751
Identifiable assets	¥5,651,318	¥130,516	¥738,737	¥461,045	¥ 265,473	¥7,247,089
Depreciation	262,621	6,717	27,853	32,460	—	329,651
Capital investments	262,794	9,054	25,929	46,961	—	344,738

	Millions of Yen					
	Transportation	Station space utilization	Shopping centers & office buildings	Other services	Elimination and/or corporate	Consolidated
2002:						
Operating revenues						
Outside customers	¥1,789,599	¥368,553	¥165,276	¥219,950	¥ —	¥2,543,378
Inside group	51,417	10,161	7,709	278,942	(348,229)	—
	1,841,016	378,714	172,985	498,892	(348,229)	2,543,378
Costs and expenses	1,605,431	351,904	134,491	482,808	(347,596)	2,227,038
Operating income	¥ 235,585	¥ 26,810	¥ 38,494	¥ 16,084	¥ (633)	¥ 316,340
Identifiable assets	¥5,713,944	¥142,815	¥750,135	¥547,150	¥(131,773)	¥7,022,271
Depreciation	256,116	7,043	25,193	33,643	—	321,995
Capital investments	267,178	11,890	24,176	49,641	—	352,885
2003:						
Operating revenues						
Outside customers	¥1,800,434	¥368,961	¥170,321	¥225,955	¥ —	¥2,565,671
Inside group	51,183	10,148	7,463	292,867	(361,661)	—
	1,851,617	379,109	177,784	518,822	(361,661)	2,565,671
Costs and expenses	1,594,874	350,974	134,265	501,364	(358,901)	2,222,576
Operating income	¥ 256,743	¥ 28,135	¥ 43,519	¥ 17,458	¥ (2,760)	¥ 343,095
Identifiable assets	¥5,668,361	¥148,092	¥733,801	¥566,974	¥(263,825)	¥6,853,403
Depreciation	253,959	8,100	25,807	34,698	—	322,564
Capital investments	296,052	9,111	22,348	41,149	—	368,660

	Millions of U.S. Dollars					
	Transportation	Station Space utilization	Shopping centers & office buildings	Other services	Elimination and/or corporate	Consolidated
2003:						
Operating revenues						
Outside customers	$15,004	$3,075	$1,419	$1,883	$ —	$21,381
Inside group	426	84	63	2,441	(3,014)	—
	15,430	3,159	1,482	4,324	(3,014)	21,381
Costs and expenses	13,290	2,925	1,119	4,179	(2,991)	18,522
Operating income	$ 2,140	$ 234	$ 363	$ 145	$ (23)	$ 2,859
Identifiable assets	$47,236	$1,234	$6,115	$4,725	$(2,198)	$57,112
Depreciation	2,116	68	215	289	—	2,688
Capital investments	2,467	76	186	343	—	3,072

The main activities of each business segment are as follows:

Transportation : Passenger transportation mainly by passenger railway;

Station space utilization : Retail sales, food and convenience stores, etc., which utilize space at the stations;

Shopping centers & office buildings : Operation of shopping centers other than Station space utilization business, and leasing of office buildings, etc.; and

Other services : Advertising and publicity, hotel operations, wholesales, truck delivery, cleaning, information processing, housing development and sales, credit card business and other services.

Capital investments include a portion contributed mainly by national and local governments. Identifiable assets in the corporate column mainly comprise current and non-current securities held by the Company.

Geographic segment information is not shown since the Company has no overseas consolidated subsidiaries. Information for overseas sales is not shown due to there being no overseas sales.

18. Information Regarding Certain Leases

Finance leases other than those which transfer ownership to lessees are accounted for in the same manner as operating leases. Under such finance leases, lease payments, which were charged to income for the years ended March 31, 2002 and 2003, amounted to ¥14,499 million and ¥16,554 million ($138 million), respectively. Lease income which was credited to income for the years ended March 31, 2002 and 2003 was ¥2,024 million and ¥3,644 million ($30 million), respectively.

Future lease payments inclusive of interest were ¥47,565 million ($396 million), including due in one year of ¥14,877 million ($124 million), and future lease receipts inclusive of interest were ¥13,934 million ($116 million), including due in one year of ¥4,338 million ($36 million) at March 31, 2003.

Future lease payments for operating leases amount to ¥2,051 million ($17 million), including those due within one year of ¥827 million ($7 million) at March 31, 2003.

19. Information for Derivative Transactions

The Companies deal with forward exchange, foreign currency swap and interest rate swap transactions to hedge the risks resulting from future changes in foreign exchange rates and interest rates (market risk) with regard to bonds, loans and other obligations.

The Companies believe there is extremely low risk of default by derivative transaction counterparties as all such transactions are with financial institutions having sound reputations.

Contracts for derivative transactions are executed only after prudent consideration by the finance section of each of the Companies and upon resolution of its Board of Directors or other appropriate internal approval process.

20. Subsequent Event

At the June 2003 annual meeting, the shareholders of the Company approved (1) the payment of a year-end cash divided of ¥4,000 ($33) per share, aggregating ¥16,000 million ($133 million), including a special dividend of ¥1,500 ($13) per share, aggregating ¥6,000 million ($50 million), to commemorate the completion of the full privatization, and (2) the payment of bonuses to directors and corporate auditors of ¥191 million ($2 million).

On April 21, 2003, the Company issued a 0.79% coupon unsecured bond due March 19, 2013, with an aggregate nominal principal amount of ¥30,000 million ($250 million), and a 1.19% coupon unsecured bond due December 20, 2022, with an aggregate nominal principal amount of ¥10,000 million ($83 million).

Asahi & Co

Independent Auditors' Report

To the Board of Directors of East Japan Railway Company:

We have audited the accompanying consolidated balance sheets of East Japan Railway Company and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2003, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of East Japan Railway Company and subsidiaries as of March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in Japan as described in Note 2 to the consolidated financial statements.

Without qualifying our opinion, we draw attention to the following.
(1) As discussed in Note 2 to the consolidated financial statements, effective April 1, 2000, East Japan Railway Company and subsidiaries prospectively adopted the new Japanese accounting standards for financial instruments and employees' retirement benefits.
(2) As discussed in Note 2 to the consolidated financial statements, effective April 1, 2001, East Japan Railway Company and subsidiaries prospectively adopted the new Japanese accounting standards for market valuation for available-for-sale securities.
(3) As discussed in Note 17 to the consolidated financial statements, effective April 1, 2001, East Japan Railway Company and subsidiaries changed their business segmentation.

The consolidated financial statements as of and for the year ended March 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into United States dollars on the basis set forth in Note 2 to the consolidated financial statements.

Asahi & Co.

Tokyo, Japan
June 25, 2003

CONSOLIDATED SUBSIDIARIES AND EQUITY METHOD AFFILIATED COMPANIES

(As of March 31, 2003)

Consolidated Subsidiaries

Company Name	Capitalization (Millions of Yen)	Voting Right Percentage (Note 1)	Main Business Activities
1. Tokyo Monorail Co., Ltd.	¥3,000	70.0%	Railway passenger transport services
2. JR Bus Kanto Co., Ltd.	4,000	100.0	Bus services
3. JR Bus Tohoku Co., Ltd.	2,350	100.0	Bus services
4. East Japan Kiosk Co., Ltd.	3,855	90.9	Retail sales
5. JR Takasaki Trading Co., Ltd.	490	100.0	Retail sales
6. Tohoku Sogo Service Co., Ltd.	490	100.0	Retail sales
7. Juster Co., Ltd.	400	100.0	Retail sales and Hotel operations
8. Shinano Enterprise Co., Ltd.	400	100.0	Retail sales
9. Tokky Co., Ltd.	400	100.0	Retail sales and Hotel operations
10. JR Kanagawa Planning & Development Co., Ltd.	370	100.0	Retail sales
11. Keiyo Planning & Development Co., Ltd.	370	100.0	Retail sales
12. Mito Service Development Co., Ltd.	360	100.0	Retail sales and Hotel operations
13. JR Kaiji Planning & Development Co., Ltd.	350	100.0	Retail sales
14. JR Atlis Co., Ltd.	310	100.0	Retail sales
15. JR Utsunomiya Planning & Development Co., Ltd.	200	100.0	Retail sales
16. JR Tokyo Planning & Development Co., Ltd.	120	100.0	Retail sales
17. Nippon Restaurant Enterprise Co., Ltd.	730	91.3	Restaurant business, Retail sales and Hotel operations
18. JR East Food Business Co., Ltd.	721	99.9	Restaurant business
19. LUMINE Co., Ltd. (Note 2)	2,375	86.6	Shopping center operations
20. Shinjuku Station Building Co., Ltd.	1,943	80.8	Shopping center operations
21. JR East Urban Development Corporation	1,450	100.0	Shopping center operations, Retail sales and Hotel operations
22. Utsunomiya Station Development Co., Ltd.	1,230	98.5	Shopping center operations
23. Boxhill Co., Ltd.	1,050	88.6	Shopping center operations
24. Kokubunji Terminal Building Co., Ltd.	1,000	84.5	Shopping center operations and Hotel operations
25. Omori Primo Co., Ltd.	1,000	81.0	Shopping center operations
26. Hachioji Terminal Building Co., Ltd.	1,000	78.5	Shopping center operations
27. JR East Department Store Co., Ltd.	1,000	70.0	Shopping center operations
28. Oyama Station Development Co., Ltd.	950	97.1	Shopping center operations
29. Lumine Ogikubo Co., Ltd. (Note 2)	600	100.0	Shopping center operations
30. Kawasaki Station Building Co., Ltd.	600	99.2	Shopping center operations
31. Kameido Station Building Co., Ltd.	500	100.0	Shopping center operations
32. Tsuchiura Station Development Co., Ltd. (Note 3)	500	100.0	Shopping center operations
33. Mito Station Development Co., Ltd. (Note 3)	500	96.0	Shopping center operations
34. Koriyama Station Building Co., Ltd.	450	100.0	Shopping center operations
35. Nagano Station Building Co., Ltd. (Note 4)	450	94.4	Shopping center operations
36. Lumine Chigasaki Co., Ltd.	400	82.8	Shopping center operations
37. Aomori Station Development Co., Ltd.	400	81.3	Shopping center operations
38. Kofu Station Building Co., Ltd.	400	75.0	Shopping center operations
39. Akihabara Co., Ltd.	362	60.0	Shopping center operations
40. Fukushima Station Development Co., Ltd. (Note 5)	350	100.0	Shopping center operations

Company Name	Capitalization (Millions of Yen)	Voting Right Percentage	Main Business Activities
41. Kumagaya Station Development Co., Ltd.	¥ 350	76.9%	Shopping center operations
42. Tetsudo Kaikan Co., Ltd.	340	66.6	Shopping center operations
43. The EKIBIRU Development Co. TOKYO	300	100.0	Shopping center operations and Real estate leasing
44. Matsumoto Station Building Co., Ltd. (Note 4)	300	96.7	Shopping center operations
45. Echigo Station Development Co., Ltd.	208	78.8	Shopping center operations
46. Chiba Station Building Co., Ltd. (Note 6)	200	89.2	Shopping center operations
47. Hirosaki Station Building Co., Ltd.	200	72.5	Shopping center operations
48. Hiratsuka Station Building Co., Ltd.	200	56.0	Shopping center operations
49. Yokohama Station Building Co., Ltd.	200	51.0	Shopping center operations
50. Kinshicho Station Building Co., Ltd.	160	56.0	Shopping center operations
51. Kamata Station Building Co., Ltd.	140	85.0	Shopping center operations
52. Kichijoji Lonlon Co., Ltd.	130	80.0	Shopping center operations
53. Tsurumi Station Building Co., Ltd.	100	58.1	Shopping center operations
54. Iwaki Chuo Station Building Co., Ltd.	100	52.0	Shopping center operations
55. Meguro Station Building Co., Ltd.	82	80.0	Shopping center operations
56. Akita Station Department Store Co., Ltd.	80	51.4	Shopping center operations
57. Abonde Co., Ltd.	30	65.3	Shopping center operations
58. Ikebukuro Terminal Building Co., Ltd.	6,000	55.6	Hotel operations, Shopping center operations and Real estate leasing
59. Yamagata Terminal Building Co., Ltd.	5,000	96.0	Hotel operations and Shopping center operations
60. Hotel Metropolitan Nagano Co., Ltd.	3,080	100.0	Hotel operations
61. Hotel Edmont Co., Ltd.	2,400	88.3	Hotel operations
62. Sendai Terminal Building Co., Ltd. (Note 5)	1,800	93.3	Hotel operations and Shopping center operations
63. Akita Terminal Building Co., Ltd.	1,500	87.7	Hotel operations and Shopping center operations
64. Morioka Terminal Building Co., Ltd.	900	79.4	Hotel operations and Shopping center operations
65. Takasaki Terminal Building Co., Ltd.	780	71.2	Hotel operations and Shopping center operations
66. Nippon Hotel Co., Ltd.	150	81.9	Hotel operations
67. East Japan Marketing & Communications, Inc.	250	100.0	Advertising and publicity
68. Tokyo Media Services Co., Ltd.	104	100.0	Advertising and publicity
69. The Orangepage, Inc.	500	98.7	Publishing
70. View World Co., Ltd.	450	51.0	Travel agency services
71. East Japan Railway Trading Co., Ltd.	560	100.0	Wholesale
72. JR East Japan Logistics Co., Ltd.	100	100.0	Truck delivery services
73. JR East Logistics Platform Co., Ltd. (Note 7)	100	100.0	Supply Chain Management
74. JR East Japan Information Systems Company	500	100.0	Information processing
75. JR East Netstation Company	460	100.0	Information processing
76. JR East Management Service Co., Ltd.	80	100.0	Information services
77. JR East Personnel Services Co., Ltd. (Note 7)	100	100.0	Seminar and staff sending business
78. East Japan Eco Access Co., Ltd.	120	100.0	Cleaning services
79. Shikansen Cleaning Service Co., Ltd.	38	38.6 (61.4)	Cleaning services
80. Kanto Railway Servicing Co., Ltd.	38	35.6 (64.4)	Cleaning services
81. East Japan Railway Servicing Co., Ltd.	38	29.0 (71.0)	Cleaning services
82. JR Technoservice Sendai Co., Ltd.	25	100.0	Cleaning services

Company Name	Capitalization (Millions of Yen)	Voting Right Percentage	Main Business Activities
83. Niigata Railway Servicing Co., Ltd.	¥ 17	88.2%	Cleaning services
84. East Japan Amenitec Co., Ltd.	13	100.0	Cleaning services
85. Chiba Railway Servicing Co., Ltd.	12	25.3 (74.7)	Cleaning services
86. Akita Clean Servicing Co., Ltd.	10	100.0	Cleaning services
87. Nagano Railway Servicing Co., Ltd.	10	100.0	Cleaning services
88. Takasaki Railway Servicing Co., Ltd.	10	45.8 (54.2)	Cleaning services
89. Mito Railway Servicing Co., Ltd.	10	25.3 (74.7)	Cleaning services
90. JR East Housing Development & Realty Co., Ltd.	200	73.8	Built-for-sale housing operations
91. JR East Rental Co., Ltd.	165	89.4	Car leasing
92. JR East Sports Co., Ltd.	400	100.0	Athletic club operations
93. Gala Yuzawa Co., Ltd.	300	92.7	Ski resort operations
94. JR East Facility Management Co., Ltd.	50	100.0	Building maintenance
95. Union Construction Co., Ltd.	120	60.0	Construction
96. JR East Consultants Company	50	100.0	Consulting
97. JR East Design Corporation	50	100.0	Consulting
98. East Japan Transport Technology Co., Ltd.	80	58.6	Machinery and rolling stock maintenance
99. Tohoku Kotsu Kikai Co., Ltd.	72	50.7	Machinery and rolling stock maintenance
100. Niigata Rolling Stock Machinery Co., Ltd.	40	40.5	Machinery and rolling stock maintenance
101. JR East Mechatronics Co., Ltd.	100	100.0	Maintenance services

Equity Method Affiliated Companies

Company Name	Capitalization (Millions of Yen)	Voting Right Percentage	Main Business Activities
1. Central Security Patrols Co., Ltd.	¥2,924	25.7%	Security business operations
2. JTB Corporation	2,304	21.9	Travel agency services

Notes: 1. Voting right percentages outside of parentheses represent direct voting right percentages, and percentages in parentheses represent shares held by other parties that vote along with the interests of JR East and do not include the percentage outside of parentheses.

2. LUMINE Co., Ltd. merged with Lumine Ogikubo Co., Ltd. on April 1, 2003. Lumine Ogikubo Co., Ltd. was dissolved after the merger.
3. Mito Station Development Co., Ltd. merged with Tsuchiura Station Development Co., Ltd. on April 1, 2003. Tsuchiura Station Development Co., Ltd. was dissolved after the merger.
4. Nagano Station Building Co., Ltd. merged with Matsumoto Station Building Co., Ltd. on April 1, 2003 and changed its name to Station Building MIDORI Co., Ltd. Matsumoto Station Building Co., Ltd. was dissolved after the merger.
5. Sendai Terminal Building Co., Ltd. merged with Fukushima Station Development Co., Ltd. on April 1, 2003. Fukushima Station Development Co., Ltd. was dissolved after the merger.
6. Chiba Station Building Co., Ltd. merged with Sobu Station Development Co., Ltd. on July 1, 2002. Sobu Station Development Co., Ltd. was dissolved after the merger.
7. In the year ended March 31, 2003, these subsidiaries were newly consolidated.
8. The liquidation of Tohoku Resort System Co., Ltd. was completed on June 5, 2002.

PEER GROUP COMPARISONS

This section lists several key performance indicators with representative peer group members to illustrate how JR East compares with other well-known companies.

Total Stock Market Value (Millions of U.S. Dollars)


International
JR East 17,263
British Airways 1,779
Lufthansa 3,615
Union Pacific 15,187
FedEx 16,087
UPS 70,893
Domestic
JR East 17,263
JALS 3,741
Tokyu 3,296
TEPCO 25,497
NTT 53,506

Data in this graph has been computed from each company's share prices and shares outstanding at the end of the previous fiscal year.

Operating Revenues (Millions of U.S. Dollars)


International
JR East 21,381
British Airways 12,147
Lufthansa 18,312
Union Pacific 12,491
FedEx 20,607
UPS 31,272
Domestic
JR East 21,381
JALS 17,362
Tokyu 11,545
TEPCO 40,993
NTT 91,026

Net Income (Millions of U.S. Dollars)


International
JR East 817
British Airways 114
Lufthansa 773
Union Pacific 1,341
FedEx 710
UPS 2,350
Domestic
JR East 817
JALS 97
Tokyu 28
TEPCO 1,377
NTT 1,945

Free Cash Flows (Millions of U.S. Dollars)


International
JR East 1,974
British Airways 1,945
Lufthansa 2,411
Union Pacific 729
FedEx 616
UPS 3,494
Domestic
JR East 1,974
JALS 585
Tokyu 814
TEPCO 4,521
NTT 3,762

1. Free cash flows are the net of cash flows from operating activities and cash flows from investing activities.
2. Items used to compute Free cash flows of British Airway are as follows.
   Cash Flow from Operating Activities: cash inflow from operating activities, dividends received from associates, government compensation received, returns on investments and servicing of finance, tax
   Cash Flow from Investing Activities: capital expenditure and financial investment, acquisitions and disposals

Return on Average Equity (ROE) (%)


International
JR East 10.2
British Airways 3.5
Lufthansa 18.8
Union Pacific 11.5
FedEx 11.4
UPS 20.7
Domestic
JR East 10.2
JALS 4.6
Tokyu 2.2
TEPCO 7.5
NTT 4.1

Average equity is the average of equity at the end of the previous and applicable fiscal years except for JALS, which is the equity at the end of the applicable fiscal year.

Ratio of Operating Income to Average Assets (ROA) (%)


International
JR East 4.9
British Airways 2.2
Lufthansa 8.5
Union Pacific 7.2
FedEx 9.7
UPS 15.7
Domestic
JR East 4.9
JALS 0.5
Tokyu 3.1
TEPCO 3.6
NTT 6.6

Average assets is the average of assets at the end of the previous and applicable fiscal years except for JALS, which is the assets at the end of the applicable fiscal year.

Year ended March 31, 2003 (Year ended December 31, 2002 for Lufthansa, Union Pacific and UPS and year ended May 31, 2002 for FedEx)

1. JALS...Japan Airlines System Corporation　Tokyu...Tokyu Corporation
   TEPCO...The Tokyo Electric Power Company, Incorporated　NTT...Nippon Telegraph and Telephone Corporation
2. Data in this section have been based on consolidated figures from each company's annual report or financial press release.
3. JALS was established as a holding company of JAPAN AIRLINES COMPANY, LTD. and JAPAN AIR SYSTEM CO., LTD. on October 2, 2002.
4. NTT adopts US GAAP from the year ended March 31, 2003.
5. The exchange rate used is the rate for March 31, 2003 ($1 = ¥120, £1 = $1.58, 1Euro = $1.079)
6. Share prices at the close of the previous fiscal years listed above and computed using the above exchange rates are $4,316.67 for JR East, $1.64 for British Airways, $9.47 for Lufthansa, $59.87 for Union Pacific, $53.95 for FedEx, $63.08 for UPS, $1.91 for JALS, $2.92 for Tokyu, $18.88 for TEPCO, and $3,358.33 for NTT.

INTERNATIONAL RAILWAY COMPARISONS

Japan's high reliance on railways due to the size of the economy and its geographic characteristics affords railway companies an extremely large source of demand especially in urban areas. JR East is Japan's largest railway company, and one of the largest in the world as well.

Transportation Market (Passenger Kilometers)


(Billions)
Railways
Motor Vehicles
Airlines
Ships
Japan 1,425.2
U.K. 712.6
Germany 935.7
France 841.3
Italy 885.5
U.S. 3,861.6

Year ended December 31, 2000	Railways		Motor Vehicles						Airlines		Ships		Total	
			Buses		Cars		Total							
	Billions	%	Billions	%	Billions	%	Billions	%	Billions	%	Billions	%	Billions	%
Japan	385.4	27.0%	86.4	6.1%	867.9	60.9%	954.3	67.0%	81.5	5.7%	4.0	0.3%	1,425.2	100.0%
U.K.	47.0	6.6%	45.0	6.3%	613.0	86.0%	658.0	92.3%	7.6	1.1%	N.A.	N.A.	712.6	100.0%
Germany	75.1	8.0%	77.8	8.3%	740.1	79.1%	817.9	87.4%	42.7	4.6%	N.A.	N.A.	935.7	100.0%
France	80.7	9.6%	45.3	5.4%	699.6	83.2%	744.9	88.5%	15.7	1.9%	N.A.	N.A.	841.3	100.0%
Italy	49.5	5.6%	93.1	10.5%	728.8	82.3%	821.9	92.8%	9.8	1.1%	4.3	0.5%	885.5	100.0%
U.S.	22.5	0.6%	56.3	1.5%	2,976.6	77.1%	3,032.9	78.5%	806.1	20.9%	N.A.	N.A.	3,861.6	100.0%

Figures for Japan and U.K. are for the year ended March 31, 2002, and 2001, respectively and figures for Italy and U.S. are for the year ended December 31, 1999.

Note: Railway figures for Japan include JR East passenger kilometers (124.9 billion (exclusive of Tokyo Monorail)). For details, see page 93.

Sources: Japan: Ministry of Land, Infrastructure and Transport
U.K.: Annual Abstract of Statistics 2002
Germany: Verkehr in Zahlen 2001
France: Homepage of Ministry of Capital Works, Transport, Housing, Tourism and Marine of France (July 8, 2002)
Italy: Conto Nazionale dei Trasporti Anno 2000
U.S.: Railroad Facts 2000 and Statistical Abstract of the United States 2001

Railway Passenger Line Networks (km)


JR East 7,538
U.K. 14,450
Germany 31,786
France 24,561
Italy 16,147
U.S. 36,597

Revenues from Railway Operations (Millions of U.S. Dollars)


JR East 13,775
U.K. 5,011
Germany 8,451
France 5,265
Italy 1,818
U.S. 2,060

Number of Passengers (Millions)


JR East 5,862
U.K. 961
Germany 1,712
France 850
Italy 474
U.S. 23

Number of Employees


JR East 61,868
U.K. 18,000
Germany 181,314
France 175,163
Italy 114,373
U.S. 25,624

Passenger Kilometers (Millions)


JR East 125,344
U.K. 39,800
Germany 74,015
France 69,571
Italy 43,752
U.S. 8,970

As of December 31, 2000, except JR East and U.K. figures as of March 31, 2001

Notes:
1. U.K.: Train Operating Companies (Railway tracks are owned by Railtrack Group plc), Germany: Deutsche Bahn AG (German Railways), France: Société Nationale des Chemins de fer Français (SNCF), (Railway tracks are owned by Réseau ferré de France (RFF)), Italy : Ferrovie dello Stato S.p.A. (Italian National Railways), U.S.: Amtrak
2. Figures for passenger line network do not include freight traffic (except for Italy).
3. Revenues from railway operations do not include freight and other service revenues.
4. Figures for JR East do not include Tokyo Monorail.
5. The exchange rate used is the rate for March 31, 2001 ($1=¥122, £1=$1.44, $1=DM2.20, $1=Fr7.40, $1=2,183Lira).

Source: Statistiques Internationale des Chemins de fer 2000, Union Internationale des Chemins de fer

Gross Domestic Product (2002)
(Billions of U.S. Dollars)


Japan 3,945
U.K. 1,556
Germany 1,984
France 1,418
Italy 1,184
U.S. 10,366

Gross Domestic Product (Billions of U.S. Dollars)	1998	1999	2000	2001	2002
Japan	3,797	4,380	4,611	4,147	3,945
U.K.	1,362	1,423	1,416	1,424	1,556
Germany	2,142	2,112	1,873	1,846	1,984
France	1,436	1,434	1,291	1,303	1,418
Italy	1,172	1,162	1,074	1,089	1,184
U.S.	8,179	9,190	9,927	10,143	10,366

Source: Annual OECD National Accounts Publication

Population (2002)
(Millions)


Japan 127.4
U.K. 59.7
Germany 82.0
France 59.7
Italy 57.4
U.S. 288.5

Population (Millions)	1998	1999	2000	2001	2002
Japan	126.5	126.7	126.9	127.3	127.4
U.K.	58.7	59.2	59.5	59.5	59.7
Germany	82.0	82.1	82.0	82.4	82.0
France	58.9	59.1	58.9	59.2	59.7
Italy	57.4	57.3	57.5	57.9	57.4
U.S.	270.6	273.1	281.4	284.8	288.5

Sources: Japan: Current Population Estimates, Ministry of Public Management, Home Affairs, Posts and Telecommunications

Other Countries: United Nations data

Population Density (2002)
(Per Square Kilometer)


Japan 337
1,598
U.K. 246
275
Germany 230
328
France 108
149
Italy 191
254
U.S. 31
47
Population per Square Kilometer of Total National Land Area
Population per Square Kilometer of Habitable Land Area

Population Density (Per Square Kilometer)	1998		1999		2000		2001		2002	
	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area
Japan	335	1,579	335	1,586	336	1,590	337	1,597	337	1,598
U.K.	241	269	244	272	245	274	245	274	246	275
Germany	230	339	230	339	230	328	231	330	230	328
France	107	147	107	148	107	147	107	148	108	149
Italy	191	254	190	254	191	254	192	256	191	254
U.S.	29	44	29	44	29	45	30	46	31	47

Note: JR East calculated these figures by using following data and definition of each country's square kilometers of habitable land area.

Population:
- Japan: Current Population Estimates, Ministry of Public Management, Home Affairs, Posts and Telecommunications
- Other Countries: United Nations data

Square kilometers of habitable land area:
- Japan: Land White Paper, Ministry of Land, Infrastructure and Transport
  Total area minus forests and woodland, barren land, area under inland water bodies and other
- Other Countries: The FAOSTAT Database Land Use
  Land Area (2000) minus Forests and Woodland (1994)

RAILWAY OPERATIONS IN JAPAN

Railways play a vital role in Japan, and JR East alone represents about 30% of all passenger railway transportation.

Share in Domestic Transportation

Number of Passengers (2002)


JR East
Other Railways
Motor Vehicles
Airlines
Ships

Number of Passengers

Years ended March 31		1998		1999		2000		2001		2002	
		Millions	%	Millions	%	Millions	%	Millions	%	Millions	%
Railways	JR East	5,978	7.1%	5,907	7.0%	5,893	7.0%	5,862	6.9%	5,846	6.8%
	Other Railways	16,266	19.2%	16,107	19.2%	15,857	18.9%	15,785	18.6%	15,874	18.3%
Motor Vehicles		62,200	73.5%	61,839	73.6%	62,047	73.9%	62,841	74.2%	64,590	74.7%
Airlines		86	0.1%	88	0.1%	92	0.1%	93	0.1%	95	0.1%
Ships		145	0.2%	127	0.2%	120	0.1%	110	0.1%	112	0.1%
Total		84,675	100.0%	84,068	100.0%	84,009	100.0%	84,691	100.0%	86,516	100.0%

Source: Summary of Transport Statistics, Ministry of Land, Infrastructure and Transport

Passenger Kilometers (2002)


JR East
Other Railways
Motor Vehicles
Airlines
Ships

Passengers Kilometers

Years ended March 31		1998		1999		2000		2001		2002	
		Millions	%	Millions	%	Millions	%	Millions	%	Millions	%
Railways	JR East	127,315	9.0%	126,110	8.9%	125,998	8.8%	125,344	8.8%	124,916	8.8%
	Other Railways	267,924	18.9%	262,828	18.5%	259,103	18.2%	259,097	18.3%	260,505	18.3%
Motor Vehicles		944,972	66.6%	954,807	67.0%	955,564	67.1%	951,253	67.0%	954,292	67.0%
Airlines		73,243	5.2%	75,988	5.3%	79,348	5.6%	79,698	5.6%	81,459	5.7%
Ships		5,351	0.4%	4,620	0.3%	4,479	0.3%	4,304	0.3%	4,007	0.3%
Total		1,418,805	100.0%	1,424,353	100.0%	1,424,492	100.0%	1,419,696	100.0%	1,425,179	100.0%

Source: Summary of Transport Statistics, Ministry of Land, Infrastructure and Transport

Note: Figures for JR East on this page do not include Tokyo Monorail.

Share in the Domestic Railways

Passenger Line Network



As of March 31, 2001	Passenger Line Network	
	km	%
JR East	7,538.1	27.4%
JR Central	1,977.9	7.2%
JR West	5,078.4	18.5%
Other JR Companies	5,456.7	19.8%
Other Railways	7,444.3	27.1%
Total	27,495.4	100.0%

Number of Passengers


JR East
JR Central
JR West
Other JR Companies
Other Railways

Year ended March 31, 2001	Number of Passengers	
	Millions	%
JR East	5,862	27.0%
JR Central	497	2.3%
JR West	1,812	8.3%
Other JR Companies	483	2.2%
Other Railways	13,051	60.1%
Total	21,706	100.0%

Passenger Kilometers



Year ended March 31, 2001	Passenger Kilometers	
	Millions	%
JR East	125,344	32.6%
JR Central	48,674	12.7%
JR West	52,551	13.7%
Other JR Companies	14,089	3.7%
Other Railways	143,628	37.4%
Total	384,287	100.0%

Rolling Stock Kilometers



Year ended March 31, 2001	Rolling Stock Kilometers	
	Millions	%
JR East	2,186	28.1%
JR Central	936	12.0%
JR West	1,240	16.0%
Other JR Companies	467	6.0%
Other Railways	2,942	37.9%
Total	7,770	100.0%

Revenues from Passenger Tickets



Year ended March 31, 2001	Revenues from Passenger Tickets	
	Billions of Yen	%
JR East	1,681	28.8%
JR Central	1,041	17.8%
JR West	773	13.2%
Other JR Companies	222	3.8%
Other Railways	2,126	36.4%
Total	5,842	100.0%

Notes: 1. Figures for passenger line network do not include freight traffic.
2. Figures for rolling stock kilometers do not include locomotives and freight cars.
3. Figures for Tokyo Monorail are included in Other Railways.

Source: Statistics of Railways 2000, Ministry of Land, Infrastructure and Transport

FINANCIAL OVERVIEW OF JR PASSENGER RAILWAY COMPANIES

JR East accounts about 50% of the total operating revenues of the three largest JR passenger railway companies. JR East's immense and stable operating base contributes to large and consistent earnings and cash flows.

Operating Revenues (Billions of Yen)


2003
JR East 2,565.7
JR Central 1,363.0
JR West 1,165.6
2002
JR East 2,543.4
JR Central 1,367.0
JR West 1,190.6
2001
JR East 2,546.0
JR Central 1,333.3
JR West 1,195.5

Operating Revenues (Millions of Yen)			
Years ended March 31	2001	2002	2003
JR East	2,546,041	2,543,378	2,565,671
JR Central	1,333,294	1,366,965	1,363,034
JR West	1,195,516	1,190,610	1,165,571

Net Income (Billions of Yen)


2003
JR East 98.0
JR Central 49.1
JR West 41.6
2002
JR East 47.6
JR Central 42.1
JR West 45.5
2001
JR East 69.2
JR Central 53.0
JR West 31.0

Net Income (Millions of Yen)			
Years ended March 31	2001	2002	2003
JR East	69,174	47,551	97,986
JR Central	52,960	42,090	49,085
JR West	30,961	45,537	41,644

Free Cash Flows (Billions of Yen)


2003
JR East 236.9
JR Central 214.0
JR West 66.8
2002
JR East 349.4
JR Central 286.7
JR West 117.4
2001
JR East 189.2
JR Central 226.3
JR West 148.2

Free Cash Flows (Millions of Yen)			
Years ended March 31	2001	2002	2003
JR East	189,151	349,400	236,882
JR Central	226,323	286,745	214,032
JR West	148,187	117,380	66,830

Note: Free cash flows are the net of cash flows from operating activities and cash flows from investing activities.

Return on Average Equity (ROE) (%)



2003
JR East
10.2
JR Central
7.2
JR West
9.8
2002
JR East
5.1
JR Central
6.5
JR West
11.0
2001
JR East
7.8
JR Central
8.7
JR West
8.1

Return on Average Equity (ROE)			
Years ended March 31	2001	2002	2003
JR East	7.8%	5.1%	10.2%
JR Central	8.7%	6.5%	7.2%
JR West	8.1%	11.0%	9.8%

Note : Average equity is the average of equity at the end of the previous and applicable fiscal years.

Ratio of Operating Income to Average Assets (ROA) (%)



2003
JR East
4.9
JR Central
6.1
JR West
5.1
2002
JR East
4.4
JR Central
6.4
JR West
4.7
2001
JR East
4.4
JR Central
5.6
JR West
4.4

Ratio of Operating Income to Average Assets (ROA)			
Years ended March 31	2001	2002	2003
JR East	4.4%	4.4%	4.9%
JR Central	5.6%	6.4%	6.1%
JR West	4.4%	4.7%	5.1%

Note : Average assets is the average of assets at the end of the previous and applicable fiscal years.

Net Income per Share (Yen)



2003
JR East
24,453
JR Central
21,802
JR West
20,740
2002
JR East
11,888
JR Central
18,791
JR West
22,769
2001
JR East
17,294
JR Central
23,643
JR West
15,481

Operating Cash Flow per Share (Yen)



2003
JR East
108,347
JR Central
171,130
JR West
65,140
2002
JR East
113,761
JR Central
160,769
JR West
49,795
2001
JR East
113,868
JR Central
157,690
JR West
69,392

Note : Data in this section have been calculated by JR East based on figures in JR Central and JR West financial press release.

RAILWAY OPERATIONS IN TOKYO

JR East alone provides nearly half of the huge volume of railway transportation in the Tokyo area, where railways account for more than 50% of all transportation. With an immense population, the Tokyo area is sure to generate a large amount of demand for transportation services.

Transportation in the Tokyo Area (2001)
Number of Passengers


JR East
Other Railways
Motor Vehicles
Airlines and Ships

Number of Passengers											
Years ended March 31		1997		1998		1999		2000		2001	
		Millions	%	Millions	%	Millions	%	Millions	%	Millions	%
Railways	JR East	5,431	20.9%	5,359	20.5%	5,306	20.3%	5,302	20.7%	5,281	20.5%
	Other Railways	7,886	30.3%	7,766	29.7%	7,792	29.9%	7,715	30.1%	7,774	30.2%
Motor Vehicles		12,669	48.7%	13,031	49.8%	12,965	49.7%	12,561	49.0%	12,658	49.2%
Airlines and Ships		34	0.1%	34	0.1%	35	0.1%	36	0.1%	36	0.1%
Total		26,020	100.0%	26,190	100.0%	26,098	100.0%	25,614	100.0%	25,749	100.0%

Notes: 1. JR East figures include data from the bordering lines of JR Central.
2. This section's statics are based on surveys that used borders that do not match exactly JR East's Tokyo Metropolitan Area Network.
Source: Survey of Regional Passenger Movement, Ministry of Land, Infrastructure and Transport

Major Railways in the Tokyo Area

	Passenger Line Network*		Passenger Kilometers**		Revenues from Passenger Tickets**	
	km	%	Millions	%	Billions of Yen	%
JR East	1,106.1	42.9%	76,200	48.5%	841.5	44.6%
Tobu Railway	463.3	18.0%	12,957	8.2%	144.6	7.7%
Teito Rapid Transit Authority	177.2	6.9%	16,043	10.2%	265.0	14.1%
Seibu Railway	176.6	6.9%	8,787	5.6%	92.6	4.9%
Toei (Tokyo Metropolitan Government)	121.5	4.7%	4,292	2.7%	90.7	4.8%
Odakyu Electric Railway	120.5	4.7%	10,480	6.7%	107.8	5.7%
Keisei Electric Railway	102.4	4.0%	3,477	2.2%	48.5	2.6%
Tokyu Corporation	102.1	4.0%	9,193	5.8%	117.2	6.2%
Keihin Electric Express Railway	87.0	3.4%	6,138	3.9%	71.4	3.8%
Keio Electric Railway	84.7	3.3%	7,006	4.5%	74.4	3.9%
Sagami Railway	35.9	1.4%	2,686	1.7%	32.1	1.7%
Total	2,577.3	100.0%	157,259	100.0%	1,885.8	100.0%

Passenger Line Network (km)*


JR East 1,106.1
Tobu 463.3
Teito 177.2
Seibu 176.6
Toei 121.5
Odakyu 120.5
Keisei 102.4
Tokyu 102.1
Keihin 87.0
Keio 84.7
Sagami 35.9

Passenger Kilometers (Millions)**


JR East 76,200
Tobu 12,957
Teito 16,043
Seibu 8,787
Toei 4,292
Odakyu 10,480
Keisei 3,477
Tokyu 9,193
Keihin 6,138
Keio 7,006
Sagami 2,686

Revenues from Passenger Tickets (Billions of Yen)**


JR East 841.5
Tobu 144.6
Teito 265.0
Seibu 92.6
Toei 90.7
Odakyu 107.8
Keisei 48.5
Tokyu 117.2
Keihin 71.4
Keio 74.4
Sagami 32.1

* As of March 31, 2002 [except Toei (Tokyo Metropolitan Government) as of March 31, 2001]
** Year ended March 31, 2002 [except Toei (Tokyo Metropolitan Government) March 31, 2001]
Notes: 1. Figures do not include freight lines.
2. Data used for JR East in this section is data of Tokyo Metropolitan Area Network.
Source: 1. Toei (Tokyo Metropolitan Government): Statistics of Railways 2000, Ministry of Land, Infrastructure and Transport
2. Other: Homepage of the Association of Japanese Private Railways. Revenues from passenger tickets are based on figures from the financial press release of each company.

Note: Figures for JR East on this page do not include Tokyo Monorail.

Fundamentals

Net Domestic Product (2001)


Tokyo Area
Other

Net Domestic Product										
Years ended March 31	1997		1998		1999		2000		2001	
	Billions of Yen	%	Billions of Yen	%	Billions of Yen	%	Billions of Yen	%	Billions of Yen	%
Tokyo Area	116,580	29.8%	117,106	30.2%	115,573	30.3%	116,572	30.5%	116,414	30.3%
Other	274,644	70.2%	270,214	69.8%	265,791	69.7%	265,035	69.5%	267,576	69.7%
Total	391,224	100.0%	387,320	100.0%	381,364	100.0%	381,607	100.0%	383,990	100.0%

Source: Annual Report on Prefectural Economies, Cabinet Office

Population (2002)


Tokyo Area
Other

Population										
As of October 1	1998		1999		2000		2001		2002	
	Million	%	Million	%	Million	%	Million	%	Million	%
Tokyo Area	33.0	26.1%	33.1	26.1%	33.4	26.3%	33.7	26.5%	33.8	26.5%
Other	93.5	73.9%	93.6	73.9%	93.5	73.7%	93.6	73.5%	93.6	73.5%
Total	126.5	100.0%	126.7	100.0%	126.9	100.0%	127.3	100.0%	127.4	100.0%

Source: Current Population Estimates, Ministry of Public Management, Home Affairs, Posts and Telecommunications

Population Density (2002)


Tokyo Area
2,548
Other
257
National Average
337

Population Density (Per Square Kilometer)					
As of October 1	1998	1999	2000	2001	2002
Tokyo Area	2,485	2,495	2,516	2,534	2,548
Other	256	257	256	257	257
National Average	335	335	336	337	337

Note: JR East calculated these figures by using data from the following sources.
Current Population Estimates, Ministry of Public Management, Home Affairs, Posts and Telecommunications; statistics from Geographical Survey Institute

Note: The statistics on this page are based on governmental boundaries and do not strictly correspond with JR East's operating area segments.

ANALYSIS OF JR EAST OPERATIONS

The Tokyo area is JR East's primary market, and the Tokyo metropolitan area network generates about half of the Company's railway revenues. Commuter-pass travel represents one of the major sources of JR East's revenues.

Percentages by Operating Area


Passenger Line Network
Passenger Kilometers
Revenues from Passenger Tickets
Shinkansen Bullet Train Network
Tokyo Metropolitan Area Network
Intercity and Regional Networks

	Passenger Line Network*		Passenger Kilometers **		Revenues from Passenger Tickets**	
	km	%	Millions	%	Millions of Yen	%
Shinkansen Bullet Train Network	1,052.9	14.0%	18,276	14.6%	457,372	27.5%
Tokyo Metropolitan Area Network	1,106.1	14.7%	76,278	60.9%	844,684	50.7%
Intercity and Regional Networks	5,367.8	71.3%	30,622	24.5%	362,501	21.8%
Total	7,526.8	100.0%	125,176	100.0%	1,664,557	100.0%

* As of March 31, 2003
** Year ended March 31, 2003
Notes: 1. Revenues from the conventional line segments of hybrid Shinkansen services are credited to Intercity and Regional Networks.
2. Figures are parent company's and do not include Tokyo Monorail.

Percentages of Commuter Passes


Number of Passengers
Passenger Kilometers
Revenues from Passenger Tickets
Commuter Passes
Other

	Number of Passengers		Passenger Kilometers		Revenues from Passenger Tickets	
Year ended March 31, 2003	Millions	%	Millions	%	Millions of Yen	%
Commuter Passes	3,680	62.9%	72,067	57.6%	484,101	29.1%
Other	2,170	37.1%	53,109	42.4%	1,180,456	70.9%
Total	5,850	100.0%	125,176	100.0%	1,664,557	100.0%


Shinkansen Bullet Train Network
Tokyo Metropolitan Area Network
Intercity and Regional Networks
Details of Passenger Kilometers
Details of Revenues from Passenger Tickets
Commuter Passes
Other

	Passenger Kilometers			Revenues from Passenger Tickets		
	Total	Commuter Passes		Total	Commuter Passes	
Year ended March 31, 2003	Millions	Millions	%	Millions of Yen	Millions of Yen	%
Shinkansen Bullet Train Network	18,276	1,544	8.4%	457,372	21,246	4.6%
Tokyo Metropolitan Area Network	76,278	51,484	67.5%	844,684	344,095	40.7%
Intercity and Regional Networks	30,622	19,039	62.2%	362,501	118,760	32.8%
Total	125,176	72,067	57.6%	1,664,557	484,101	29.1%

Notes: 1. Percentages represent passenger kilometers and revenue from passenger tickets attributable to commuter passes for each segment.
2. Revenues from the conventional line segments of hybrid Shinkansen services are credited to Intercity and Regional Networks.
3. Figures are parent company's and do not include Tokyo Monorail.

Passenger Kilometers

Years ended March 31		2001	2002	2003	2003/2002
		(Millions)			
Shinkansen Bullet Train Network	Commuter Passes	1,479	1,550	1,544	99.6%
	Other	16,200	16,191	16,732	103.3%
	Total	17,679	17,741	18,276	103.0%
Conventional Lines	Commuter Passes	71,460	70,970	70,523	99.4%
	Other	36,205	36,205	36,377	100.5%
	Total	107,665	107,175	106,900	99.7%
Tokyo Metropolitan Area Network	Commuter Passes	52,186	51,758	51,484	99.5%
	Other	24,271	24,442	24,794	101.4%
	Total	76,457	76,200	76,278	100.1%
Intercity and Regional Networks	Commuter Passes	19,274	19,212	19,039	99.1%
	Other	11,934	11,763	11,583	98.5%
	Total	31,208	30,975	30,622	98.9%
Total	Commuter Passes	72,939	72,520	72,067	99.4%
	Other	52,405	52,396	53,109	101.4%
	Total	125,344	124,916	125,176	100.2%

Revenues from Passenger Tickets

Years ended March 31		2001	2002	2003	2003/2002
		(Millions of Yen)			
Shinkansen Bullet Train Network	Commuter Passes	20,301	21,333	21,246	99.6%
	Other	442,857	437,086	436,126	99.8%
	Total	463,158	458,419	457,372	99.8%
Conventional Lines	Commuter Passes	468,814	465,950	462,855	99.3%
	Other	748,213	743,200	744,330	100.2%
	Total	1,217,027	1,209,150	1,207,185	99.8%
Tokyo Metropolitan Area Network	Commuter Passes	348,634	346,058	344,095	99.4%
	Other	495,319	495,490	500,589	101.0%
	Total	843,953	841,548	844,684	100.4%
Intercity and Regional Networks	Commuter Passes	120,180	119,892	118,760	99.1%
	Other	252,894	247,710	243,741	98.4%
	Total	373,074	367,602	362,501	98.6%
Total	Commuter Passes	489,115	487,283	484,101	99.3%
	Other	1,191,070	1,180,286	1,180,456	100.0%
	Total	1,680,185	1,667,569	1,664,557	99.8%

Notes: 1. Passenger kilometers and revenues from the conventional line segments of hybrid Shinkansen services are credited to Intercity and Regional Networks.
2. Conventional Lines: Total of Tokyo Metropolitan Area Network and Intercity and Regional Networks .
3. Figures are parent company's and do not include Tokyo Monorail.

Electric Power JR East generates more than one-half of the electricity it uses.



Independent
Purchased

Year ended March 31, 2003	Millions of kWh	%
Thermal Generation	2,100	—
Hydroelectric Generation	1,445	—
Independent	3,545	56.3%
Purchased	2,752	43.7%
Total	6,297	100.0%

NON-TRANSPORTATION BUSINESSES

JR East owns many stations with high potential that are used by numerous customers. The Company is carrying out its non-transportation businesses utilizing management resources such as stations.

Number of Busy Stations

	More than 100,000 Passengers per day	More than 200,000 Passengers per day
JR East	85	32
JR Central	4	2
JR West	12	6
Tokyu Corporation	14	2

Year ended March 31, 2002
Data based on figures from JR Central, JR West and Tokyu Corporation
Note: The station users at stations of JR East, JR Central and JR West represent twice the number of passengers embarking.

(Numbers of Stations)


JR East
32
85
JR Central
2 4
JR West
6 12
Tokyu
2 14
More than 200,000 Passengers per day
More than 100,000 Passengers per day

Comparison of Major Department Stores, Retail Sales and Convenience Stores (Millions of Yen)

	Operating Revenues
JR East	368,961
Takashimaya	975,370
7-Eleven Japan	2,213,298
Tokyu Store	274,621
JR West	193,083

(Billions of Yen)


JR East 369.0
Takashimaya 975.4
7-Eleven Japan 2,213.3
Tokyu Store 274.6
JR West 193.1

Takashimaya=Takashimaya Company, Limited
7-Eleven Japan=Seven-Eleven Japan Co., Ltd.
Tokyu Store=Tokyu Store Chain Co., Ltd.
Year ended March 31, 2003 (Year ended February 28, 2003 for Takashimaya, 7-Eleven Japan and Tokyu Store)
Data in this section have been based on figures from financial press release of each company.
The following figures are used as operating revenues:
- JR East: Station space utilization, segment revenues from outside customers
- Takashimaya: Department store business, segment revenues from outside customers
- 7-Eleven Japan: Total store sales (nonconsolidated)
- Tokyu Store: Consolidated operating revenues
- JR West: Sales of goods, segment revenues from third parties

Comparison of Real Estate Leasing to Retailers and Other Tenants (Millions of Yen)

	Operating Revenues
JR East	170,321
Mitsui	259,029
Tokyu Corporation	135,991
JR West	57,265

(Billions of Yen)


JR East 170.3
Mitsui 259.0
Tokyu 136.0
JR West 57.3

Mitsui=Mitsui Fudosan Co., Ltd.
Year ended March 31, 2003
Data in this section have been based on figures from financial press release of each company.
The following figures are used as operating revenues:
- JR East: Shopping centers & office buildings, segment revenues from outside customers
- Mitsui: Office and commercial revenues in leasing segment, outside customers
- Tokyu Corporation: Real estate segment revenue from operations
- JR West: Real estate business, segment revenues from third parties

Domestic Hotel Chain Ranking by Guest Rooms

	Guest Rooms	Rank
Prince Hotels	24,063	1st
Tokyu Hotels	14,718	2nd
Toyoko Inn Hotel Chain	10,439	3rd
JR East Hotel Chain	4,644	16th
JR West Hotels	2,562	27th

As of December 31, 2002
Data based on Japan Hotel Almanac 2003 by Ohta Publications

(Numbers of Guest Rooms)


Prince 24,063
Tokyu 14,718
Toyoko Inn 10,439
JR East 4,644
JR West 2,562

STOCK INFORMATION

Stock Code: 9020

Quarterly Summary


JR East
(Thousands of Yen)
Nikkei
(Thousands of Yen)
800
700
600
500
400
300
200
100
0
25.0
22.5
20.0
17.5
15.0
12.5
10.0
7.5
5.0
JR East Average Stock Price
Nikkei Average
1996
1997
1998
1999
2000
2001
2002
2003
Calendar Year
I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV I

Stock Price (Thousands of Yen)

	1996 I	1996 II	1996 III	1996 IV	1997 I	1997 II	1997 III	1997 IV
High (¥)	550	603	589	545	550	598	586	600
Low	505	536	497	476	465	495	509	534
Average	533.4	564.6	541.5	514.9	510.4	554.5	550.0	575.0
Average Daily Trading Volume (Shares)	3,622	3,605	2.367	2,900	2,593	2,817	3,195	2,874

	1998 I	1998 II	1998 III	1998 IV	1999 I	1999 II	1999 III	1999 IV
High	639	683	746	745	760	768	748	678
Low	543	586	653	622	586	648	653	550
Average	598.1	636.7	687.2	685.9	684.5	700.1	690.4	605.6
Average Daily Trading Volume (Shares)	3,766	3,330	3,122	3,250	3,332	3,284	7,866	5,099

	2000 I	2000 II	2000 III	2000 IV	2001 I	2001 II	2001 III	2001 IV
High	569	646	655	688	682	720	742	742
Low	430	528	559	577	568	640	656	574
Average	508.3	598.7	602.9	632.3	632.6	684.2	699.4	654.1
Average Daily Trading Volume (Shares)	5,820	5,364	4,500	5,555	8,294	5,636	8,077	8,407

	2002 I	2002 II	2002 III	2002 IV	2003 I
High	640	623	597	594	600
Low	510	537	532	540	507
Average	564.1	576.5	568.9	567.2	548.4
Average Daily Trading Volume (Shares)	8,693	10,699	10,133	6,785	8,034

Note : Average stock prices are computed using closing prices.
Source: Tokyo Stock Exchange

Major Shareholders

As of March 31, 2003	Number of Shares Held	Percentage of Total Issued Shares
The Master Trust Bank of Japan, Ltd., trust accounts	234,108	5.85%
Japan Trustee Services Bank, Ltd., trust accounts	222,525	5.56%
Mizuho Corporate Bank, Ltd.	199,899	5.00%
The JR East Employees Shareholding Association	126,643	3.17%
The Chase Manhattan Bank, N.A. London	115,271	2.88%
The Sumitomo Mitsui Banking Corporation	105,300	2.63%
The Bank of Tokyo-Mitsubishi, Ltd.	95,000	2.38%
State Street Bank and Trust Company	82,039	2.05%
Nippon Life Insurance Company	80,000	2.00%
Mizuho Bank, Ltd.	73,334	1.83%
Total	1,334,119	33.35%

Commuter pass:
"Commuter pass" refers to a credit card-sized pass that is either magnetically encoded or contains an integrated circuit (IC) chip and which allows travel between two stations during a period of one, three or six months.

Hybrid Shinkansen:
"Hybrid Shinkansen" refers to intercity rails systems, which provide through-service to certain destinations that are not part of a regular Shinkansen (as defined below) network, using specially designed trains capable of running on both Shinkansen lines and conventional lines that have been widened to a standard gauge. Hybrid Shinkansen lines are not covered by the Nationwide Shinkansen Railway Development Law.

JNR:
"JNR" means the Japanese National Railways, the Government-owned public entity that was restructured into JNRSC (as defined below) on April 1, 1987. The railway operations and certain related businesses of JNR, together with certain necessary assets and associated liabilities, were succeeded to by the JR Companies (as defined below), the Shinkansen Holding Corporation (a predecessor entity to the Railway Development Fund, which was in turn succeeded by the Corporation for Advanced Transport & Technology), Railway Telecommunication Co., Ltd. (a predecessor of JAPAN TELECOM HOLDINGS CO., LTD.), Railway Information Systems Co., Ltd. and the Railway Technical Research Institute, and all of its other assets and liabilities became assets and liabilities of JNRSC.

JNRSC:
"JNRSC" means the Japanese National Railways Settlement Corporation. JNRSC was dissolved on October 22, 1998, and all of its assets (including the 1,500,000 shares of JR East's common stock it beneficially owned at the time of such transfer) and a portion of its liabilities were transferred to the JRCC (as defined below.)

JR Companies:
"JR Companies" means, collectively, JR East, Hokkaido Railway Company (JR Hokkaido), Central Japan Railway Company (JR Central), West Japan Railway Company (JR West), Shikoku Railway Company (JR Shikoku), Kyushu Railway Company (JR Kyushu) and Japan Freight Railway Company (JR Freight).

JR East:
"JR East" refers to East Japan Railway Company on a consolidated basis, or if the context so requires, on a nonconsolidated basis.

JR Law:
"JR Law" means the Law Concerning the Passenger Railway Companies and the Japan Freight Railway Company of 1986, as amended, which created the framework for the establishment of the JR Companies.

JRCC:
"JRCC" means the Japan Railway Construction Public Corporation, a public entity established in 1964 and wholly owned by the Government of Japan. Its primary activity is the construction of Shinkansen lines under the Nationwide Shinkansen Railway Development Law (see "Shinkansen") and other national projects. Within JR East's service area, JRCC is presently building Hokuriku Shinkansen and Tohoku Shinkansen extensions. JR East rents Takasaki-Nagano segment of Hokuriku Shinkansen line, operationally named Nagano Shinkansen, and Morioka-Hachinohe segment of Tohoku Shinkansen line from JRCC. JR East also rents some conventional lines from JRCC. The "Law for Disposal of Debts and Liabilities of the Japanese National Railways Settlement Corporation" was enforced in October 1998. This resulted in the liquidation of the JNRSC and the transfer of JR East shares held by the JNRSC to JRCC's JNR Settlement Headquarters. In June 2002, JRCC sold all remaining shares (500 thousand) to the public.

Number of passengers:
"Number of passengers" includes both passengers who begin their journey at the JR East station and passengers who transfer to JR East from other railway company lines at the station.

Operating kilometers:
"Operating kilometers" means the actual length of a railway line between two stations, regardless of the number of tracks along the line. Fare and charge calculations are based on this figure.

Passenger kilometers:
"Passenger kilometers" means the number of passengers moving from one station to another multiplied by the distance (in operating kilometers) between such stations.

Rolling stock kilometers:
"Rolling stock kilometers" means the number of train kilometers (as defined below) multiplied by the number of railcars comprising the train.

Shinkansen:
"Shinkansen" refers to Japan's high-speed intercity rail systems operated by JR East, JR Central and JR West. Several new Shinkansen lines are now under construction or in advanced planning stages under the Nationwide Shinkansen Railway Development Law.

***Suica*:**
"*Suica*" means a pre-paid IC card that can be used at nearly all of JR East's stations in the Tokyo metropolitan area and its environs, permitting smooth, contactless passage through ticket gates. There are two types. One is a high-tech commuter pass (*Suica Pass*) and the other is stored-fare railway ticket (*Suica IO card*).

Total long-term debt:
"Total long-term debt" refers to the aggregate of long-term debt and long-term liabilities incurred for purchase of railway facilities, including the current portion thereof.

Train kilometers:
"Train kilometers" means the number of kilometers traveled by a train on operational routes, excluding movement within stations and rail yards.

CORPORATE DATA (As of March 31, 2003)

Number of Employees:	78,760* (71,186 at parent company) *Excluding employees assigned to other companies and employees on temporary leave
Number of Stations:	1,695
Number of Rolling Stock:	13,217
Average Daily Train Runs:	12,494
Passenger Line Network:	7,526.8 kilometers
Passengers Served Daily:	16.0 million (average for the year ended March 31, 2003)
Total Number of Shares Issued:	4,000,000
Total Number of Shares Outstanding:	3,999,235
Paid-in Capital:	¥200,000 million
Number of Shareholders:	338,804
Stock Exchange Listings:	Tokyo, Osaka, Nagoya
Transfer Agent:	The Mitsubishi Trust and Banking Corporation 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan (from May 6, 2003)

FOR INQUIRIES

Head Office
2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo 151-8578, Japan
Phone: +81 (3) 5334-1310
Facsimile: +81 (3) 5334-1297
E-mail: ir@jreast.co.jp
bond@jreast.co.jp

New York Office
One Rockefeller Plaza, New York, N.Y. 10020, U.S.A.
Phone: +1 (212) 332-8686
Facsimile: +1 (212) 332-8690

Paris Office
24-26, rue de la Pépinière, 75008 Paris, France
Phone: +33 (1) 45-22-60-48
Facsimile: +33 (1) 43-87-82-87

Internet Addresses

JR East:	http://www.jreast.co.jp
Ticket reservations:	http://www.world.eki-net.com
Ecology:	http://www.jreast.co.jp/eco (Social and Environmental Report)


JR-EAST

Printed in Japan

(Translation)

Annual Report Release for the Fiscal Year ended March 31, 2003 (Consolidated Basis)

May 13, 2003

East Japan Railway Company
Code Number: 9020
(URL: http://www.jreast.co.jp/)

Stock Exchange:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Representative: Mutsutake Otsuka, President and CEO
Head Office: Tokyo

Attn.: Susumu Inoue, Director of Public Relations Department
Tel.: (03)5334-1300

Board Meeting Date: May 13, 2003
U.S. Standards of Accounting: Not Applicable

1. Consolidated Business Results (April 1, 2002 through March 31, 2003)

(1) Consolidated Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Ordinary Income
Year ended March 31, 2003	¥2,565,670 million (0.9%)	¥343,095 million (8.5%)	¥202,609 million (49.2%)
Year ended March 31, 2002	¥2,543,378 million (-0.1%)	¥316,339 million (-2.3%)	¥135,786 million (1.4%)

	Net Income	Earnings per Share	Earnings per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Operating Revenues
Year ended March 31, 2003	¥97,986 million (106.1%)	¥24,453.48	–	10.2%	2.9%	7.9%
Year ended March 31, 2002	¥47,551 million (-31.3%)	¥11,887.82	–	5.1%	1.9%	5.3%

(Notes)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2003 323 million yen
   Year ended March 31, 2002 2,815 million yen

2. *Average number of outstanding shares for each period (Consolidated basis) :*
   Year ended March 31, 2003   3,999,235
   Year ended March 31, 2002   4,000,000
3. *Changes in accounting treatment: Not Applicable*
4. *Percentages appearing under operating revenues, operating income, ordinary income and net income represent the ratio of increase/decrease compared to the immediately preceding year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2003	¥6,853,403 million	¥981,855 million	14.3%	¥245,463.20
Year ended March 31, 2002	¥7,022,271 million	¥930,746 million	13.3%	¥232,686.50

(Note)

Total outstanding shares as of the end of each fiscal year (Consolidated basis):
Year ended March 31, 2003:   3,999,235
Year ended March 31, 2002:   4,000,000

(3) Consolidated Cash Flow

	Cash Flow by Operating Activities	Cash Flow by Investing Activities	Cash Flow by Financing Activities	Balance of Cash and Cash Equivalents at End of Year
Year ended March 31, 2003	¥433,304 million	¥-196,421 million	¥-310,658 million	¥126,478 million
Year ended March 31, 2002	¥455,045 million	¥-105,645 million	¥-433,589 million	¥200,021 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 101
Number of non-consolidated subsidiaries to which equity method is applicable: 0
Number of affiliated companies to which equity method is applicable: 2

(5) Changes in Object of Consolidation and Application of Equity Method

Consolidated: 2 (new), 2 (excluded)
Equity method: 0 (new), 0 (excluded)

2. Forecast of Consolidated Business Results (April 1, 2003 through March 31, 2004)

	Operating Revenues	Ordinary Income	Net Income
Interim	¥1,268,000 million	¥117,000 million	¥58,000 million
Annual	¥2,560,000 million	¥210,000 million	¥104,000 million

(Reference)
Estimated earnings per share (annual): 26,004.97 yen

* Please note that the Forecast of Business Results as mentioned above is based on a certain assumption of ours which we deem it reasonable at the moment, and that the actual results may change according to various factors.

(Translation)

Outline of the Non-Consolidated Financial Statements for the Fiscal Year ended March 31, 2003

May 13, 2003

East Japan Railway Company
Code Number: 9020
(URL: http://www.jreast.co.jp/)

Stock Exchange:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Representative: Mutsutake Otsuka, President and CEO
Head Office: Tokyo
Attn.: Susumu Inoue, Director of Public Relations Department
Tel.: (03)5334-1300

Board Meeting Date: May 13, 2003
Interim Dividends: Applicable
General Meeting of Shareholders: June 25, 2003
"Tangen" Unit Share System: Not Applicable

1. Business Results (April 1, 2002 through March 31, 2003)

(1) Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Ordinary Income
Year ended March 31, 2003	¥1,899,488 million (-0.1%)	¥301,366 million (7.8%)	¥164,071 million (65.2%)
Year ended March 31, 2002	¥1,901,977 million (-0.6%)	¥279,565 million (-3.2%)	¥99,330 million (1.5%)

	Net Income	Earnings per Share	Earnings per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Operating Revenues
Year ended March 31, 2003	¥86,966 million (20.9%)	¥21,693.96	–	9.6%	2.6%	8.6%
Year ended March 31, 2002	¥71,957 million (27.9%)	¥17,989.30	–	8.5%	1.5%	5.2%

(Notes)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2003: 4,000,000
   Year ended March 31, 2002: 4,000,000
2. *Changes in accounting treatment: Not Applicable*
3. *Percentages appearing under operating revenues, operating income, recurring income and net income represent the ratio of increase/decrease compared to the immediately preceding year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments	Ratio of Dividends to Net Income	Ratio of Dividends to Shareholders' Equity
		Interim	Annual			
Year ended March 31, 2003	¥8,000.00	¥4,000.00	¥4,000.00	¥32,000 million	36.9%	3.5%
Year ended March 31, 2002	¥5,000.00	¥2,500.00	¥2,500.00	¥20,000 million	27.8%	2.3%

(Note)

Description of year-end dividend for the year ended March 31, 2003:
Special dividend: ¥1,500.00

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2003	¥6,315,388 million	¥925,018 million	14.6%	¥231,206.85
Year ended March 31, 2002	¥6,381,669 million	¥881,402 million	13.8%	¥220,350.61

(Notes)

1. *Total outstanding shares as of the end of each fiscal year:*
   Year ended March 31 ,2003: 4,000,000
   Year ended March 31, 2002: 4,000,000
2. *Total number of own stocks as of the end of each fiscal year:*
   Year ended March 31 ,2003: –
   Year ended March 31, 2002: –

2. Forecast of Business Results (April 1, 2003 through March 31, 2004)

	Operating Revenues	Recurring Income	Net Income	Dividends per Share		
				Interim	Annual	
Interim	¥950,000 million	¥102,000 million	¥53,000 million	¥3,000.00	–	–
Annual	¥1,900,000 million	¥173,000 million	¥94,000 million	–	¥3,000.00	¥6,000.00

(Reference)
Estimated net income per share (annual): 23,500.00 yen

* Please note that the Forecast of Business Results as mentioned above is based on a certain assumption of ours which we deem it reasonable at the moment, and that the actual results may change according to various factors.

TRANSLATION

May 30, 2003

TO OUR SHAREHOLDERS:

East Japan Railway Company
2-2, Yoyogi 2-chome
Shibuya-ku, Tokyo
Japan

Mutsutake Otsuka
President and CEO

Notice of Convocation of the 16th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 16th Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, YOU MAY EXERCISE YOUR VOTING RIGHTS IN WRITING. IF YOU WISH TO DO SO, AFTER EXAMINING THE ATTACHED REFERENCE MATERIALS, PLEASE INDICATE YOUR VOTES BY FILLING OUT AND SIGNING THE ENCLOSED FORM FOR EXERCISING VOTING RIGHTS, AND RETURN THE FORM TO US.

Particulars

1. Date: At 10:00 a.m., on Wednesday, June 25, 2003

2. Place: Hotel New Otani (Main Tower)
4-1, Kioicho, Chiyoda-ku, Tokyo, Japan

* * * * * * * * * *

If you attend the Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and surrender it to the receptionist at the place of the Meeting.

3. Purpose of Meeting:

Matters to be reported:

Presentation of the Business Report, Balance Sheet and Statement of Income for the 16th fiscal year from April 1, 2002 through March 31, 2003

Matters to be resolved:

Agenda Item No. 1: Approval of the proposed appropriation of retained earnings for the 16th fiscal year

Agenda Item No. 2: Partial amendments to the Articles of Incorporation

The substance of this proposed agendum is as set forth in "Reference Materials Concerning the Exercise of Voting Rights" below.

Agenda Item No. 3: Election of two (2) Directors

Agenda Item No. 4: Election of three (3) Corporate Auditors

Agenda Item No. 5: Payment of retirement benefits to retiring Directors and Corporate Auditors

(Attached Materials)

BUSINESS REPORT

For the period from April 1, 2002 through March 31, 2003

I. SUMMARY OF OPERATIONS

1. Business Developments and Results

(1) Overview

The Japanese economy during this fiscal year showed a temporary recovery through increase in production activities led by strong exports, but such trend weakened towards the end of the fiscal year. Personal consumption which had shown a steady increase also weakened during the latter half of the fiscal year reflecting a severe employment situation with the record-high unemployment rate. Capital expenditure, although bottoming out and beginning to increase, turned out to be unpromising due to unstable factors in the international situation. Overall, the economy remained stagnant.

In this economic environment, usage of the Company's service showed an increase over the previous year, helped by favorable usage in the Tokyo metropolitan area and increased Shinkansen usage with the newly opened Morioka-Hachinohe route. Under the severe business environment, based on "New Frontier 21", the medium-term business plan for the group, the Company intensified efforts to increase revenues by making maximum use of train networks, including Shinkansen, and other management resources, such as station facilities, and promoted efficiency in business operation by way of thorough revisions of overall costs and streamlining of assets.

On June 21, 2002, 500,000 shares of the Company's common stock held by Japan Railway Construction Public Corporation were sold, and the Company was fully privatized. In order to express appreciation for the support of customers, the Company designated March of 2003 as the "Month of Gratitude to Customers Commemorating Full Privatization", and carried out various programs, such as the release of "JR East Pass".

As a result, while revenues from ordinary tickets increased with favorable traffic movement in the Tokyo metropolitan area, revenues from commuter passes continued to decrease and resulted in a decrease of operating revenues from railway operations as a whole. Operating revenues from other operations increased due to an increase in real estate leasing income, but combined with railway operations, operating revenues as a whole were ¥1,899.4 billion, a decrease of 0.1% compared with the previous year. On the other hand, operating expenses decreased on reduction of personnel costs and depreciation costs, etc., and net non-operating expenses improved on reduction of interest payments. As a result, ordinary income was ¥164.0 billion, an increase of 65.2% compared to the previous year, and net income was ¥86.9 billion, an increase of 20.9% compared to the previous year.

(2) Summary of Operations by Business Category

A. Railway Operations

In railway operations, the Shinkansen network was strengthened by the opening of the Morioka-Hachinohe route on the Tohoku Shinkansen, and regarding conventional lines, the Tokyo metropolitan area network was reinforced. Various other plans were also implemented to improve safety and passenger services, including improvement of station facilities and rolling stock as well as passenger guidance systems.

In the safety measures, the Company pursued safer operation by replacing and improving rolling stock and facilities based on "Safety Plan 21", a five-year safety plan. The Company promoted application of the ATS-P and ATS-Ps systems, which automatically stop trains in order to prevent collisions. For passenger's safety on the platform, the Company expanded installation of train emergency stop buttons and implemented a "Platform Campaign". For stable transportation, a digitalized automatic train control system for Shinkansen (DS-ATC) was introduced in line with the opening of the Morioka-Hachinohe route on the Tohoku Shinkansen; construction to prevent disasters caused by rainfall and snow was implemented for the Yamagata and Akita Shinkansen; and thorough improvement of aboveground structures of the Chuo line was carried on. In order to prevent level crossing accidents, facilities such as crossing gates were improved and a "Crossing Accident Prevention Campaign" was implemented. Furthermore, "Challenge Safety Campaign" and "Safety Caravan" campaigns were continuously carried out to raise employee's safety awareness, and an "Exhibition of Accident History" was established in JR East General Education Center, where people learn from past accidents. In addition, the International Conference on Railway Safety was held in Tokyo to share safety awareness among railway business representatives around the world.

In order to improve customer service, the Company implemented various measures to provide "Reliable Service", "High-quality Service" and "Friendly Service". For example, terminal hub stations in the Tokyo metropolitan area, such as Tokyo station and Shinjuku station, were equipped with user-friendly direction displays and better designed entrance gates, and were staffed with an increased number of "Service Managers" who conduct precise guidance to passengers at stations. Moreover, the Company expanded barrier-free station facilities by installing additional elevators and escalators, and multi-function toilets. To prepare for transport delays and stoppages, the Company placed LED displays outside entrance gates at stations of the Tokyo metropolitan area and began to utilize LCD screens inside new-model rolling stock in the Yamanote line and the Joban (express) line. The "Lost Items Management System" was also introduced at each station of the Yamanote line for speedy handling of inquiries and precise management of lost items.

In IT related services, the Company expanded interavailability for "Suica" card on the Tokyo Monorail from April 2002 and the Rinkai line (Tokyo Waterfront Area Rapid Transit) from December 2002. As of March 31, 2003, more than 5.8 million passengers were using "Suica" cards. In addition, the "Shinkansen On-Board Ticket Inspection System" was launched in December 2002 to eliminate manual on-board ticket inspections. In the major stations in the Tokyo metropolitan area, wireless LAN systems were introduced on an experimental basis to provide Internet connection service to passengers and to be used for guidance services at stations.

In the sales and marketing area, the Company strived to increase usage by improving Shinkansen competitiveness through an all-guaranteed seat service and higher-quality services in "Green Cars" in line with the opening of the Morioka-Hachinohe route on the Tohoku Shinkansen and reduced Green Car extra charges for Shinkansen and express trains of conventional lines for a limited period. The Company also developed tourism in the North Tohoku area by promoting tourist destinations in cooperation with local governments and operated "*joyful train* Kira Kira Michinoku" special trains. As a targeted marketing strategy, the Company strived to improve service for seniors and launched "Otona no Kyujitsu Concierge", a telephone information service, and expanded package lineups for "Nombiri Komachi". In order to establish a marketing system befitting IT society, the "Ticketless Reservation Service Using Mobile-phones" was started for trains including "Chuo Liner" from August 2002, and "eki-net Discount", a service to discount reserved seat charges for Shinkansen when seats are reserved via Internet and tickets are purchased at a vending machine, was introduced.

In the transportation area, a diagram revision was implemented in December 2002 in line with the opening of the Morioka-Hachinohe route on the Tohoku Shinkansen. For Shinkansen services, travel time from Tokyo to Hachinohe was dramatically reduced by the launch of "Hayate", and an all-guaranteed seat service was introduced for "Hayate" and "Komachi" to meet the needs of passengers. As for express trains on conventional lines, express trains to connect Hachinohe and Aomori, Hirosaki and Hakodate, namely "Tsugaru", "Super Hakucho" and "Hakucho", started operation. Moreover, "Azusa" and "Kaiji" on the Chuo line were all equipped with new-model rolling stock and "Narita Express" started to stop at Shibuya station in the mornings and evenings, aiming at improvement of transportation services. In the Tokyo metropolitan area transportation, mutual direct operation of the Saikyo line and the Rinkai line started, and the "Shonan-Shinjuku Line" increased the number of trains running. In order to reduce congestion, new-model rolling stock were introduced on the Yamanote line and the Joban (express) line continuously. Additionally, extra trains were operated where there were additional demand, while less-utilized trains were discontinued in order to increase transportation efficiency.

In the research and development area, the Company conducted various R&D activities as led by Research & Development Center of JR East Group, in the areas such as safety, service, cost reduction and environment to materialize "e@train", a new train system. For example, the Company acted on research for achieving a maximum speed exceeding 300km/h aiming at the world's best high-speed rail system, and started high-speed operation test utilizing rolling stock actually in use for passenger services. As for conventional line rolling stock, "AC Train", a next-generation commuter train started its operational test, and practical application of various technologies was examined. Also, in order to provide new services from the passenger's point of view, research and analysis of consumer behavior around the station was conducted. Furthermore, to reduce maintenance cost, R&D activities encompassing different areas such as "rail and wheel" and "overhead wire and pantograph" were conducted. In these R&D activities, the Company aggressively introduced external new technologies in cooperation with Railway Technical Research Institute, universities in Japan and overseas, and Deutsche Bahn AG (German Railways). In addition, the Company publicized its research findings through symposiums and information magazines.

As for environmental protection measures, the Company expanded use of low energy-consuming rolling stock and promoted recycling of wastes and "green procurement" (priority purchase of environment-friendly products), with the goal of zero-emission (elimination of unrecyclable wastes). The Company expanded the contents of its "Social and Environmental Report" (previously "Environmental Report") with the focus on actions taken by group companies. Furthermore, the Company implemented an "Ecology Campaign" and actively participated in external exhibitions to bring awareness to environmental issues.

Among the non-transport services related to railway operations, the Company promoted travel agency services focusing on expansion of north Tohoku area lineups in the domestic travel brand "View", and developed new products in cooperation with other travel agencies. The Company also strived to increase sales of targeted products, "Otona no Kyujitsu" and "Nombiri Komachi", and bargain products "Odoroki Dane!" which incorporates under-utilized trains. For the overseas travel brand "View World", a hot-selling line of products such as Hawaii tours was promoted. In order to improve services at stations, "Station Renaissance", creation of new stations for the 21st century, was carried out. For example, under the "Cosmos Plan" (large-scale development around terminal stations in the Tokyo metropolitan area) "Dila Tsudanuma" opened in Chiba, and under the "Sunflower Plan" (utilization of station spaces) "Dila Osaki" opened in Tokyo, and shopping facilities integrating View Plaza, retail stores and restaurants were opened in Hachinohe station and Atami station. Furthermore, the Company formed partnerships with companies outside the group to establish new types of shops, such as the noodle shop "Sanuki Udon NRE & Meriken-ya" in Ebisu station, Tokyo. In advertising business, the Company continuously promoted leasing of ad spaces at stations and trains, expanded introduction of advertisement over train exteriors and launched video advertisement in trains. The Company also promoted sales of "View Gift Certificate" through group-wide cooperation and conducted a campaign targeted to institutional customers to increase revenue.

As a result, the number of passengers for the fiscal year was 5.8 billion, up by 0.1% from the previous year, and passenger kilometers were 125.1 billion, up by 0.2% from the previous year, operating revenues from railway operations were ¥1,837.3 billion, down 0.2% from the previous year, and operating income from railway operations was ¥272.4 billion, up by 7.3% from the previous year.

B. Other Operations

In other operations, the Company developed businesses that can bring synergy with railway operations and strived to increase competitiveness by promoting group-wide cooperation.

In real estate leasing operations, the "JR Tokyu Meguro Building", a large-scale office building, was opened in Tokyo, and development of the station building in the Shinagawa station east entrance area was carried on. "Aji no Shokusai-kan Hashimoto", a lifestyle-oriented station building, was opened in Kanagawa, and shopping centers such as "Atré Oimachi" and "My City" were renewed focusing on day-to-day necessities and other general merchandise and restaurants. The Company also opened "HOTEL METS Hachinohe" in Aomori and "Hotel Metropolitan Edmont East Wing" in Tokyo, and promoted development of "JR East Maihama Hotel (tentative name)" in Chiba. With respect to housing development and sales, the Company sold units at condominium projects including "View Park Oimachi Hills" in Tokyo and "View Park Kashiwa Chuocho" in Chiba. An Internet shopping site "eki-net Shopping" expanded services through collaboration with major Internet shopping site operators, and "ekipara", a portal site providing general information for shopping centers of the group, improved its contents and became easier to use.

In the credit card business, the Company issued co-branded cards with group companies and new credit cards with benefits in purchasing the Company's travel products, and started online services for various customer needs. The Company also proceeded with preparation of "View Suica" card which will integrate View Card with Suica IO Card.

As a result, operating revenues from other operations were ¥62.1 billion, up by 3.2% from the previous year, and operating income from other operations was ¥28.8 billion, up by 12.2% from the previous year.

(3) Our Tasks

In "New Frontier 21", the medium-term business plan for the group, the Company defines the goal of "Trusted Life-Style Service Creating Group". With the spirit of "Autonomy and Self Responsibility", which was a fundamental of Japanese National Railways reform, the Company and the group will seek earliest realization of this goal through speedy management on the basis of full privatization. The Company will improve safety and reliability in railway business, and promote energetic life-service business that will bring synergy with the railway business, in order to receive truly favorable evaluation from all people around the group.

At the same time, the Company will strive to establish a strong management basis which will make possible stable dividend distribution and improve management transparency through expanded corporate disclosure, in acknowledgement of support from shareholders.

Continued understanding and support from shareholders will be greatly appreciated.

2. Capital Investment

Capital investments were made with the focus on safe and stable transportation, promotion of "Station Renaissance", introduction of IT technology and reduction of maintenance cost in order to accomplish the "New Frontier 21" plan.

Total amount of capital investment during the fiscal year was ¥245.9 billion. Major investments are as described below:

(1) Major Construction Works Completed

(a) Railway Operations

- Installations of automatic train stopping system (ATS-P and ATS-Ps)
  (Ryomo line and 5 other railway sections)
- Constructions to prevent disasters from rainfall

(Nagano Shinkansen and 5 other railway sections)
- Replacement of Shinkansen electric control system
- Digitalization of radio transmission system for Shinkansen
- Installations of elevators and escalators
  (223 at Tokyo and 55 other stations)
- New building of Shinkansen rolling stock (98 cars)
- New building of commuter train rolling stock for the Tokyo metropolitan area (405 cars)
- Implementation of Cosmos Plan (Tsudanuma station)

(b) Other Operations

- Construction of JR Tokyu Meguro Building
- Construction of HOTEL METS (Kamakura-Ofuna and Hachinohe)

(2) Major Construction Works in Progress

(a) Railway Operations

- Installations of automatic train stopping system (ATS-P and ATS-Ps)
  (Ito line and 4 other railway sections)
- Introduction of automatic transportation operation system (ATOS) in Tokyo area (Joban (express) line and 8 other railway sections)
- Overhead crossing construction in Ikebukuro station for Saikyo and Yamanote freight-traffic lines
- Digitalization of ATC systems on conventional lines
- Constructions to prevent disasters from rainfall
  (Akita Shinkansen and 2 other railway sections)
- Improvement of major terminal stations (Tokyo and other 4 stations)
- New building of Shinkansen rolling stock
- New building of commuter train rolling stock for the Tokyo metropolitan area

(b) Other Operations

- Construction of station building in the east entrance area of Shinagawa station

3. Fund Raising

The Company issued bonds, and borrowed long-term loans principally from banks, as detailed below to apply the funds for repayment of long-term liabilities.

	Amount	Details
Bonds	¥116.0 billion	Domestic straight bonds: ¥116.0 billion
Long-term loans principally from banks	¥123.5 billion	
Total	¥239.5 billion	

4. Changes in Results of Operations and State of Assets

(in billions of yen, except per share amount)

	13th Fiscal Year (April 1999 to March 2000)	14th Fiscal Year (April 2000 to March 2001)	15th Fiscal Year (April 2001 to March 2002)	16th Fiscal Year (April 2002 to March 2003)
Operating revenues	1,899.9	1,913.4	1,901.9	1,899.4
Railway operations	1,843.9	1,852.9	1,841.7	1,837.3
Other operations	55.9	60.5	60.1	62.1
Ordinary income	108.2	97.8	99.3	164.0
Net income	60.3	56.2	71.9	86.9
Earnings per share	15,085 yen	14,063 yen	17,989 yen	21,693 yen
Total assets	6,624.7	6,515.0	6,381.6	6,315.3
Net assets	776.1	812.1	881.4	925.0

- In the 13th fiscal year, the Company strived to increase revenue by utilizing five Shinkansen networks including Yamagata Shinkansen extended to Shinjo, and implemented various plans including reduction of cost and improvement of financial structure to promote management efficiency, aiming at establishment of healthy and stable management structure. Operating revenues were ¥1,899.9 billion, ordinary income was ¥108.2 billion and net income was ¥60.3 billion.

- In the 14th fiscal year, the Company continued to strive to increase revenue by utilizing five Shinkansen networks and promoted management efficiency through overall revisions of costs aiming for the establishment of healthy and stable management structure. Operating revenue was ¥1,913.4 billion, ordinary income was ¥97.8 billion and net income was ¥56.2 billion.

- In the 15th fiscal year, the Company strived to increase revenue by utilizing management resources, including railway network such as Shinkansen and station facilities, and promoted management efficiency through overall revision of costs. Operating revenue was ¥1,901.9 billion, ordinary income was ¥99.3 billion and net income was ¥71.9 billion.

- Performance for the 16th fiscal year is as described in "1. Business Development and Results" above.

II. SUMMARY OF THE COMPANY (as of March 31, 2003)

1. Major Businesses

The Company's major businesses are railway operations and other operations.

(1) Railway operations

Branch Office	Number of Stations	Operating kilometers (in kilometers)		
		Conventional lines	Shinkansen	Total
Tokyo Branch Office	80	178.1	17.8	195.9
Yokohama Branch Office	108	327.9	-	327.9
Hachioji Branch Office	94	287.1	-	287.1
Omiya Branch Office	76	313.0	166.5	479.5
Takasaki Branch Office	87	367.8	165.5	533.3
Mito Branch Office	112	470.1	-	470.1
Chiba Branch Office	158	592.2	-	592.2
Sendai Branch Office	287	1,122.8	223.6	1,346.4
Morioka Branch Office	230	977.5	234.5	1,212.0
Akita Branch Office	143	637.2	-	637.2
Niigata Branch Office	189	772.0	168.0	940.0
Nagano Branch Office	131	428.2	77.0	505.2
Total	1,695	6,473.9	1,052.9	7,526.8

Number of rolling stock is 13,217 (11,680 electric railcars, 299 passenger railcars, 539 diesel railcars, 212 locomotives and 487 other rolling stock).

Routes newly opened or abolished during the current fiscal year are as follows:

Newly opened: Tohoku Shinkansen (Morioka to Hachinohe, 96.6 kilometers)
December 1, 2002

Abolished: Tohoku Line (Morioka to Hachinohe, 107.9 kilometers)
December 1, 2002
With respect to the section between Morioka and Metoki, Iwate Galaxy Railway Co., Ltd., a third-sector corporation, took over the assets for railway operations and assumed the railway operations.
With respect to the section between Metoki and Hachinohe, Aomori Prefecture and Aoimori Railway Company, a third-sector corporation, took over the assets for railway operations and assumed the railway operations.

In relation to railway operations, the Company operates travel agency services, services conducted at station premises, advertising business and leasing of space under elevated tracks, etc.

(2) Other operations

The Company conducts real estate leasing services regarding station buildings and hotels, housing development and sales services and credit card services, etc.

2. Main Business Offices

Head Office: 2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo

Organizations affiliated to Head Office:
Research & Development Center of JR East Group (Saitama)
Overseas office (New York, Paris)
JR East General Education Center (Fukushima)
JR Tokyo General Hospital
Central Health Supervision Office (Tokyo)

Branch Offices, etc.:
Tokyo Branch Office, Yokohama Branch Office
Hachioji Branch Office, Omiya Branch Office
Takasaki Branch Office, Mito Branch Office
Chiba Branch Office, Sendai Branch Office
Morioka Branch Office, Akita Branch Office
Niigata Branch Office, Nagano Branch Office
Shinkansen Transport Department (Tokyo)
Tokyo Construction Office, Tokyo Electric Construction Office
Tohoku Construction Office (Miyagi)
Joshinetsu Construction Office (Gunma)
Yamagata Branch, Fukushima Branch, Aomori Branch
Niitsu Rolling Stock Plant

3. Employees

Classification	Number of employees (Increase or decrease during the fiscal year)		Average age	Average years of service
Male	69,206	(Decrease by 1,553)	44.8 years	14.1 years
Female	1,980	(Increase by 94)	29.9 years	7.4 years
Total/Average	71,186	(Decrease by 1,459)	44.4 years	13.9 years

(Note)
Average years of service, which include years of service at Japanese National Railways, is 24.5 years for all employees.

4. Information concerning Shares

(1) Total number of shares authorized to be issued
16,000,000 shares

(2) Total number of issued shares
4,000,000 shares

(3) Total number of shareholders
338,804 persons

(4) Principal shareholders

Name of shareholder	Number of shares held	Ratio of voting rights	Investment by the Company in principal shareholder: Number of shares held	Investment by the Company in principal shareholder: Ratio of voting rights
	(shares)	(%)	(shares)	(%)
The Master Trust Bank of Japan, Ltd. (as Trustee)	234,108	5.86	-	-
Japan Trustee Services Bank, Ltd. (as Trustee)	222,525	5.57	-	-
Mizuho Corporate Bank, Ltd.	199,899	5.00	-	-
The JR East Employees Shareholding Association	126,643	3.17	-	-
The Chase Manhattan Bank, N.A. London	115,271	2.88	-	-
Sumitomo Mitsui Banking Corporation	105,300	2.63	-	-
The Bank of Tokyo-Mitsubishi, Ltd.	95,000	2.38	-	-
State Street Bank and Trust Company	82,039	2.05	-	-
Nippon Life Insurance Company	80,000	2.00	-	-
Mizuho Bank, Ltd.	73,334	1.83	-	-

(Notes)

*1 The Master Trust Bank of Japan, Ltd. and Japan Trustee Services Bank, Ltd. hold all shares as trustee.

*2 Mizuho Holdings, Inc., a wholly owning parent company of Mizuho Corporate Bank, Ltd. and Mizuho Bank, Ltd. exchanged its shares with Mizuho Financial Group, Inc. as of March 12, 2003 and became its wholly owned subsidiary.

As of March 31, 2003, the Company held 40,599 shares of common stock of Mizuho Financial Group, Inc. (ratio of voting rights holding is 0.43%).

*3 Sumitomo Mitsui Banking Corporation established Sumitomo Mitsui Financial Group, Inc., a holding company, as of December 2, 2002 through share transfer and became its wholly owned subsidiary.

As of March 31, 2003, the Company held 17,231 shares of common stock of Sumitomo Mitsui Financial Group, Inc. (ratio of voting rights holding is 0.30%).

*4 As of March 31, 2003, the Company held 16,701 shares (ratio of voting rights holding is 0.27%) of common stock of Mitsubishi Tokyo Financial Group, Inc., a wholly owning parent company of The Bank of Tokyo-Mitsubishi, Ltd.

5. Group Activities

(1) Principal Subsidiaries

Name of subsidiary	Stated capital (Millions of yen)	Ratio of voting rights held by the Company (%)	Main business
Ikebukuro Terminal Building Co., Ltd.	6,000	55.6 (1.3)	Hotel operations
JR Bus Kanto Co., Ltd.	4,000	100.0	Passenger bus transport services
East Japan Kiosk Co., Ltd.	3,855	90.9	Retail sales
Tokyo Monorail Co., Ltd.	3,000	70.0	Monorail transport services
Lumine Co., Ltd.	2,375	86.6	Real estate leasing
JR Bus Tohoku Co., Ltd.	2,350	100.0	Passenger bus transport services
Sendai Terminal Building Co., Ltd.	1,800	93.3 (10.0)	Hotel operations
JR East Urban Development Corporation	1,450	100.0	Real estate leasing
Nippon Restaurant Enterprise Co., Ltd.	730	91.3 (3.7)	Restaurant business and Retail sales
East Japan Railway Trading Co., Ltd.	560	100.0 (36.0)	Wholesale
JR East Japan Information Systems Company	500	100.0	Information processing
The EKIBIRU Development Co. TOKYO	300	100.0	Real estate leasing
East Japan Marketing & Communications, Inc.	250	100.0	Advertising and publicity
East Japan Eco Access Co., Ltd.	120	100.0	Cleaning services
JR East Mechatronics Co., Ltd.	100	100.0	Maintenance services
JR East Facility Management Co., Ltd.	50	100.0	Building maintenance

(Note)

* Ratios of voting rights in parentheses represent shares held indirectly by the Company.

(2) Developments and Results of Group Activities During this Fiscal Year

Tokyo Monorail Co., Ltd. has been included in principal subsidiaries as from the fiscal year. Ratios of voting rights in Ikebukuro Terminal Building Co., Ltd., Lumine Co., Ltd. and Sendai Terminal Building Co., Ltd. have been increased due to additional share acquisition during the fiscal year.

The Company's consolidated subsidiaries as of March 31, 2003 were comprised of 101 companies, including 16 principal subsidiaries described in (1) above, and two of its affiliates were accounted for by the equity method of accounting. During the fiscal year, two companies (JR East Personnel Service Co., Ltd. and JR East Logistics Platform Co., Ltd.) were newly consolidated and two companies (Tohoku Resort System Co., Ltd. and Sobu Station Development Co., Ltd.) were excluded from consolidation. Affiliates accounted for by the equity method of accounting have not changed during this fiscal year.

Consolidated net sales for the fiscal year amounted to ¥2,565.6 billion, an increase of 0.9% compared with the previous year. Consolidated net income for this fiscal year amounted to ¥97.9 billion, an increase of 106.1% compared with the previous year.

6. Principal Lenders

Name of lender	Borrowings outstanding (Millions of yen)	Shares of the Company held by the lenders	
		Number of shares held (shares)	Ratio of voting rights (%)
Development Bank of Japan	265,907	-	-
Mizuho Corporate Bank, Ltd.	172,500	199,899	5.00
Sumitomo Mitsui Banking Corporation	90,600	105,300	2.63
The Bank of Tokyo-Mitsubishi, Ltd.	65,500	95,000	2.38
The Mitsubishi Trust and Banking Corporation	33,500	66,002	1.65
UFJ Bank Limited	27,000	40,000	1.00
The Norinchukin Bank	22,000	30,018	0.75
Mizuho Bank, Ltd.	20,000	73,334	1.83

7. Directors and Corporate Auditors

Position and name		Duty or principal occupation
Chairman	Masatake Matsuda	
President and CEO (Representative Director)	Mutsutake Otsuka	
Executive Vice President (Representative Director)	Eiji Hosoya	Director General of Life-style Business Development Headquarters
Executive Vice President (Representative Director)	Yoshio Ishida	Director General of Railway Operations Headquarters
Executive Vice President (Representative Director)	Satoshi Seino	Director General of Corporate Planning Headquarters
Executive Director	Nobuyuki Hashiguchi	Deputy Director General of Railway Operations Headquarters; In charge of Facilities Department, Railway Operations Headquarters; In charge of Construction Department
Executive Director	Makoto Natsume	In charge of Finance Department; In charge of Personnel Department; In charge of Health & Welfare Department
Executive Director	Yasutomo Shirakawa	Deputy Director General of Railway Operations Headquarters; In charge of Marketing Department, Railway Operations Headquarters; In charge of Transport & Rolling Stock Department, Railway Operations Headquarters; In charge of Credit Card Department; In charge of IT Business Project
Executive Director	Yukio Arimori	General Manager of Technology Planning Department, Corporate Planning Headquarters; Executive Director of Research & Development Center of JR East Group; In charge of Transport Safety Department, Railway Operations Headquarters
Executive Director	Hiroshi Okawa	General Manager of Tokyo Branch Office
Executive Director	Tetsujiro Tani	General Manager of Administration Department; In charge of Inquiry & Audit Department; In charge of Public Relations Department; In charge of Legal Department
Executive Director	Yoshiaki Arai	Deputy Director General of Life-style Business Development Headquarters
Director	Kunio Aoki	General Manager of Niigata Branch

		Office
Director	Hiroshi Ogino	General Manager of Morioka Branch Office
Director	Makoto Egashira	General Manager of Hachioji Branch Office
Director	Atsuhiko Kano	General Manager (with specific responsibility) of Life-style Business Development Headquarters
Director	Nobuyuki Sasaki	General Manager of Personnel Department; Director of JR East General Education Center
Director	Shinichi Shimizu	General Manager of Sendai Branch Office
Director	Masao Tsukamoto	General Manager of Akita Branch Office
Director	Tsutomu Sato	General Manager of Takasaki Branch Office
Director	Tetsuro Tomita	General Manager of Management Administration Department, Corporate Planning Headquarters
Director	Takao Kubo	General Manager of Mito Branch Office
Director	Takao Saito	General Manager of Nagano Branch Office
Director	Masanori Tanaka	General Manager of Omiya Branch Office
Director	Toru Sekine	Stationmaster of Tokyo Station, Tokyo Branch Office
Director	Shunichi Suzuki	General Manager of Chiba Branch Office
Director	Yoichi Minami	General Manager of Marketing Department, Railway Operations Headquarters
Director	Masaki Ogata	General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters
Director	Masahiko Ogura	General Manager of Yokohama Branch Office
Director	Shoichiro Yoshida	Chairman, Representative Director and CEO of Nikon Corp.
Director	Takeshi Inoo	
Full-time Corporate Auditor	Katsuhiro Harada	
Full-time Corporate Auditor	Nobumasa Omatsu	

Corporate Auditor	Tetsuo Takeuchi	Chairman, Board of Trustees, Daito Bunka University
Corporate Auditor	Kiyoshi Uetani	Lawyer
Corporate Auditor	Tsutoo Matsumoto	Auditor of The Japanese Institute of Certified Public Accountants

(Notes)

1. Mr. Shoichiro Yoshida and Mr. Takeshi Inoo, Directors, are outside corporate directors as prescribed in Item 7-2, Paragraph 2, Article 188 of the Commercial Code.

2. Mr. Katsuhiro Harada and Mr. Nobumasa Omatsu, Full-time Corporate Auditors, and Mr. Kiyoshi Uetani and Mr. Tsutoo Matsumoto, Corporate Auditors, are outside corporate auditors as prescribed in Paragraph 1, Article 18 of the Law concerning Special Measures under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations (Kabushiki Kaisha).

3. Mr. Masayuki Saito, Executive Director, resigned as of May 17, 2002.

4. Mr. Kikuo Kojima, Executive Vice President and Representative Director, Mr. Yukio Suda, Mr. Jinichiro Imaki and Mr. Takeshi Inoue, Executive Directors and Mr. Eiji Ishiyama and Mr. Shunji Kono, Directors, retired as of the conclusion of the 15th Ordinary General Meeting of Shareholders held on June 26, 2002.

5. The following change has been made to the duty of Director as from April 1, 2003.

Atsuhiko Kano	New:	General Manager of Life-style Business Development Headquarters
	Old:	General Manager (with specific responsibility) of Life-style Business Development Headquarters

III. SUBSEQUENT EVENTS

The Company issued bonds under the following terms.

1. East Japan Railway Company Unsecured Bonds (25th series)

(1)	Issue date:	April 21, 2003
(2)	Aggregate principal amount:	¥30,000 million
(3)	Issue price:	99.95% of the principal amount
(4)	Interest rate:	0.79% per annum
(5)	Maturity:	March 19, 2013
(6)	Use of proceeds:	Funds for repayment of debts and long-term liabilities incurred for purchase of railway facilities

2. East Japan Railway Company Unsecured Bonds (26th series)

(1)	Issue date:	April 21, 2003
(2)	Aggregate principal amount:	¥10,000 million
(3)	Issue price:	99.89% of the principal amount
(4)	Interest rate:	1.19% per annum
(5)	Maturity:	December 20, 2022
(6)	Use of proceeds:	Funds for repayment of debts and long-term liabilities incurred for purchase of railway facilities

---

Note: All yen amounts given in this report are shown by rounding down any amounts less than the units shown.

BALANCE SHEET

(As of March 31, 2003)

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥80,400
Railway fares receivable	32,799
Accounts receivable	95,666
Short-term loans receivable	29,054
Real estate for sale	13,798
Inventories	9,719
Prepaid expenses	4,854
Deferred income taxes	43,853
Other current assets	17,334
Allowance for doubtful accounts	(1,293)
Total current assets	326,188
Fixed Assets:	
Fixed assets for railway operations	4,631,254
Fixed assets for other operations	353,402
Fixed assets relating to both operations	414,582
Construction in progress	138,790
Investment and other assets:	
Stocks of subsidiaries	147,449
Investment in securities	83,730
Long-term loans receivable	74,182
Long-term prepaid expenses	12,106
Long-term deferred income taxes	130,375
Other investment and other assets	3,792
Allowance for doubtful accounts	(484)
Total investment and other assets	451,152
Total fixed assets	5,989,182
Deferred Assets:	
Bond issue discount	16
Total deferred assets	16
Total Assets	¥6,315,388

Liabilities	*(Millions of yen)*
Current Liabilities:	
Short-term loans	¥60,000
Current portion of long-term loans	263,009
Current portion of long-term liabilities incurred for purchase of railway facilities	133,913
Payables	313,207
Accrued expenses	24,364
Accrued consumption tax	11,627
Accrued income taxes	86,336
Fares deposited with regard to railway connecting services	15,593
Deposits received	8,986
Prepaid railway fares received	114,197
Advances received	55,428
Allowance for bonuses to employees	71,870
Other current liabilities	16,631
Total current liabilities	1,175,167
Long-term Liabilities:	
Bonds	893,960
Long-term loans	697,469
Long-term liabilities incurred for purchase of railway facilities	2,018,331
Accrued severance and retirement benefits	547,230
Other long-term liabilities	58,211
Total long-term liabilities	4,215,202
Total Liabilities	¥5,390,369
Shareholders' Equity	
Common Stock	¥200,000
Capital Surplus:	
Additional paid-in capital	96,600
Total capital surplus	96,600
Earnings Surplus:	
Legal reserve	22,173
Reserve for special depreciation	1,496
Reserve for deferred gain on sales of fixed assets	28,420
General reserve	430,000
Unappropriated retained earnings	146,077
(Net income for the period within above)	(86,966)
Total earnings surplus	628,167
Net Unrealized Holding Gains on Securities	250
Total Shareholders' Equity	925,018
Total Liabilities and Shareholders' Equity	¥6,315,388

STATEMENT OF INCOME
(Year ended March 31, 2003)

	(Millions of yen)
Ordinary Items	
Operating revenues and expenses:	
Railway operations:	
Operating revenues	¥1,837,367
Operating expenses	1,564,868
Operating income	272,499
Other operations:	
Operating revenues	62,120
Operating expenses	33,253
Operating income	28,867
Total operating income	301,366
Non-operating income and expenses:	
Non-operating income:	
Interest and dividend income	2,814
Other income	33,132
Total non-operating income	35,947
Non-operating expenses:	
Interest expense	170,244
Other expenses	2,997
Total non-operating expenses	173,242
Ordinary income	¥164,071

	(Millions of yen)
Extraordinary Items	
Extraordinary gains:	
Construction grants received	65,378
Gain on sales of fixed assets	43,266
Gain on sales of investment in securities	14,893
Other gains	584
Total extraordinary gains	124,123
Extraordinary losses:	
Loss from direct deduction from acquisition cost of fixed assets regarding construction grants	54,147
Loss on sales of fixed assets	25,180
Devaluation losses on investment in securities	16,955
Devaluation losses on fixed assets	14,304
Other losses	11,493
Total extraordinary losses	122,081
Income before income taxes	166,113
Income taxes-current	131,893
Income taxes-deferred	(52,746)
Net income	86,966
Unappropriated retained earnings brought forward	75,110
Interim cash dividends	16,000
Unappropriated retained earnings at end of year	¥146,077

NOTES

SIGNIFICANT ACCOUNTING POLICIES

1 Basis and method of valuation of securities

Securities are valued according to the Accounting Standards for Financial Instruments.

Held-to-maturity debt securities: amortized cost method
Equity securities issued by subsidiaries and affiliates: moving average cost method
Available-for-sale securities:

- Securities with market value: market method based on fair market value as of March 31, 2003. (Valuation differences are directly reported as a separate item in shareholders' equity, and the cost of sales is determined by the moving average cost method.)
- Securities without market value: moving average cost method.

2. Basis and method of valuation of inventories

Real estate for sale: identified cost method
Inventories: moving average cost method

3. Method of depreciation and amortization of fixed assets

(1) Tangible fixed assets

Tangible fixed assets are depreciated using the declining balance method; provided, however, that replacement assets included in structures of railway fixed assets are depreciated using the replacement method.

Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight line method. Methods to determine number of years of useful life and residual value are the same method as stipulated in the Japanese Corporation Tax Law.

(2) Intangible fixed assets

Intangible fixed assets are amortized using the straight line method. Method to determine number of years of useful life is the same method as stipulated in the Japanese Corporation Tax Law.

Software designed for internal use is amortized using the straight line method based on internally expected useful life (five years).

4. Accounting for deferred assets

Expenses for issuance of bonds: Charged to income when paid.
Bond issue discount: Evenly amortized during the life of the bonds.

5. Accounting for allowances

(1) Allowance for doubtful accounts

For general receivables, allowance is provided based on past loan loss experience. For receivables from debtors in financial difficulty, allowance is provided for estimated unrecoverable amounts on an individual basis.

(2) Allowance for bonuses to employees

Allowance for bonuses to employees is provided based upon the expected amount to be paid.

(3) Accrued severance and retirement benefits

The Company accrues severance and retirement benefits at the end of this fiscal year in an amount calculated based on the actuarial present value of all severance and retirement benefits attributable to employee services rendered prior to the end of this fiscal year.

Transition obligation is charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. The balance of unrecognized net transition obligation as of the balance sheet date is ¥338,297 million.

The unrecognized prior service costs is amortized by the straight-line method and charged to income over the number of years which does not exceed the average remaining years of employment at the time when the prior service cost incurred (10 years).

Actuarial gains and losses are recognized in expenses using the straight-line method over constant years (10 years) within the average of the estimated remaining service lives of employees at the time when the actuarial gains and losses are incurred in each period, commencing with the following fiscal year.

6. Accounting for direct deduction from acquisition cost of fixed assets regarding construction grants

The Company receives construction grants from local public entities, etc., as a part of construction costs for elevation of rail line for serial overpasses and expansion of railway crossing in its railway operations.

These construction grants are recognized by directly deducting the amount equal to such construction grants from the acquisition cost of fixed assets at the time of completion of construction.

In the statement of income, construction grants are stated in extraordinary gains as "Construction grants received" including the amount received for condemnation, and the amount directly deducted from the acquisition cost of fixed assets are stated in extraordinary loss as "Loss from direct deduction from acquisition cost of fixed assets regarding construction grants" including the reduction for condemnation.

The amount in "Construction grants received" excluding the amount received for condemnation is ¥33,896 million, and the amount in "Loss from direct deduction from acquisition cost of fixed assets regarding construction grants" excluding the reduction for condemnation is ¥33,468 million.

7. Accounting for consumption tax

Consumption tax is accounted for by exclusion from each corresponding transaction.

CHANGES IN ACCOUNTING POLICIES

1. Application of Accounting Standards for Treasury Shares and Reduction of Legal Reserves, etc.

As from this fiscal year, the Company applies the Accounting Standards for Treasury Stocks and Reduction of Legal Reserves (Accounting Standard No. 1).
The Company did not acquire its own shares or make a reduction of legal reserve during this fiscal year. As the Enforcement Order of Commercial Code was implemented and the Railway Business Accounting Standards were amended, "Shareholders' Equity" in the balance sheet is prepared in accordance with the Enforcement Order of Commercial Code and amended Railway Business Accounting Standards.

2. Application of Accounting Standards for Earnings Per Share

As from this fiscal year, the Company applies the Accounting Standards for Earnings Per Share (Accounting Standard No. 2).
Earnings per share calculated based on the prior method is ¥21,741.65 per share.

NOTES TO THE BALANCE SHEET

1. All amounts in the Balance Sheet are rounded down to eliminate any amounts less than one million yen.

2. Accumulated depreciation of tangible fixed assets ¥4,669,043 million

3. Fixed assets for business operation

   Tangible fixed assets: ¥5,369,665 million

Land:	¥2,093,746 million	Buildings:	¥514,829 million
Structures:	¥2,169,785 million	Rolling stock:	¥379,011 million
Others:	¥212,292 million		

   Intangible fixed assets: ¥29,574 million

4. Accumulated amount of construction grants directly deducted from acquisition cost of fixed assets ¥478,190 million

5. Short-term monetary receivables from subsidiaries ¥26,835 million
   Long-term monetary receivables from subsidiaries ¥74,136 million

6. Short-term monetary payables to subsidiaries ¥126,738 million
Long-term monetary payables to subsidiaries ¥2,128 million

7. According to the provision of Article 7 of the Supplementary Provision of the Law to Amend Part of the Law Concerning the Passenger Railway Companies and the Japan Freight Railway Company (Law No. 61 of 2001), the entire assets of the Company are pledged as general mortgage for the bonds (including contingent liabilities).

However, bonds issued after December 1, 2001 amounting to ¥176,000 million are unsecured.

8. Contingent liabilities

(1) Original debt under the debt assumption agreements for the bonds issued by the Company: ¥100,000 million

(2) Original debt under the currency swap agreement:
Euro U.S. dollar bonds (1st series)
(issued on March 16, 1994): U.S.$600 million

Amount to be repaid under the cross currency swap agreement is stated in yen as "Current portion of long-term loans".

9. Earnings per share ¥21,693.96

Basis for calculation of earnings per share	
Net income	¥86,966 million
Amount not attributable to common shareholders	¥190 million
(bonuses to directors in proposal for appropriation of retained earnings included in the above amount	¥190 million)
Earnings attributable to common shares	¥86,775 million
Average number of issued and outstanding common shares during the fiscal year	4,000,000 shares

10. Value of net assets as stipulated in Article 290, Paragraph 1, Item 6 of the Commercial Code ¥250 million

NOTES TO THE STATEMENT OF INCOME

1. All amounts in the Statement of Income are rounded down to eliminate any amounts less than one million yen.

2. Operating revenues ¥1,899,488 million

3. Operating expenses ¥1,598,121 million

Transportation cost and sales cost	¥970,458 million
General administrative and selling expenses	¥295,492 million
Taxes	¥75,759 million
Depreciation cost	¥256,410 million

4. Transactions with subsidiaries

Operating revenues	¥111,261 million
Operating expenses	¥231,382 million
Non-operating transactions with subsidiaries	¥33,983 million

ADDITIONAL INFORMATION

Due to the amendment of the Local Tax Law promulgated on March 31, 2003, pro forma standard taxation will be adopted from the fiscal year commencing after April 1, 2004. According to this, for the temporary difference stated for this fiscal year, the statutory effective tax rate has been changed with respect to the temporary difference which will be eliminated after April 1, 2004.

According to such change, deferred income taxes were reduced by ¥248 million and long-term deferred income taxes were reduced by ¥3,176 million compared to the amount calculated based on prior statutory effective tax rate. Likewise, income taxes-deferred were reduced by ¥3,430 and net income was reduced by the same amount. Net unrealized holding gains on securities were increased by ¥5 million.

PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings at the end of the year	¥146,077,164,051
Reversal of reserve for special depreciation	279,210,370
Reversal of reserve for deferred gain on sales of fixed assets	1,946,247,552
Total	148,302,621,973

We will appropriate these amounts as follows:

Dividend (¥4,000 per share (ordinary dividend of ¥2,500 per share and special dividend of ¥1,500 per share))	16,000,000,000
Bonuses to directors (of which to corporate auditors: ¥22,384,000)	190,778,000
Reserve for deferred gain on sales of fixed assets	6,524,540,319
General reserve	50,000,000,000
Total	72,715,318,319
Unappropriated retained earnings to be carried forward	¥75,587,303,654

(Note) On December 10, 2002, an interim dividend of ¥16,000,000,000 (¥4,000 per share (ordinary dividend of ¥2,500 per share and special dividend of ¥1,500 per share) was paid to the shareholders.

Copy of Audit Report of Accounting Auditors

(Translation Omitted)

Copy of Audit Report of the Board of Corporate Auditors

(Translation Omitted)

REFERENCE MATERIALS CONCERNING THE EXERCISE OF VOTING RIGHTS

1. The total number of voting rights held by all the shareholders

3,998,420

2. Agenda and Reference Materials

Agenda Item No. 1: Approval of the proposed appropriation of retained earnings for the 16th fiscal year

For the appropriation of earnings, we are taking into consideration enhancement of retained earnings for future development of our business focusing on railway operations on a sound foundation, as well as stable dividend payment to shareholders.

Along with this policy, the content of the proposed agendum is as set forth on page 28.

An interim cash dividend of ¥4,000 per share was paid in December 2002, consisting of an ordinary dividend of ¥2,500 and a special dividend of ¥1,500 to commemorate full privatization of the Company. The year-end dividend for the 16th fiscal year is proposed to also be ¥4,000 per share, consisting of an ordinary dividend of ¥2,500 and a special dividend of ¥1,500 to commemorate full privatization of the Company.

Agenda Item No. 2: Partial amendments to the Articles of Incorporation

(1) Explanation of Amendment

1) In accordance with the establishment of the system of lapse of shares provided for in the recently enforced "Law to Partially Amend the Commercial Code, etc." (Law No. 44 of 2002), necessary amendments are proposed to provide for the register of lost shares in the corresponding provisions of the Company's Articles of Incorporation. The Law also provides that the holders of fractional shares may request sale of additional fractional shares to make a full share, and necessary amendments are proposed to enable this. Furthermore, in accordance with the easing of restrictions on quorum for a special resolution at shareholders' meetings regarding amendment of the Articles of Incorporation, etc., necessary amendments are proposed to change the quorum for special resolution in order to hold shareholders' meetings more smoothly. (Proposed Article 6, current Article 6, Article 8 and Article 12.)

2) As the new Article 6 will be added, it is proposed to renumber other relevant articles. (Article 6 to Article 28.)

(2) Content of Amendment

The proposed amendment is as follows.

(Parts to be amended are underlined.)

Current Provisions	Proposed Amendments
(added)	Article 6. Request for sale of fractional shares A holder of fractional shares may request the Company to sell additional fractional shares which will make a full share when combined with the fractional shares already held by such holder.
Article 6. Share Handling Regulations The matters relating to the handling of shares and fractional shares including the denomination of the share certificates to be issued by the Company, registration of transfer of shares, entries or recording to the register of beneficial owners, entries or recording to the register of fractional shares and purchase of fractional shares, shall be governed by the Share Handling Regulations prescribed by the Board of Directors.	Article 7. Share Handling Regulations The matters relating to the handling of shares and fractional shares including the denomination of the share certificates to be issued by the Company, registration of transfer of shares, entries or recording to the register of beneficial owners, entries or recording to the register of fractional shares, entries or recording to the register of lost shares, and purchase and sale of fractional shares, shall be governed by the Share Handling Regulations prescribed by the Board of Directors.
Article 7. (text omitted)	Article 8. (same as present)
Article 8. Transfer Agent 1. The Company shall have a Transfer Agent for its shares and fractional shares. 2. The Transfer Agent and its share handling office shall be selected by resolution of the Board of Directors and public notice thereof shall be given. 3. The shareholders register and the register of fractional shares of the Company shall be kept at the share handling office of the Transfer Agent, and the Company shall cause the Transfer Agent to handle, but shall not itself handle, matters relating to the handling of shares and fractional shares including registration of transfer of shares, entries or recording to the register of beneficial owners, entries or recording to the register of fractional shares and purchase of fractional shares.	Article 9. Transfer Agent 1. The Company shall have a Transfer Agent for its shares and fractional shares. 2. The Transfer Agent and its share handling office shall be selected by resolution of the Board of Directors and public notice thereof shall be given. 3. The shareholders register, the register of fractional shares and the register of lost shares of the Company shall be kept at the share handling office of the Transfer Agent, and the Company shall cause the Transfer Agent to handle, but shall not itself handle, matters relating to the handling of shares and fractional shares including registration of transfer of shares, entries or recording to the register of beneficial owners, entries or recording to the register of fractional shares, entries or recording to the register of lost shares, and purchase and sale of fractional shares.
Article 9 to Article 11 (text omitted)	Article 10 to Article 12 (same as present)

Current Provisions	Proposed Amendments
Article 12. Method of Resolution Unless otherwise provided by law or regulation or by these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights held by the shareholders present thereat. (added)	Article 13. Method of Resolution 1. Unless otherwise provided by law or regulation or by these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights held by the shareholders present thereat. 2. A resolution provided by Article 343 of the Commercial Code shall be adopted by two-third (2/3) of the voting rights held by the shareholders present at the general meeting of shareholders, who shall represent one-third (1/3) or more of the total number of voting rights of all shareholders.
Article 13 to Article 21 (text omitted)	Article 14 to Article 22 (same as present)
Article 22. Election of Corporate Auditors Paragraph 1 of Article 16 hereof shall apply as well to the Corporate Auditors.	Article 23. Election of Corporate Auditors Paragraph 1 of Article 17 hereof shall apply as well to the Corporate Auditors.
Article 23 to Article 28 (text omitted)	Article 24 to Article 29 (same as present)
Supplementary Provisions (Provisional Measure concerning Term of Office of Corporate Auditors) Term of office of Corporate Auditors provided for in Article 23 shall be in accordance with the Commercial Code and Article 7 of the Supplementary Provisions of the Law to Amend Part of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint Stock Corporations (Kabushiki Kaisha) (Law No. 149 of 2001).	Supplementary Provisions (Provisional Measure concerning Term of Office of Corporate Auditors) Term of office of Corporate Auditors provided for in Article 24 shall be in accordance with the Commercial Code and Article 7 of the Supplementary Provisions of the Law to Amend Part of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint Stock Corporations (Kabushiki Kaisha) (Law No. 149 of 2001).

Agenda Item No. 3: Election of two (2) Directors

As six Directors, namely Messrs. Eiji Hosoya, Kunio Aoki, Hiroshi Ogino, Makoto Egashira, Masao Tsukamoto and Tsutomu Sato, will resign at the conclusion of this Ordinary General Meeting of Shareholders, it is proposed to elect two Directors to fill vacancies caused by such resignations.

The candidates for Directors are as follows:

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
1	Kazuyuki Kogure (September 3, 1951)	April 1976 Entered Japanese National Railways February 1987 Assistant of Accounting Section, Accounting Department April 1987 Entered the Company Deputy Manager of Accounting Division, Finance Department June 1989 Deputy Manager of General Affairs Division, General Affairs Department May 1992 Manager of General Affairs Division, General Affairs Department October 1993 Manager of Stock Division, General Affairs Department January 1995 Manager of Finance Division, Finance Department June 1998 Manager of Accounting & Budget Division, Finance Department June 2001 General Manager of Finance Department (continuing to the present)	6 shares
2	Katsumi Asai (October 28, 1953)	April 1977 Entered Japanese National Railways December 1986 Assistant of Office of Incorporation of East Japan Railway Corporation April 1987 Entered the Company Senior Staff of Investment Planning Department, Corporate Planning Headquarters February 1989 Deputy Manager of Investment Planning Department, Corporate Planning Headquarters April 1990 Manager of General Affairs Division, Morioka Branch Office	5 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		April 1993 Manager of Human Resources Development Department June 1994 Manager of Business Management Division, Tokyo District Head Office June 1995 Manager of General Affairs Division, Tokyo District Head Office June 1998 Manager of Management Administration Department, Corporate Planning Headquarters June 2000 Manager of General Affairs Department June 2003 Deputy General Manager of General Affairs Department (continuing to the present)	

(Note)

There is no special interest between the Company and any of the above candidates.

Agenda Item No. 4: Election of three (3) Corporate Auditors

As the term of office of three Corporate Auditors, namely Messrs. Katsuhiro Harada, Nobumasa Omatsu and Tetsuo Takeuchi will expire at the conclusion of this Ordinary General Meeting of Shareholders, it is proposed to elect three Corporate Auditors.

The Board of Corporate Auditors has approved this agenda.

The candidates for Corporate Auditors are as follows:

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
1	Toshiaki Omori (March 16, 1947)	July 1969 Entered Ministry of Transportation June 1986 Chief of Planning of Japanese National Railways Business Planning Office April 1987 Manager of Research and Planning Section, Business Department, Japan	-

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Freight Railway Company July 1988 Manager of Transportation Planning Section, Regional Transportation Office, Ministry of Transportation June 1991 Manager of Planning Office, New Tokyo International Airport Authority August 1993 Manager of Policy Section, Transportation Policy Department, Ministry of Transportation June 1994 Councilor of Minister's Secretariat, Ministry of Transportation July 1996 Deputy General Manager of Japan Coast Guard June 1997 Director of Japan Freight Railway Company June 1999 Executive Officer and Manager of Tokai Branch of Japan Freight Railway Company June 2001 Full-time Corporate Auditor of IBJ Leasing Co., Ltd. (continuing to the present)	
2	Jiro Bando (December 7, 1946)	April 1970 Entered National Police Agency March 1991 Director of Ishikawa Police Headquarters April 1992 Manager of Life Safety Division, National Police Agency January 1993 Manager of General Secretariat Office of Director General of the Imperial Household Agency April 1995 Manager of Secretariat, Imperial Household Agency August 1996 General Manager of Security Department of Tokyo Metropolitan Police	-

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		January 1998 General Manager of General Affairs Department, Tokyo Metropolitan Police January 2000 General Manager of Transportation Office, National Police Agency March 2002 Senior Director of Cooperative Association of Police Staff (continuing to the present)	
3	Shinobu Hasegawa (January 5, 1934)	April 1956 Entered Japanese National Railway July 1983 Manager of Freight Office September 1984 Manager of Personnel Office July 1985 Managing Director of Japanese National Railway April 1987 Corporate Advisor of East Japan Kiosk Co., Ltd. February 1988 Managing Director of East Japan Kiosk Co., Ltd. June 1991 President and Representative Director of Kokubunji Terminal Building Co., Ltd. June 1995 President and Representative Director of Ikebukuro Terminal Building Co., Ltd. June 2002 Chairman and Director of Ikebukuro Terminal Building Co., Ltd. (continuing to the present)	13 shares

(Notes)

1. There is no special interest between the Company and any of the above candidates.

2. Mr. Toshiaki Omori and Mr. Jiro Bando are candidates for outside Corporate Auditors as required under paragraph 1, Article 18 of "the Law for Special Exceptions to the Commercial Code concerning Audit, etc., of Joint Stock Corporations (Kabushiki Kaisha)".

Agenda Item No. 5: Payment of retirement benefits to retiring Directors and Corporate Auditors

It is proposed that appropriate retirement benefits be paid to Messrs. Eiji Hosoya, Kunio Aoki, Hiroshi Ogino, Makoto Egashira, Masao Tsukamoto and Tsutomu Sato for their services as Directors who will resign at the conclusion of this Ordinary General Meeting of Shareholders, and Messrs. Katsuhiro Harada, Nobumasa Omatsu and Tetsuo Takeuchi for their services as Corporate Auditors who will retire at the conclusion of this Ordinary General Meeting of Shareholders, each in accordance with the Company's regulations and its customary practices.

It is proposed that the details of each such payment, including the amount, time and method of payment, be discussed and determined by the Board of Directors with respect to retiring Directors and by the Board of Corporate Auditors with respect to retiring Corporate Auditors.

The brief personal records of the retiring Directors and Corporate Auditors are as follows:

Name	Brief Personal Record	
Eiji Hosoya	June 1993	Director of the Company, General Manager of Business Management Department, General Planning Headquarters.
	June 1996	Executive Director of the Company
	June 2000	Executive Vice President and Representative Director of the Company, Director General of Life-style Business Development Headquarters (continuing to the present)
Kunio Aoki	June 2000	Director of the Company, General Manager of Niigata Branch Office (continuing to the present)
Hiroshi Ogino	June 2000	Director of the Company, General Manager of Morioka Branch Office (continuing to the present)
Makoto Egashira	June 2000	Director of the Company, General Manager of Hachioji Branch Office (continuing to the present)
Masao Tsukamoto	June 2000	Director of the Company, General Manager of Akita Branch Office (continuing to the present)
Tsutomu Sato	June 2000	Director of the Company, General Manager of Takasaki Branch Office (continuing to the present)

Name		Brief Personal Record
Katsuhiro Harada	June 1995	Full-time Corporate Auditor of the Company (continuing to the present)
Nobumasa Omatsu	June 1997	Full-time Corporate Auditor of the Company (continuing to the present)
Tetsuo Takeuchi	June 1997	Corporate Auditor of the Company (continuing to the present)

TRANSLATION

June 25, 2003

TO OUR SHAREHOLDERS:

East Japan Railway Company
2-2, Yoyogi 2-chome
Shibuya-ku, Tokyo
Japan

Mutsutake Otsuka
President and CEO

<u>Notice of Resolutions at the 16th Ordinary General Meeting of Shareholders</u>

This is to inform you that, at the Company's 16th Ordinary General Meeting of Shareholders held on the date hereof, reports were made and resolutions were adopted as described below.

Particulars

Matters reported: Presentation of Business Report, Balance Sheet and Statement of Income for the 16th fiscal year from April 1, 2002 through March 31, 2003

Contents of the above statements were reported.

Matters resolved:

Agenda Item No. 1: Approval of the proposed appropriation of retained earnings for the 16th fiscal year

Approved as proposed. The year-end dividend shall be ¥4,000 per share (consisting of an ordinary dividend of ¥2,500 and a special dividend of ¥1,500 to commemorate full privatization of the Company).

Agenda Item No. 2: Partial amendments to the Articles of Incorporation

Approved as proposed. Following amendments were made to the Articles of Incorporation in accordance with the amendments to the Commercial Code.

(i) In accordance with the establishment of the system of lapse of shares, references to the register of lost shares were added.

(ii) A provision was added so that holders of fractional shares may request the Company to sell additional fractional shares.

(iii) A provision was added so that the quorum for a special resolution at shareholders' meetings shall be one-third (1/3) or more of the total number of voting rights of all shareholders.

Agenda Item No. 3: Election of two (2) Directors

As proposed, Messrs. Kazuyuki Kogure and Katsumi Asai were elected as Directors and assumed their offices.

Agenda Item No. 4: Election of three (3) Corporate Auditors

As proposed, Messrs. Toshiaki Omori, Jiro Bando and Shinobu Hasegawa were elected as Corporate Auditors and assumed their offices. Messrs. Toshiaki Omori and Jiro Bando are outside Corporate Auditors as required under paragraph 1, Article 18 of "the Law for Special Exceptions to the Commercial Code concerning Audit, etc., of Joint Stock Corporations (Kabushiki Kaisha)".

Agenda Item No. 5: Payment of retirement benefits to retiring Directors and Corporate Auditors

As proposed, appropriate retirement benefits shall be paid to Messrs. Eiji Hosoya, Kunio Aoki, Hiroshi Ogino, Makoto Egashira, Masao Tsukamoto and Tsutomu Sato for their services as Directors, and Messrs. Katsuhiro Harada, Nobumasa Omatsu and

Tetsuo Takeuchi for their services as Corporate Auditors, each in accordance with the Company's regulations and its customary practices; and the details of each such payment, including the amount, time and method of payment, shall be discussed and determined by the Board of Directors with respect to retiring Directors and by the Board of Corporate Auditors with respect to retiring Corporate Auditors.

Additional Information

1. At the meeting of the Board of Directors held following the conclusion of the Ordinary General Meeting of Shareholders, following persons were elected as a Representative Director/Directors with executive position and assumed their offices as follows:

Executive Vice President and Representative Director	Makoto Natsume
Executive Director	Nobuyuki Sasaki
Executive Director	Tetsuro Tomita

2. Following the conclusion of the Ordinary General Meeting of Shareholders, Messrs. Toshiaki Omori and Jiro Bando were mutually elected as Full-time Corporate Auditors by the Corporate Auditors and assumed their offices.

(Summary English Translation)

Business Report for the 16th Fiscal Period

April 1, 2002 through March 31, 2003

East Japan Railway Company

To Our Shareholders

Compliments of Mutsutake Otsuka, the President and CEO of the Company, are mentioned.

Outline of the 16th Fiscal Period

Annual results for the 16th fiscal period are outlined.

Railway Operations

Outline of the Company's railway operations as well as the annual results of this segment is mentioned.

Graphs of operating revenue/operating income and passenger kilometers are included.

Related Operations

Outline of the Company's related business as well as the annual results of this segment is mentioned.

BALANCE SHEET
(As of March 31, 2003)

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥80,400
Railway fares receivable	32,799
Accounts receivable	95,666
Short-term loans receivable	29,054
Securities	-
Real estate for sale	13,798
Inventories	9,719
Prepaid expenses	4,854
Deferred income taxes	43,853
Other current assets	17,334
Allowance for doubtful accounts	(1,293)
Total current assets	326,188
Fixed Assets:	
Fixed assets for railway operations	4,631,254
Fixed assets for other operations	353,402
Fixed assets relating to both operations	414,582
Construction in progress	138,790
Investment and other assets:	
Stocks of subsidiaries	147,449
Investment in securities	83,730
Long-term loans receivable	74,182
Long-term prepaid expenses	12,106
Long-term deferred income taxes	130,375
Other investment and other assets	3,792
Allowance for doubtful accounts	(484)
Total investment and other assets	451,152
Total fixed assets	5,989,182
Deferred Assets:	
Bond issue discount	16
Total deferred assets	16
Total Assets	¥6,315,388

Liabilities	*(Millions of yen)*
Current Liabilities:	
Short-term loans	¥60,000
Current portion of long-term loans	263,009
Current portion of long-term liabilities incurred for purchase of railway facilities	133,913
Payables	313,207
Accrued expenses	24,364
Accrued consumption taxes	11,627
Accrued income taxes	86,336
Fares deposited with regard to railway connecting services	15,593
Deposits received	8,986
Prepaid railway fares received	114,197
Advances received	55,428
Allowance for bonuses to employees	71,870
Other current liabilities	16,631
Total current liabilities	1,175,167
Long-term Liabilities:	
Bonds	893,960
Long-term loans	697,469
Long-term liabilities incurred for purchase of railway facilities	2,018,331
Accrued severance and retirement benefits	547,230
Other long-term liabilities	58,211
Total long-term liabilities	4,215,202
Total liabilities	¥5,390,369
Shareholders' Equity	
Common Stock	¥200,000
Capital Surplus:	
Additional paid-in capital	96,600
Total capital surplus	96,000
Earnings Surplus:	
Legal reserve	22,173
Reserve for special depreciation	1,496
Reserve for deferred gain on sales of fixed assets	28,420
General reserve	430,000
Unappropriated retained earnings	146,077
(Net income for the period within above)	(86,966)
Total earnings surplus	628,167
Net Unrealized Holding Gains on Securities	250
Total Shareholders' Equity	925,018
Total Liabilities and Shareholders' Equity	¥6,315,388

STATEMENT OF INCOME
(Year ended March 31, 2003)

	(Millions of yen)
Ordinary Items	
Operating revenues and expenses:	
Railway operations:	
Operating revenues	¥1,837,367
Operating expenses	1,564,868
Operating income	272,499
Other operations:	
Operating revenues	62,120
Operating expenses	33,253
Operating income	28,867
Total operating income	301,366
Non-operating income and expenses:	
Non-operating income:	
Interest and dividend income	2,814
Other income	33,132
Total non-operating income	35,947
Non-operating expenses:	
Interest expense	170,244
Other expenses	2,997
Total non-operating expenses	173,242
Ordinary income	¥164,071

	(Millions of yen)
Extraordinary Items	
Extraordinary gains:	
Construction grants received	65,378
Gain on sales of fixed assets	43,266
Gain on sales of investment in securities	14,893
Other gains	584
Total extraordinary gains	124,123
Extraordinary losses:	
Loss from direct deduction from acquisition cost of fixed assets regarding construction grants	54,147
Loss on sales of fixed assets	25,180
Devaluation losses on investment in securities	16,955
Devaluation losses on fixed assets	14,304
Other losses	11,493
Total extraordinary losses	122,081
Income before income taxes	166,113
Income taxes-current	131,893
Income taxes-deferred	(52,746)
Net income	86,966
Unappropriated retained earnings brought forward	75,110
Interim cash dividends	16,000
Unappropriated retained earnings at end of year	¥146,077

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings at the end of the year	¥146,077,164,051
Reversal of reserve for special depreciation	279,210,370
Reversal of reserve for deferred gain on sales of fixed assets	1,946,247,552
Total	148,302,621,973

We will appropriate these amounts as follows:

Dividend (¥4,000 per share (ordinary dividend of ¥2,500 per share and special dividend of ¥1,500 per share))	16,000,000,000
Bonuses to directors (of which to corporate auditors: ¥22,384,000)	190,778,000
Reserve for deferred gain on sales of fixed assets	6,524,540,319
General reserve	50,000,000,000
Total	72,715,318,319

Unappropriated retained earnings to be carried forward	¥75,587,303,654

Outline of the Company (As of March 31, 2003)

Railway Operations:

Operating kilometers: 7,526.8km

(Shinkansen: 1,052.9km, Ordinary railway: 6,473.9km)

Total number of stations: 1,695

Total number of rolling stock: 13,217

Other operations: Travel agents, sales, advertising, leasing, etc.

Related Operations:

Principal operations: Real estate leasing, housing sales, credit card operations, etc.

Total Number of Employees: 71,186 (1,459 fewer than the previous fiscal year)

A map of the Company's railway network is included.

Information Concerning Shares

Total number of shares authorized to be issued: 16,000,000 shares

Total number of outstanding shares: 4,000,000 shares

Total number of shareholders as of the end of the fiscal year: 338,804 persons

Names of principal shareholders, etc. are mentioned.

Graphs presenting shareholders by category and the number of shares a shareholder represents are included.

Directors and Corporate Auditors (As of June 25, 2003)

Names of 27 directors (including 4 representative directors) and 5 corporate auditors are mentioned.

Outline of Consolidated Results

Annual results for the 16th fiscal period are outlined.